FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2005
Provident Energy Trust (Translation of registrant's name into English)
700, 112 - 4th Ave, S.W. ; Calgary, AB; T2P 0H3 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	.........	Form 40-F	...X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	........	No	...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws. Accordingly, these securities may not be offered or sold within the United States or to, or for the account or benefit of, a U.S. person (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America.

New Issue	Short Form Prospectus	New Issue November 7, 2005

$275,058,000
21,830,000 Subscription Receipts

$150,000,000
6.50% Extendible Convertible Unsecured Subordinated Debentures
Subscription Receipts

This short form prospectus qualifies the distribution of 21,830,000 subscription receipts ("Subscription Receipts") of Provident Energy Trust (the "Trust") at a price of $12.60 per Subscription Receipt. Each Subscription Receipt will entitle the holder thereof to receive, without payment of additional consideration, one trust unit ("Trust Unit") of the Trust which will be issuable upon completion of the acquisition (the "Acquisition") of the NGL Business (as defined herein) pursuant to the Purchase and Sale Agreement (as defined herein) on or before 5:00 p.m. (Calgary time) on January 25, 2006. See "Proposed Acquisition of NGL Business". The gross proceeds from the sale of the Subscription Receipts (the "Escrowed Funds") will be held by Computershare Trust Company of Canada, as escrow agent (the "Escrow Agent") and invested in short term obligations issued or guaranteed by the Government of Canada (or other approved investments) pending completion of the Acquisition. Provided that the Acquisition closes on or before 5:00 p.m. (Calgary time) on January 25, 2006, the Escrowed Funds less the Purchase Price Adjustment Amount ( as defined below) will be released to the Trust and Trust Units will be issued to the holders of the Subscription Receipts. The Trust will use its share of the Escrowed Funds and the proceeds from the sale of Debentures (as defined below) to pay a portion of the purchase price in respect of the Acquisition. See "Use of Proceeds".

It is anticipated that the closing date (the "Closing Date") of this offering will be on or about November 15, 2005. If the Acquisition closes on or before 5:00 p.m. (Calgary time) on January 25, 2006 and holders of Subscription Receipts become entitled to receive Trust Units, such holders will receive, as a reduction to the purchase price in respect of such Subscription Receipts, an amount per Subscription Receipt equal to the amount per Trust Unit of any cash distributions for which record dates have occurred during the period from the Closing Date to the date immediately preceding the date the Trust Units become issuable pursuant to the Subscription Receipts (the "Purchase Price Adjustment Amount"). See "Details of the Offering".

If the Acquisition does not close on or before 5:00 p.m. (Calgary time) on January 25, 2006, the Purchase and Sale Agreement (as defined herein) is terminated at any earlier time or the Trust advises the Underwriters (as defined herein) or announces to the public that it does not intend to proceed with the Acquisition (in any case the "Termination Time"), the Escrow Agent will return to the holders of Subscription Receipts an amount equal to the offering price therefor and their pro rata entitlements to interest earned on such amount. See "Details of the Offering".

Debentures

    This short form prospectus also qualifies the distribution of $150,000,000 aggregate principal amount of 6.50% extendible convertible unsecured subordinated debentures (the "Debentures") of the Trust at a price of $1,000 per Debenture. The Debentures will bear interest at an annual rate of 6.50% payable semi-annually on April 30 and October 31 in each year commencing April 30, 2006. The maturity date (the "Maturity Date") for the Debentures will initially be January 25, 2006 (the "Initial Maturity Date"). Provided that the Acquisition closes on or before 5:00 p.m. (Calgary time) on January 25, 2006, the Maturity Date of the Debentures will be automatically extended from the Initial Maturity Date to April 30, 2011 (the "Final Maturity Date"). If the Acquisition does not close on or before 5:00 p.m. (Calgary time) on January 25, 2006 the Debentures will mature on the Initial Maturity Date.

Debenture Conversion Privilege

Each Debenture will be convertible into Trust Units at the option of the holder of a Debenture at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $14.75 per Trust Unit, subject to adjustment in certain events. Holders converting their Debentures will receive all accrued and unpaid interest thereon to the date of conversion.

The outstanding Trust Units are listed on the Toronto Stock Exchange (the "TSX") and the American Stock Exchange (the "AMEX"). The outstanding 8.75% convertible unsecured subordinated debentures of the Trust (the "8.75% Debentures"), the outstanding 8.00% convertible unsecured subordinated debentures of the Trust (the "8% Debentures") and the outstanding 6.50% convertible unsecured subordinated debentures of the Trust (the "6.50% Debentures") are listed on the TSX. The TSX has conditionally approved the listing of the Subscription Receipts, Debentures and Trust Units issuable pursuant to the Subscription Receipts and on conversion of the Debentures. Listing of the Subscription Receipts, Debentures and Trust Units issuable pursuant to the Subscription Receipts and on conversion of the Debentures will be subject to the Trust fulfilling all of the listing requirements of the TSX on or before January 29, 2006. Listing of the Trust Units issuable pursuant to the Subscription Receipts and on conversion of the Debentures will be subject to the Trust fulfilling all of the listing requirements of the AMEX. On November 4, 2005, the closing price of the Trust Units on the TSX and the AMEX was $12.84 per Trust Unit and US$10.86 per Trust Unit, respectively, and the closing price of the 8.75% Debentures, 8% Debentures and 6.50% Debentures on the TSX was $116.30, $109.00 and $101.60, respectively. The terms of this offering were determined by negotiation between Provident Energy Ltd. ("Provident"), on behalf of the Trust and National Bank Financial Inc., BMO Nesbitt Burns Inc. and Scotia Capital Inc. on their own behalf and on behalf of TD Securities Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., Canaccord Capital Corporation, HSBC Securities (Canada) Inc. and Sprott Securities Inc. (collectively, the "Underwriters").

	Price to Public	Underwriters' Fee(1)	Net Proceeds to the Trust (2)(3)
Per Subscription Receipt	$12.60	$0.63	$11.97
Total Subscription Receipts	$275,058,000	$13,752,900	$261,305,100
Per Debenture	$1,000	$40	$960
Total Debentures	$150,000,000	$6,000,000	$144,000,000
Total Subscription Receipts and Debentures	$425,058,000	$19,752,900	$405,305,100

Notes:
(1)
The Underwriters' Fee in respect of the Subscription Receipts is payable as to 50% upon the closing of this offering and 50% upon closing of the Acquisition. If the Acquisition does not close on or before January 25, 2006, the Underwriters' Fee with respect to the Subscription Receipts will be reduced to the amount payable upon closing of this offering.

(2)	Before deducting expenses of this offering, estimated to be $500,000, which will be paid from the general funds of the Trust.
(3)
The Trust has granted to the Underwriters an option (the "Underwriters' Option") to purchase an additional 3,175,000 Subscription Receipts on the same terms as set forth above exercisable at any time until 48 hours prior to the Closing Date, which additional Subscription Receipts are qualified for distribution under this short form prospectus. If the Underwriters' Option is exercised in full, the Price to Public, the Underwriters' Fee and the Net Proceeds to the Trust in respect of the offering of Subscription Receipts will be $315,063,000, $15,753,150 and $299,309,850, respectively. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Subscription Receipts and Debentures, subject to prior sale, if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Trust by Macleod Dixon LLP and on behalf of the Underwriters by Stikeman Elliott LLP. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Certificates for the Subscription Receipts and the aggregate principal amount of the Debentures will be issued in registered form to The Canadian Depository for Securities Limited ("CDS") and will be deposited with CDS on the date of closing. No certificates evidencing the Subscription Receipts or Debentures will be issued to purchasers, except in certain limited circumstances, and registration will be made in the depositary service of CDS. Purchasers of the Subscription Receipts and the Debentures will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Subscription Receipts or Debentures is purchased. The Underwriters may effect transactions which stabilize or maintain the market price for the Trust Units, Subscription Receipts or Debentures at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

In the opinion of Macleod Dixon LLP and Stikeman Elliott LLP, based on representations of Provident and the Trust as to certain factual matters, the Subscription Receipts and Debentures offered hereunder will, on the date of closing, be qualified investments under the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (collectively, "Deferred Plans") other than (i) in the case of Subscription Receipts, if an annuitant, a beneficiary, an employer or a subscriber under the governing plan in respect of such trust, as applicable, does not deal at arm's length with the Trust; and (ii) in the case of Debentures, deferred profit sharing plans where Provident is an employer in respect of the plan. See "Eligibility for Investment".

The interest coverage ratio in respect of the Debentures for the twelve month period ended December 31, 2004 and the twelve month period ended June 30, 2005, is less than 1:1. Interest coverage ratios based on cash flow (defined as funds from operations before working capital changes and site restoration expenditures) for these periods exceed 1:1. See "Interest Coverage".

A return on an investment in Subscription Receipts or Trust Units is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in the Trust is at risk, and the anticipated return on such investment is based on many performance assumptions. Although the Trust intends to make distributions of its available cash to holders of Trust Units ("Unitholders"), these cash distributions may be reduced or suspended. Cash distributions are not guaranteed. The actual amount distributed will depend on numerous factors including: the financial performance of Provident, debt obligations, working capital requirements and future capital requirements. In addition, the market value of the Subscription Receipts or Trust Units may decline if the Trust's cash distributions decline in the future, and any such market value decline may be material.

It is important for an investor to consider the particular risk factors that may affect the issuer in which it is investing, and therefore the stability of the distributions that it receives. See "Risk Factors" in this short form prospectus and "Risk Factors" in the Trust's AIF (as defined herein). These sections also describe the Trust's assessment of those risk factors, as well as the potential consequences to an investor if a risk should occur.

The after-tax return from an investment in Trust Units to Unitholders subject to Canadian income tax can be made up of both a return on capital and a return of capital. That composition may change over time, thus affecting an investor's after-tax return. Returns on capital are generally taxed as ordinary income in the hands of a Unitholder. Returns of capital are generally tax-deferred (and reduce the Unitholder's cost base in the Trust Unit for tax purposes).

Each of National Bank Financial Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc. and RBC Dominion Securities Inc. is an indirect wholly-owned subsidiary of a Canadian chartered bank which is a lender to Provident under: the initial $450 million of Provident's revolving term credit facility (the "Base Cdn. Credit Facility"); in the case of BMO Nesbitt Burns Inc. and Scotia Capital Inc., under the US$100 million credit facility (the "Base US Credit Facility"); in the case of National Bank Financial Inc., BMO Nesbitt Burns Inc. and Scotia Capital Inc., under the additional $300 million of Provident's revolving term credit facility (the "Increased Credit Facility") (collectively, the Base Cdn. Credit Facility, the Base US Credit Facility and the Increased Credit Facility are referred to herein as the "Credit Facility") and under a $474 million senior bridge facility (the "Bridge Facility"). The Increased Credit Facility and Bridge Facility were entered into in connection with the Acquisition. In addition, National Bank Financial Inc. acted as financial advisor to the Trust in connection with the Acquisition. Consequently, the Trust may be considered to be a connected issuer of each of these Underwriters under applicable Canadian securities laws. The net proceeds of this offering will be used by Provident to finance a portion of the purchase price of the Acquisition and the remaining portion will be financed by Provident drawing on the Credit Facility. See "Relationship Among the Trust, Provident and Certain Underwriters", "Recent Developments" and "Use of Proceeds".

There is currently no market through which the Subscription Receipts or Debentures may be sold and purchasers may not be able to resell the Subscription Receipts or Debentures purchased under this short form prospectus.

The Subscription Receipts, Debentures and Trust Units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Dollar references in this short form prospectus, the documents incorporated by reference herein and the financial statements attached hereto are in Canadian dollars unless otherwise indicated. On November 4, 2005, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the Bank of Canada noon rate for United States dollars was Canadian $1.1901 = US$1.00.

The following table sets forth the average exchange rates for the six month period ended June 30, 2005 and the years ended December 31, 2004 and December 31, 2003 based on the Bank of Canada noon rate for United States dollars. The rates are set forth as Canadian dollars per US$1.00.

	Six months ended	Year Ended December 31,
	June 30, 2005	2004	2003
Average rate during period	$1.2354	$1.3015	$1.4014

Note:
(1) The exchange rates disclosed have been rounded.

TABLE OF CONTENTS

Page
NOTE REGARDING FORWARD LOOKING STATEMENTS .....................................................................................................	5
SELECTED ABBREVIATIONS .............................................................................................................................................	6
PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION ..............................................................	7
NON-GAAP MEASURES .....................................................................................................................................................	7
DOCUMENTS INCORPORATED BY REFERENCE ................................................................................................................	8
SUMMARY .........................................................................................................................................................................	9
PROVIDENT ENERGY TRUST..............................................................................................................................................	13
PROPOSED ACQUISITION OF NGL BUSINESS ...................................................................................................................	14
RECENT DEVELOPMENTS .................................................................................................................................................	15
INFORMATION CONCERNING THE NGL BUSINESS..............................................................................................................	16
DETAILS OF THE OFFERING ..............................................................................................................................................	20
DESCRIPTION OF TRUST UNITS..........................................................................................................................................	26
INTEREST COVERAGE........................................................................................................................................................	27
PLAN OF DISTRIBUTION......................................................................................................................................................	27
RISK FACTORS ..................................................................................................................................................................	30
CAPITALIZATION OF THE TRUST.........................................................................................................................................	32
PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS............................................................................................	34
RECORD OF CASH DISTRIBUTIONS ...................................................................................................................................	35
USE OF PROCEEDS ..........................................................................................................................................................	35
RELATIONSHIP AMONG THE TRUST, PROVIDENT AND CERTAIN UNDERWRITERS .............................................................	35
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS........................................................................................................	36
ELIGIBILITY FOR INVESTMENT.............................................................................................................................................	42
LEGAL MATTERS ...............................................................................................................................................................	43
AUDITORS, TRANSFER AGENT AND REGISTRAR................................................................................................................	43
INTERESTS OF EXPERTS....................................................................................................................................................	43
CONSENTS ........................................................................................................................................................................	44
PURCHASERS' STATUTORY RIGHTS..................................................................................................................................	45
PRO FORMA FINANCIAL STATEMENTS ..............................................................................................................................	A-1
NGL BUSINESS FINANCIAL INFORMATION .........................................................................................................................	B-1
CERTIFICATE OF PROVIDENT ENERGY TRUST ..................................................................................................................	C-1
CERTIFICATE OF THE UNDERWRITERS..............................................................................................................................	C-2

NOTE REGARDING FORWARD LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements. These statements relate to future events or the Trust's future performance. All statements other than statements of historical fact are forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In addition, this short form prospectus and the documents incorporated by reference herein may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Forward-looking statements in this short form prospectus and the documents incorporated by reference herein include, but are not limited to, statements with respect to:

•	the Trust's ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;
•	the Trust's acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;
•	the goal to sustain or grow production and reserves through prudent management and acquisitions;
•	the emergence of accretive growth opportunities;
•	the objective to achieve a consistent level of monthly cash distributions;
•	the impact of Canadian governmental regulation on the Trust relative to other oil and gas companies or trusts of similar size;
•	the existence, operation and strategy of the commodity price risk management program;
•	the approximate and maximum amount of forward sales and hedging to be employed;
•	the impact of changes in oil and natural gas prices on cash flow after hedging;
•	the focus of capital expenditures on development activity rather than exploration;
•	the sale, farming out or development using third party resources to exploit or produce certain exploration properties;
•	the use of development activity and acquisitions to replace and add to reserves;
•	the quantity of oil and natural gas reserves and oil and natural gas production levels;
•	drilling plans;
•	the performance characteristics of Provident's natural gas midstream, NGL processing and marketing business;
•	the growth opportunities associated with the natural gas midstream, NGL processing and marketing business;
•	the nature of contractual arrangements with third parties in respect of Provident's natural gas midstream, NGL processing and marketing business; and
•	the impact of the potential acquisition of the NGL Business.

Although the Trust believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Neither the Trust nor the Underwriters can guarantee future results, levels of activity, performance, or achievements. Moreover, neither the Trust, the Underwriters nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Some of the risks and other factors, some of which are beyond the Trust's control, which could cause results to differ materially from those expressed in the forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein include, but are not limited to:

•	general economic conditions in Canada, the United States and globally;
•	industry conditions, including fluctuations in the price of crude oil, natural gas and natural gas liquids and conditions associated with the midstream NGL business;
•	uncertainties associated with estimating reserves;
•	royalties payable in respect of the Trust's oil and gas production;
•	interest payable on notes issued in connection with acquisitions;

•	income tax legislation relating to income trusts;
•	governmental regulation in North America of the oil and gas industry, including income tax and environmental regulation;
•	fluctuation in foreign exchange or interest rates;
•	stock market volatility and market valuations;
•	the need to obtain required approvals from regulatory authorities;
•	unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
•	failure to realize the anticipated benefits of acquisitions;
•	failure to obtain industry partner and other third party consents and approvals, when required;
•	risks associated with foreign ownership;
•	third party performance of obligations under contractual arrangements; and
•	the other factors set forth under "Risk Factors" in this short form prospectus and the AIF (as defined herein).

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Except as may be required pursuant to applicable securities legislation, neither the Trust nor the Underwriters are under any duty to update any of the forward-looking statements after the date of this short form prospectus to conform such statements to actual results or to changes in the Trust's expectations.

SELECTED ABBREVIATIONS

In this short form prospectus, the abbreviations set forth below have the meanings indicated:

"API" means degrees API, a measure of hydrocarbon density.

"bbl" means one barrel.

"bbls/d", "b/d", or "bpd" means barrels per day.

"bcf" means one billion cubic feet.

"bcf/d" means one billion cubic feet per day.

"boe" means barrels of oil equivalent. A barrel of oil
equivalent is determined by converting a volume of
natural gas to barrels using the ratio of six mcf to one
barrel. Boe may be misleading, particularly if used in
isolation. The boe conversion ratio of 6 mcf:1 bbl is
based on an energy equivalency method primarily
applicable at the burner tip and does not represent a
value equivalency at the wellhead.

"boe/d" or "boed" means one barrel of oil equivalent per day.

"mboe" means one thousand barrels of oil equivalent.

"mmboe" means one million barrels of oil equivalent.

"mbbls" means one thousand barrels.

"mcf" means one thousand cubic feet.

"mcf/d" means one thousand cubic feet per day.

"mmcf" means one million cubic feet.

"mmbbls" means one million barrels.

"mmcf/d" means one million cubic feet per day.

"mmstb" means one million stock tank barrels.

"NGL" means natural gas liquids, including ethane.

PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION

All oil and natural gas reserve information contained in this short form prospectus and the documents incorporated by reference herein, has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this short form prospectus and in the documents incorporated by reference herein. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves. The Trust has adopted the standard of 6 mcf:1 boe when converting natural gas to barrels of oil equivalent. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

NON-GAAP MEASURES

    In this short form prospectus and the documents incorporated by reference herein, the Trust uses the terms "cash flow" and "funds flow from operations" to refer to the amount of cash available for distribution to Unitholders and as indicators of financial performance. "Cash flow" and "funds flow from operations" are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. Therefore, "cash flow" and "funds flow from operations" of the Trust may not be comparable to similar measures presented by other issuers, and investors are cautioned that "cash flow" and "funds flow from operations" should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. All references to "cash flow" and "funds flow from operations" are based on cash flow before changes in non-cash working capital related to operating activities and site restoration expenditures, as presented in the consolidated financial statements of the Trust. The actual amount of cash that is distributed cannot be assured and future distributions may vary. The Trust uses such terms as an indicator of financial performance because such terms are commonly utilized by investors to evaluate royalty trusts and income funds in the oil and gas sector. The Trust believes that such terms are useful supplemental measures as they provide investors with information as to the cash available for distribution from the Trust to Unitholders in such periods.

The Trust also uses the term "EBITDA" in this short form prospectus and the documents incorporated by reference herein to refer to earnings from operations before interest, taxes, depreciation and amortization. EBITDA is disclosed to assist management and investors in determining the ability of Provident to generate cash from its operations, which is a significant component of funds flow from operations. This measure does not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other issuers.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the President or Chief Executive Officer of Provident at 800, 112 - 4th Avenue S.W., Calgary, Alberta T2P 0H3, telephone (403) 296-2233. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the President or Chief Executive Officer of Provident at the above-mentioned address and telephone number. Copies of the documents incorporated herein by reference are also available at www.sedar.com.

The following documents of the Trust, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this short form prospectus:

(a)	the Renewal Annual Information Form of the Trust dated March 30, 2005 (the "AIF") including the financial statements of Olympia Energy Inc. ("Olympia"), Viracocha Energy Inc.
("Viracocha") and Breitburn Energy Company LLC ("Breitburn"), together with the notes thereto and the auditor's reports thereon attached as Schedules D, E and F to the AIF, respectively and excluding the unaudited pro forma consolidated financial statements of the Trust contained in each of the business acquisition reports of the Trust dated June 16, 2004 in respect of the acquisition of Olympia, June 16, 2004 in respect of the acquisition of Viracocha and August 30, 2004 in respect of the acquisition of Breitburn incorporated by reference in the AIF;

(b)
the unaudited comparative consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust as at and for the six months ended June 30, 2005;

(c)
the audited comparative consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust as at and for the year ended December 31, 2004;

(d)
the Proxy Statement and Information Circular dated March 31, 2005 in connection with the annual meeting of Unitholders held on May 5, 2005 (excluding those portions thereof which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein); and

(e) the material change report of the Trust dated November 4, 2005 in respect of the Acquisition.

Any of the following documents, if filed by the Trust with the provincial securities commissions or similar authorities in Canada after the date of this short form prospectus and before the termination of this offering, are deemed to be incorporated by reference in this short form prospectus:

(a) material change reports (except confidential material change reports);

(b) comparative interim financial statements;

(c)	comparative financial statements for the Trust's most recently completed financial year, together with the accompanying report of the auditor; and

(d)
information circulars (excluding those portions thereof which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein).

Documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this short form prospectus or in any other subsequently filed document that is also incorporated by reference in this short form prospectus.

SUMMARY

The following is a summary of certain information contained in this short form prospectus and is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained elsewhere in this short form prospectus.

The Trust

The Trust is an open-end unincorporated investment trust created under the laws of Alberta and created pursuant to a trust indenture dated as of January 25, 2001, as amended from time to time (the "Trust Indenture") between Computershare Trust Company of Canada and Founders Energy Ltd. ("Founders"). The beneficiaries of the Trust are the Unitholders. Cash flow from the petroleum and natural gas properties and the natural gas midstream and NGL processing business is distributed from Provident to the Trust by way of royalty payments and interest and principal repayments on notes issued by Provident and other subsidiaries of the Trust to the Trust from time to time. Distributable cash generated by the royalties, interest and principal repayments is distributed monthly to Unitholders.

Proposed Acquisition of NGL Business

On October 27, 2005, the Trust and Provident entered into a purchase and sale agreement (the "Purchase and Sale Agreement") with EnCana Corporation, 1140102 Alberta Ltd., EnCana Midstream Inc., WD Energy Services Inc. and EnCana Kerrobert Pipelines Limited (collectively, the "Vendors") pursuant to which Provident agreed to acquire (the "Acquisition") certain assets, shares and partnership interests which comprise the Vendors' natural gas liquids business (the "NGL Business") for an aggregate purchase price of $697 million, plus working capital and other adjustments, which Provident currently estimates to be approximately $80 million. The assets of the NGL Business include interests in certain NGL extraction plants, pipelines, storage and fractionation facilities, distribution facilities, contracts and the Vendors' interest in the NGL marketing business operated by Kinetic Resources U.S.A., a partnership formed under the laws of the State of Michigan and Kinetic Resources (LPG), a partnership formed under the laws of the Province of Alberta (collectively, "Kinetic").

Benefits of the Acquisition

In the opinion of management of Provident, the Acquisition complements Provident's existing midstream operations, creating a fully integrated and geographically diverse NGL midstream business. Through this transaction, Provident becomes the second-largest integrated NGL producer in Canada with operations that extend from Taylor, British Columbia to Sarnia, Ontario and Lynchburg, Virginia, U.S.A. Given the complementary nature of Provident's existing NGL business and these new assets, Provident has identified approximately $12 million in recurring synergies which may be realized over the next two years. The business synergies currently identified by Provident include:

•	Improved product margins through reduced transportation costs on sales of propane and butane at the Younger Plant for NGLs currently shipped to Provident's Redwater plant;

•	Optimization of ethane-plus and propane-plus fractionation capacity at Redwater and Fort Saskatchewan, resulting in fractionation cost savings;

•	Higher propane and butane margins associated with product sales of NGLs transported from Redwater to Sarnia; and

•	Access to both retail and wholesale NGL markets through the marketing efforts of Kinetic.

The Acquisition is expected to be accretive to Unitholders on cash flow and net asset value (NAV) metrics. On a pro-forma basis for the six months ended June 30, 2005, the accretion on cash flow per Trust Unit and NAV accretion would have both been approximately 10%. The NGL Business generated revenues and EBITDA of $185.4 million and $49.2 million, respectively, for the six months ended June 30, 2005 (which includes revenues of approximately $3.9 million and EBITDA of approximately $1.0 million, respectively, attributable to Provident's interest in the EnCana Empress Plant in the event the Put Right, as defined herein, is exercised). Management of Provident expects that the future financial performance of the NGL Business will be augmented by strategic expansion projects and other recently completed initiatives. Management of Provident also believes that Provident may realize pre-tax savings on an ongoing basis as a result of the anticipated low maintenance capital requirements associated with the NGL Business and the anticipated operational efficiencies with Provident's existing midstream business. Based on the six months ended June 30, 2005, Provident's midstream business unit is expected to represent approximately 40% of its EBITDA, an increase from approximately 19% currently.

For additional information concerning the Purchase and Sale Agreement see "Proposed Acquisition of NGL Business" and for additional information concerning the NGL Business see "Information Concerning the NGL Business."

The Offering

Issue:	21,830,000 Subscription Receipts $150,000,000 million aggregate principal amount of Debentures.
Underwriters' Option:	The Trust has granted to the Underwriters the Underwriters' Option to purchase up to an: additional 3,175,000 Subscription Receipts on the same terms as this offering exercisable, in whole or in part, at any time until 48 hours prior to the Closing Date.
Amount of Offering:	$425,058,000 ($465,063,000 if the Underwriters' Option is exercised in full)
Price:	$12.60 per Subscription Receipt $1,000 per Debenture
Use of Proceeds:	The net proceeds of the offering of Subscription Receipts and Debentures will be used by the Trust to partially fund the Acquisition. The remaining portion of the purchase price of the Acquisition will be funded by the Trust drawing on the Credit Facility. See "Use of Proceeds" and "Details of the Offering".

  Subscription Receipts

Issuance of Trust Units:	Each Subscription Receipt will entitle the holder thereof to receive, without payment of additional consideration, one Trust Unit upon completion of the Acquisition.
Release of Escrowed Funds:	The Escrowed Funds will be held by the Escrow Agent and invested in short term obligations issued or guaranteed by the Government of Canada (or other approved investments) pending completion of the Acquisition. Provided that the Acquisition closes on or before January 25, 2006, the Escrowed Funds less the Purchase Price Adjustment Amount will be released to the Trust.

If the Acquisition does not close on or before 5:00 p.m. (Calgary time) on January 25, 2006, the Purchase and Sale Agreement is terminated at any earlier time or the Trust advises the Underwriters or announces to the public that it does not intend to proceed with the Acquisition, the Escrow Agent will return to the holders of Subscription Receipts an amount equal to the offering price therefor and their pro rata entitlements to interest earned on such amount.

Purchase Price Adjustment Amount:	If the Acquisition closes on or before 5:00 p.m. (Calgary time) on January 25, 2006 and: holders of Subscription Receipts become entitled to receive Trust Units, such holders will receive the Purchase Price Adjustment Amount, as applicable. See "Details of the Offering".

Debentures

Maturity:
The maturity date (the "Maturity Date") for the Debentures will initially be on January 25, 2006 (the "Initial Maturity Date"). Provided that the Acquisition closes on or before 5:00 p.m. (Calgary time) on January 25, 2006, the Maturity Date of the Debentures will be automatically extended from the Initial Maturity Date to April 30, 2011 (the "Final Maturity Date"). If the Acquisition does not close on or before 5:00 p.m. (Calgary time) on January 25, 2006 the Debentures will mature on the Initial Maturity Date.

Interest:	6.50% per annum payable semi-annually in arrears on April 30 and October 31 in each year, commencing April 30, 2006, assuming the extension of the Maturity Date to the Final Maturity Date. The first interest payment on April 30, 2006 will include interest accrued from the Closing Date to but excluding April 30, 2006.
Conversion:	The Debentures will be convertible into fully paid and non-assessable Trust Units at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures at a conversion price of $14.75 per Trust Unit, being a conversion rate of 67.7966 Trust Units per $1,000 principal amount of Debentures, subject to adjustment as provided in the Indenture (as defined herein). Holders converting their Debentures will receive all accrued and unpaid interest thereon to the date of conversion.
Redemption:	The Debentures will not be redeemable on or before October 31, 2008. After October 31, 2008 and before the Final Maturity Date, the Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 40 days notice, at a price of $1,050 per Debenture after October 31, 2008 and on or before October 31, 2009 and at a price of $1,025 per Debenture after October 31, 2009 and on or before the Final Maturity Date (each a "Redemption Price"), in each case, plus accrued and unpaid interest thereon, if any.
Payment upon Redemption or Maturity:	On redemption or at the Maturity Date (including at the Initial Maturity Date), the Trust may, at its option on not more than 60 days and not less than 40 days prior notice and subject to regulatory approval, elect to satisfy its obligation to pay the Redemption Price or the principal amount of the Debentures by issuing and delivering that number of Trust Units obtained by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed, or the principal amount of outstanding Debentures which have matured, as the case may be, by 95% of the weighted average trading price of the Trust Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the Maturity Date, as the case may be. Any accrued and unpaid interest thereon will be paid in cash. Although the Trust will have the option to satisfy its obligation to pay the principal amount of the Debentures due on the Initial Maturity Date by issuing Trust Units, the Trust currently intends to repay the amounts due on the Initial Maturity Date with cash in the event the Acquisition is not completed. See "Use of Proceeds".
Change of Control:	Upon the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66 2/3% or more of the Trust Units, the Trust will be required to make an offer to purchase, within 30 days following the consummation of the change of control, all of the Debentures at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest.

Subordination:	The payment of the principal of, and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness (as defined herein) of the Trust. The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiary ranking at least pari passu with such other creditors. The Debentures will not limit the ability of the Trust to incur additional indebtedness, including indebtedness that ranks senior to the Debentures, or from mortgaging, pledging or charging its properties to secure any indebtedness.

PROVIDENT ENERGY TRUST

The Trust

The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal offices of the Trust are located at 800, 112 - 4th Avenue S.W., Calgary, Alberta T2P 0H3. The registered office of the Trust is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Provident

Provident is a corporation the common shares of which are wholly-owned by the Trust. Provident was incorporated under the Business Corporations Act (Alberta) (the "ABCA") on January 19, 2001 and was amalgamated with Founders pursuant to a plan of arrangement involving the Trust, Provident and Founders effective March 6, 2001. Provident subsequently amalgamated with Maxx Petroleum Ltd. ("Maxx") effective May 25, 2001 pursuant to a plan of arrangement involving the Trust, Provident and Maxx. Provident was also amalgamated with Richland Petroleum Corporation ("Richland") effective January 16, 2002 pursuant to a plan of arrangement involving the Trust, Provident and Richland. Provident was amalgamated with Provident Management Corporation (the "Manager") pursuant to a management internalization transaction involving the Trust, Provident, the Manager and the shareholders of the Manager effective January 17, 2003. Provident was also amalgamated with Olympia and Viracocha on June 1, 2004 pursuant to a plan of arrangement involving the Trust, Provident, Viracocha and Olympia. Provident owns all of the outstanding shares of the following five subsidiaries: Provident Acquisitions Inc., Coast Pacific RLP-97 Exploration Inc., Provident Marketing Ltd., Provident Energy Pipeline Inc. and Viracocha Heavy Oil Ltd. The head and principal offices of Provident are located at 800, 112 - 4th Avenue S.W., Calgary, Alberta T2P 0H3. The registered office of Provident is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Provident Holdings Trust

Provident Holdings Trust ("Holdings Trust") is an open-end unincorporated commercial trust governed by the laws of the Province of Alberta. Holdings Trust was formed pursuant to a trust indenture dated April 25, 2002 and is wholly-owned by the Trust. Holdings Trust currently holds a 99% limited partnership interest in the limited partnerships, Provident Acquisitions L.P. and Provident Marketing L.P. The head and principal offices of Holdings Trust are located at 800, 112 - 4th Avenue S.W., Calgary, Alberta T2P 0H3. The registered office of Holdings Trust is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Provident Acquisitions L.P.

Provident Acquisitions L.P. ("Provident Acquisitions") is a limited partnership registered in the Province of Alberta. Provident Acquisitions was formed pursuant to a limited partnership agreement dated April 19, 2002. The general partner of Provident Acquisitions is Provident which holds a 1% interest in the partnership. Holdings Trust is the limited partner of Provident Acquisitions with a 99% interest in the partnership. The head and principal offices of Provident Acquisitions are located at 800, 112 - 4th Avenue S.W., Calgary, Alberta T2P 0H3. The registered office of Provident Acquisitions is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Provident Acquisitions Inc.

Provident Acquisitions Inc. ("PAI") is a corporation wholly-owned by Provident. PAI was incorporated under the ABCA on August 19, 2002. PAI is the beneficial owner of all of the Class A common shares of 101011500 Saskatchewan Ltd. ("Provident Saskco") and holds a 0.00001% interest in the Meota (2000) Partnership. Provident Saskco holds the remaining interest in the Meota (2000) Partnership. The head and principal offices of PAI are located at 800, 112 - 4th Avenue S.W., Calgary, Alberta T2P 0H3. The registered office of PAI is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Breitburn Energy Company L.P.

Breitburn Energy Company L.P. ("Breitburn L.P.") is a Delaware limited partnership and an indirect subsidiary of the Trust. Breitburn L.P. resulted from the merger of Breitburn, a former California limited liability company, and BB Merger LLC, a Delaware limited liability company and wholly-owned indirect subsidiary of the Trust, upon completion of the indirect acquisition of all of the issued and outstanding shares of Breitburn by the Trust on June 15, 2004. The Trust, through Pro Holding Company, Pro LP Corp. and Pro GP Corp., currently holds approximately 95% of the outstanding partnership interests in Breitburn L.P. with the remaining partnership interests held by Breitburn's co-founders and co-chief executive officers. The head and principal offices of Breitburn L.P. are located at 515 S. Flower Street, Suite 4800, Los Angeles, California. The registered office of Breitburn L.P. is 2711 Centerville Road, Suite 400, Wilmington, Delaware.

Pro Holding Company

Pro Holding Company ("PHC") is a corporation incorporated under the Laws of Delaware and is wholly-owned by the Trust and Provident. PHC owns all of the outstanding shares of Pro LP Corp. and Pro GP Corp. which in turn own approximately 95% of the outstanding partnership interests in Breitburn L.P. The head office and principal offices of PHC are located at 515 S. Flower Street, Suite 4800, Los Angeles, California. The registered office of PHC is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware.

Provident Midstream Inc.

Provident Midstream Inc. ("PMI") is a corporation wholly-owned by Provident and Pro Holding Company. PMI was incorporated under the ABCA on June 6, 2005. PMI holds Provident's existing midstream NGL assets. The head and principal offices of PMI are located at 800, 112 - 4th Avenue S.W., Calgary, Alberta T2P 0H3. The registered office of PMI is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H3.

PROPOSED ACQUISITION OF NGL BUSINESS

On October 27, 2005, the Trust and Provident entered into the Purchase and Sale Agreement with the Vendors pursuant to which Provident agreed to acquire the NGL Business for an aggregate purchase price of $697 million, plus working capital and other adjustments, which Provident currently estimates to be approximately $80 million. The assets of the NGL Business include interests in certain NGL extraction plants, pipelines, storage and fractionation facilities, distribution facilities, contracts and the Vendors' interest in the NGL marketing business operated by Kinetic. The Acquisition is currently expected to close in mid-December 2005. For additional information concerning the NGL Business see "Information Concerning the NGL Business."

Upon signing the Purchase and Sale Agreement, Provident paid to the Vendors, an aggregate deposit of approximately $70 million. Upon the closing of the Acquisition, the deposit will be applied towards satisfaction of the purchase price of the Acquisition. In the event that the closing of the Acquisition does not occur due to a breach of the Purchase and Sale Agreement by Provident, Provident has agreed to forfeit the deposit to the Vendors. In the event that the closing of the Acquisition does not occur and such failure to close is not the result of a breach of the Purchase and Sale Agreement by Provident, the deposit, together with interest earned thereon, will be returned to Provident. Pursuant to the Purchase and Sale Agreement, Provident will be entitled to be paid a termination fee by the Vendors in the event that the closing of the Acquisition does not occur due to the breach of the Purchase and Sale Agreement by the Vendors. In such a case, the deposit, together with interest thereon will be returned to Provident and the Vendors shall pay Provident the sum of $21,000,000 as liquidated damages.

Pursuant to the Purchase and Sale Agreement, 1140102 Alberta Ltd. may require (referred to herein as the "Put Right") Provident to purchase an undivided 10% interest in the EnCana Empress Plant currently operated by EnCana Corporation or its affiliates (collectively referred to herein as "EnCana") and located at Empress, Alberta together with related assets at anytime until December 31, 2006. The purchase price for the acquisition of such interest is currently estimated to be approximately $15 million.

The Purchase and Sale Agreement contains customary representations, warranties, covenants and indemnities for a transaction of this type. Pursuant to the terms of the Purchase and Sale Agreement Provident's obligation to complete the Acquisition is subject to a number of conditions, including the following: (i) the representations and warranties of the Vendors shall be true and correct in all material respects at the time of closing and the Vendors shall have performed or complied in all material respects with all of the terms, covenants and conditions of the Purchase and Sale Agreement to be performed or complied with by them at or prior to closing of the Acquisition; (ii) notification of the Acquisition shall have been given under the Competition Act (Canada) and any waiting periods prescribed thereunder shall have expired and Provident shall have received a no-action letter from the Competition Bureau of Canada satisfactory to Provident, acting reasonably or Provident and the Vendors shall have received an Advance Ruling Certificate from the Competition Bureau of Canada; (iii) the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if applicable, to the completion of the Acquisition, shall have expired or been terminated; (iv) subject to certain exceptions, there shall have been no material adverse change with respect to the NGL Business; and (v) in addition to regulatory approvals referred to above, all material regulatory approvals shall have been obtained or received on terms and conditions that would not reasonably be expected to have a material adverse effect on Provident.

RECENT DEVELOPMENTS

Monthly Cash Distributions

On November 2, 2005, the Trust announced that it would pay a cash distribution of $0.12 per Trust Unit on December 15, 2005 to Unitholders of record on November 21, 2005. The distribution level is reflective of cash flow and payout ratio expectations for 2005 based on the current commodity price environment and exchange rate environment.

Expansion of Redwater NGL Facility

On October 20, 2005, the Trust signed an agreement with EnCana Oil & Gas Partnership, an affiliate of EnCana Corporation, to provide rail offloading and terminalling services for condensate to be used as a heavy oil diluent. A new condensate offloading facility is under construction at Provident's NGL fractionation plant at Redwater, Alberta. The existing Redwater plant is being expanded to offload and re-deliver an additional 35,000 barrels per day of condensate for EnCana Oil & Gas Partnership and other heavy oil producers. The expansion will also include a new multi-product truck loading facility. These new terminals will complement the existing pipeline connections to and from the plant and are expected to be in service in the second quarter of 2006, at a total cost of approximately $50 million. Full utilization of this facility's capacity is expected by management of Provident to increase the current western Canadian diluent supply by more than 15%.

Appointment of New Chairman of the Board of Directors

On October 3, 2005, the Trust announced that Mr. Grant Billing was stepping down as Chairman of the board of directors of Provident. Mr. John Zaozirny, Q.C., was appointed to replace Mr. Billing as the Chairman of the board of directors of Provident. Provident's board believes the regular rotation of the Chairman of the board of directors and Chairs of board committees is good governance practice. Mr. Billing continues to be a director of Provident.

Expansion of Credit Facility

On July 22, 2005, the Trust expanded its term credit facilities to $572.5 million from $410.0 million. The expanded facilities are comprised of $450 million of lending capacity related to its Canadian assets and $122.5 million (US$100 million) of lending capacity related to its U.S. assets. The facilities are separate and each is provided by separate syndicates of banks.

Production for the Six Months Ended June 30, 2005

For the six months ended June 30, 2005, Provident's up-stream oil and natural gas production averaged 35,140 boe/d comprised of 16,748 bbls/d of light/medium crude oil and NGL, 5,093 bbls/d of 15°API heavy oil and 79,792 mcf/d of natural gas.

Appointment of Executive Vice-President, Operations and Chief Operating Officer

On	June 28, 2005, the Trust announced that Mr. Dan O'Byrne was appointed to the newly created position of Executive Vice-President, Operations and Chief Operating Officer. Mr. O'Byrne is responsible for Provident's oil and gas production and its midstream operations.

Redemption of 10.5% Debentures

On May 31, 2005, all outstanding 10.5% convertible unsecured subordinated debentures of the Trust (the "10.5% Debentures"), were redeemed at an amount of $1,050 plus all accrued and unpaid interest to May 30, 2005 per each $1,000 principal amount of 10.5% Debenture. An aggregate of $3 million was paid on redemption of the 10.5% Debentures. An aggregate of 3,400,000 Trust Units were issued upon conversion of the then outstanding 10.5% Debentures prior to the redemption of such debentures.

INFORMATION CONCERNING THE NGL BUSINESS

Overview of the NGL Business

The assets of the NGL Business extend from Taylor, British Columbia to Sarnia, Ontario and Lynchburg, Virginia, U.S.A. The assets of the NGL Business include interests in certain NGL extraction plants, pipelines, storage and fractionation facilities, distribution facilities, contracts, and the Vendors' interest in Kinetic, which markets NGLs, owns a distribution terminal and leases approximately 700 rail cars. Kinetic focuses on higher value markets across Canada and the United States. Kinetic has access to long term NGL supply and transportation arrangements which enhance its optimization, arbitrage and marketing capabilities.

The business strategy employed by the NGL Business provides for revenue generation from frac spreads, storage and seasonal sales, location price differentials, long term cost of service ethane agreements and arbitrage activities. The NGL Business participates in all aspects of the NGL value chain with ownership in cost efficient, large-scale facilities with low cost transportation access to premium markets.

The NGL Business has 2.0 bcf/d of net total natural gas processing capacity at four Empress Straddle Plants. The NGL Business' share of production at these straddle facilities is approximately 25,000 bbls/d of ethane (under long term contracts) and 13,500 bbls/d of propane-plus mix. By utilizing the Kerrobert Facilities, the NGL Business has access to the Enbridge Pipeline System, which enables it to deliver its NGL production to Sarnia, Ontario where large scale fractionation and loading facilities have provided access to historically higher value propane and butane eastern North American markets.

Upon closing the Acquisition, Provident will have ownership in a fully integrated west-to-east NGL system. The assets which comprise the NGL Business are, in the opinion of management of Provident, competitively positioned to optimize value through seasonal sales, location price differentials and marketing and arbitrage activities. Management of Provident anticipates that these opportunities will be realized through three fractionation plants and five storage facilities. The NGL Business includes ownership positions in what management of Provident believes are world-class facilities and are amongst the most efficient in North America.

Supply and demand relationships for propane and butane can vary greatly across North America and key markets are often geographically remote from supply sources. However, the NGL Business has access to low cost transportation and strategically located storage and distribution assets which Provident believes will provide it with a competitive advantage. Moreover, management of Provident believes that a well-integrated transportation and storage facilities asset base, allows the NGL Business to sell its products where the most advantageous price differentials exist during periods of higher demand.

Benefits of the Acquisition

In the opinion of management of Provident, the Acquisition complements Provident's existing midstream operations, creating a fully integrated and geographically diverse NGL midstream business. Through this transaction, Provident becomes the second-largest integrated NGL producer in Canada with operations that extend from Taylor, British Columbia to Sarnia, Ontario and Lynchburg, Virginia, U.S.A. Given the complementary nature of Provident s existing NGL business and these new assets, Provident has identified approximately $12 million in recurring synergies which may be realized over the next two years. The business synergies currently identified by Provident include:

•	Improved product margins through reduced transportation costs on sales of propane and butane at the Younger Plant for NGLs currently shipped to Provident's Redwater plant;

•	Optimization of ethane-plus and propane-plus fractionation capacity at Redwater and Fort Saskatchewan, resulting in fractionation cost savings;

•	Higher propane and butane margins associated with product sales of NGLs transported from Redwater to Sarnia; and

•	Access to both retail and wholesale NGL markets through the marketing efforts of Kinetic.

The Acquisition is expected to be accretive to Unitholders on cash flow and net asset value (NAV) metrics. On a pro-forma basis for the six months ended June 30, 2005, the accretion on cash flow per Trust Unit and NAV accretion would have both been approximately 10%. The NGL Business generated revenues and EBITDA of $185.4 million and $49.2 million, respectively, for the six months ended June 30, 2005 (which includes revenues of approximately $3.9 million and EBITDA of approximately $1.0 million, respectively, attributable to Provident's interest in the EnCana Empress Plant in the event the Put Right ,as defined herein, is exercised). Management of Provident expects that the future financial performance of the NGL Business will be augmented by strategic expansion projects and other recently completed initiatives. Management of Provident also believes that Provident may realize pre-tax savings on an ongoing basis as a result of the anticipated low maintenance capital requirements associated with the NGL Business and the anticipated operational efficiencies with Provident's existing midstream business. Based on the six months ended June 30, 2005, Provident's midstream business unit is expected to represent approximately 40% of its EBITDA, an increase from approximately 19% currently.

Description of the Assets that Comprise the NGL Business

The NGL Business combines linked NGL midstream assets with Kinetic's full service NGL marketing organization.

As detailed in the diagram below, the assets of the NGL Business include interests in the EnCana Empress Plant, the BP E1 Plant, the Duke Plant, the ATCO Plant (subject to a right of first refusal), the EnCana Debutanizer, Kerrobert Pipeline, Kerrobert Storage, Superior Storage, Superior Depropanizer, Sarnia Fractionation and Storage Facilities, the Marysville Underground Storage Terminal ("MUST") and Kinetic. Kinetic's assets and interests include, in addition to its North American marketing, optimization and arbitrage operations, an NGL supply contract with respect to the Younger Plant, the Lynchburg Distribution Terminal and leases on approximately 700 rail cars.

Extraction

The six straddle plants, which comprise the complex at Empress, have a combined gas processing capacity of approximately 11 bcf/d. The NGL Business has interests in four of these plants, providing it with net total gas processing capacity of over 2.0 bcf/d. Upon closing of the Acquisition, EnCana will be obligated to provide up to

1.35 bcf/d of gas supply to the NGL Business at Empress pursuant to a 3-year term contract. These combined interests currently produce approximately 25,000 bbls/d of specification ethane and 13,500 bbls/d of propane-plus mix. The primary extraction assets for the NGL Business are its 60% interest in the EnCana Empress Plant and its 33% interest in the BP E1 Plant, being two of the plants located at Empress, Alberta. All ethane is sold at the plant gate to international petrochemical companies through long-term cost of service contracts and propane-plus mix is first delivered to the EnCana Debutanizer then on to the Kerrobert Pipeline for transport on the Enbridge Pipeline System to Sarnia, Ontario. The EnCana Debutanizer extracts condensate from the Kerrobert Pipeline stream for sale to EnCana pursuant to a long term sale agreement. In the event that the Put Right is exercised Provident will have a 70% interest in the EnCana Empress Plant resulting in a proportionate increased gas supply from EnCana and a proportionate increase in production of ethane plus and of propane-plus mix.

Pipeline, Storage and Fractionation

The NGL Business includes a 50% interest in the 130,000 bbls/d, 155 km long Kerrobert Pipeline and underground salt caverns and brine pond storage facility located at Kerrobert, Saskatchewan with a combined NGL storage capacity of 2.5 mmbbls. The integrated operation of the Kerrobert Pipeline and storage facilities, allow for the injection of NGLs into the Enbridge Pipeline System for transportation to facilities at Superior, Wisconsin and ultimately to Sarnia, Ontario. The NGL Business is also entitled to inject liquids into the Enbridge Pipeline System at Fort Saskatchewan and is able to directly access that pipeline system for delivery of NGLs to certain higher premium markets accessible from Sarnia.

The NGL Business includes ownership of the EnCana Debutanizer. This facility removes the condensate from the Empress complex's propane-plus stream. The EnCana Debutanizer was commissioned in the third quarter of 2005 and has a capacity of 50,000 bbl/d of propane-plus which is sufficient to extract and segregate all the condensate currently available from the Kerrobert Pipeline.

The NGL Business includes an 18% interest in facilities at Superior, Wisconsin. These facilities include breakout storage which is required to accommodate differing inbound and outbound pipeline rates on the Enbridge Pipeline System at Superior, Wisconsin. Throughput rates at the Superior facilities are typically in the range of 90,000 bbls/d to 135,000 bbls/d. The NGL Business also includes an 18% interest in the Superior Depropanizer which extracts propane for sale in the local market, if pricing is favourable in comparison to Sarnia, Ontario pricing. The Superior Depropanizer has a design capacity of 6,600 bbls/d. The NGL Business has traditionally used its capacity selectively for market optimization, extracting up to 1,000 bbls/d at certain times of the year.

The NGL Business' Sarnia assets include a 10% interest in a 150,000 bbls/d fractionation plant, a 10% interest in 1.7 mmbbls of raw product storage and an 18% interest in specification product storage, rail and truck loading facilities. The NGL Business' propane-plus mix originating from its Empress extraction assets is fractionated at Sarnia and sold by Kinetic.

From Sarnia, the NGL Business' rail and truck facilities enable delivery of propane to consumers throughout eastern Canada and the northern tier of the U.S. from Chicago to the eastern seaboard. Butane deliveries are made by rail for supply to Canadian and U.S. refineries.

The NGL Business includes a 49% interest in the Marysville Partnership, which owns the MUST, a merchant storage facility located in Marysville, Michigan across the St. Clair River from Sarnia. The MUST is comprised of 11 storage caverns with a total capacity of 6.9 mmbbls. The MUST is accessible for truck deliveries of propane to Michigan and Ohio and rail deliveries into other markets. Specification products are received from and delivered to Sarnia and are transported south via pipeline into the Detroit, Michigan and Toledo, Ohio markets.

Intangible Assets

The intangible assets which form part of the NGL Business include: the Younger NGL purchase agreement, gas supply arrangements with EnCana, the fractionation spread support arrangement, several ownership and operating agreements, long-term ethane sales agreements, long-term condensate purchase agreements, a NGL marketing agreement with EnCana, a master netting agreement with EnCana and the EnCana Empress Plant Put Right.

Fractionation Spread Support Program

As part of the Acquisition, EnCana Corporation has agreed to provide a near-term fractionation spread support program. The program will provide Provident with up to $75 million of support over the next two years if fractionation spreads are below historic levels. This program is intended to ensure that Provident achieves the long-term average fractionation spreads which the NGL Business has attained historically through to November 2007. This program is intended to provide consistent and stable cash flow and distributions for Unitholders. In certain circumstances, EnCana Corporation will have the ability to recover the amounts provided under the support program until October 31, 2008, if fractionation spreads exceed historic levels. Provident's long term risk management strategy is focused on locking in fractionation spread margins, with the objective of stabilizing cash flow over the longer term.

Goodwill

Goodwill forms part of the NGL Business. Goodwill is the excess of the purchase price of the Acquisition over the accounting "fair value" of the assets acquired. Pursuant to GAAP, "fair value" represents the depreciated replacement cost of property, plant and equipment, the value of intangible assets and the value of working capital (including the fair value of inventory). Goodwill results from the synergies of the west to east system and with Provident's existing NGL business.

Kinetic

The NGL Business includes Kinetic, an independent NGL marketer in Canada and the United States. Kinetic's revenue is derived primarily from marketing fees, a supply contract relating to the Younger Plant, arbitrage and a propane distribution terminal. Kinetic currently has 36 employees with offices located in Calgary, Alberta, Sarnia, Ontario, Houston, Texas and Lynchburg, Virginia. Kinetic has leveraged the value of EnCana sourced NGLs with purchases of third party NGL mix and specification products to generate revenue through sales and exchanges throughout the midwestern and northeastern United States and eastern Canada. Marketing approximately 55,000 bbls/d, Kinetic is active in all major North American NGL market hubs.

Kinetic has established relationships with a network of buyers and sellers across North America. It is led by an experienced management team and staffed with traders located in each of Kinetic's offices.

Kinetic has leased a fleet of approximately 700 rail cars and a propane distribution terminal at Lynchburg, Virginia. It has access to substantial storage capacity and to premium markets served from Sarnia.

Summary Financial Information for the NGL Business

Below is a summary of selected financial information relating to the NGL Business. For additional information regarding the financial results of the NGL Business, reference should be made to the financial information of the NGL Business set forth in Schedule B hereto.

	NGL Business
FINANCIAL INFORMATION	6 month period	12 month periods	12 month periods
	2005(2)	2004(3)	2003(3)
Revenue	($000)	($000)	($000)
NGL Business(1)	159,966	313,622	276,278
Kinetic(5)	25,427	54,642	47,905
Total Revenue	185,393	368,264	324,183

Operating Costs
NGL Business(1)	121,440	256,784	255,513
Kinetic(5)	5,736	16,519	14,075
Total Operating Costs	127,176	273,303	269,588
EBITDA(6)
NGL Business(1)	35,177	52,668	16,573
Kinetic(5)	14,037	27,821	22,775
Total EBITDA	49,214	80,489	39,348
Notes:

(1) Results for the NGL Business exclude the results of Kinetic.

(2)	The six month period for the NGL Business, excluding Kinetic, is for the period January 1, 2005 to June 30, 2005. The six month period for Kinetic is for the period February 1, 2005 to July 31, 2005.

(3)	These results are for the 12-month periods ended December 31 for the NGL Business (excluding Kinetic) and ended January 31 for Kinetic.

(4)
Gross transaction volumes relate to energy contracts that are physically settled in the applicable year and do not exclude intercompany transactions between Kinetic's Canadian and United States operations.

(5)
Kinetic revenues and operating costs are reported on a net margin basis of revenue recognition in accordance with GAAP for trading entities. In addition, certain revenues of Kinetic were originally denominated in United States dollars and have been converted into Canadian dollars for the purposes of this table.

(6)	See "Non-GAAP Measures."

DETAILS OF THE OFFERING

This offering consists of 21,830,000 Subscription Receipts at a price of $12.60 per Subscription Receipt and 150,000 Debentures at a price of $1,000 per Debenture. An additional 3,175,000 Subscription Receipts may be issued if the Underwriters' Option is exercised in full. The following is a summary of the material attributes and characteristics of the Subscription Receipts and Debentures. This summary does not purport to be complete and is subject to, and qualified by, reference to the terms of the Subscription Receipt Agreement (as defined below) with respect to the Subscription Receipts, and reference to the terms of the Indenture (as defined below) with respect to the Debentures.

Subscription Receipts

Each Subscription Receipt will represent the right to receive, without payment of additional consideration, one Trust Unit which will be issuable upon completion of the Acquisition on or before 5:00 p.m. (Calgary time) on January 25, 2006. The Subscription Receipts will be issued at the closing of this offering pursuant to a subscription receipt agreement (the "Subscription Receipt Agreement") to be dated as of the Closing Date among the Trust, the Underwriters and the Escrow Agent. The Escrowed Funds will be delivered to and held by the Escrow Agent and invested in short term obligations issued or guaranteed by the Government of Canada (or other approved investments) pending the closing of the Acquisition. Provided that the Acquisition closes on or before 5:00 p.m. (Calgary time) on January 25, 2006, the Escrowed Funds (including any interest earned thereon) less the Purchase Price Adjustment Amount will be released to the Trust and Trust Units will be issued to the holders of Subscription Receipts without payment of additional consideration or any further action on the part of the holder, on the basis of one Trust Unit for each Subscription Receipt held. Immediately following the closing of the Acquisition, the Trust will execute and deliver to the Escrow Agent a notice of such closing, and will issue and deliver the Trust Units to the Escrow Agent.

If the Acquisition closes on or before 5:00 p.m. (Calgary time) on January 25, 2006 and holders of Subscription Receipts become entitled to receive Trust Units, such holders will receive the Purchase Price Adjustment Amount, as applicable.

If the Acquisition does not close on or before 5:00 p.m. (Calgary time) on January 25, 2006, the Purchase and Sale Agreement is terminated at any earlier time or the Trust advises the Underwriters or announces to the public that it does not intend to proceed with the Acquisition, holders of Subscription Receipts shall be entitled to receive, on or before the second business day following the Termination Time, an amount equal to the offering price therefor and their pro rata share of the interest earned on the Escrowed Funds. The Escrowed Funds, plus the interest earned thereon, will be used to pay such amount.

In the event that, prior to the date Trust Units become issuable pursuant to the Subscription Receipts, there is a subdivision, consolidation, reclassification or other change of the Trust Units or any reorganization, amalgamation, merger or sale of all or substantially all of the assets of the Trust, the Subscription Receipts will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on conversion of or in respect of the Trust Units to which the holder of a Trust Unit would have been entitled immediately after such event if it had been a holder of such Trust Units prior to such event. Similarly, any distribution to all or substantially all of the holders of Trust Units of rights, options, warrants, evidences of indebtedness or assets will result in an adjustment in the number of Trust Units to be issued to holders of Subscription Receipts. Alternatively, such securities, evidences of indebtedness or assets may, at the option of the Trust, be issued to the Escrow Agent and delivered to holders of Subscription Receipts following the closing of the Acquisition.

The Subscription Receipt Agreement will provide for modifications and alternations thereto and to the Subscription Receipts issued thereunder by way of an extraordinary resolution. The term "extraordinary resolution" will be defined in the Subscription Receipt Agreement to mean, in effect, a resolution passed by the affirmative votes of the holders of not less than 66 2/3% of the number of outstanding Subscription Receipts represented and voted at a meeting of holders or an instrument or instruments in writing signed by the holders of not less then 66 2/3% of the number of outstanding Subscription Receipts.

Under the Subscription Receipt Agreement, original purchasers of Subscription Receipts under this offering will have a contractual right of rescission following the issuance of Trust Units to such purchaser upon the exchange of the Subscription Receipts to receive the amount paid for the Subscription Receipts if this short form prospectus (including documents incorporated by reference herein) or any amendment contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days of closing of this offering.

The holders of Subscription Receipts are not Unitholders. Holders of record of the Subscription Receipts will automatically receive Trust Units upon closing of the Acquisition on or before 5:00 p.m. (Calgary time) on January 25, 2006, as described above. If the Acquisition does not close on or before 5:00 p.m. (Calgary time) on January 25, 2006, the Purchase and Sale Agreement is terminated at any earlier time or the Trust advises the Underwriters or announces to the public that it does not intend to proceed with the Acquisition, such holders will be entitled to a return of the offering price for the Subscription Receipts and their pro rata share of interest earned on such amount as described above.

Debentures

General

The Debentures will be issued under a trust indenture dated March 1, 2005 ("the "Original Indenture") and a supplemental indenture to be dated the Closing Date (the "First Supplemental Indenture") (collectively, the "Indenture") both between the Trust and Computershare Trust Company of Canada, as trustee (the "Debenture Trustee"). The aggregate principal amount of the Debentures authorized for issue will be unlimited. References in this section to "debentures" is a reference to all debentures outstanding from time to time under the Indenture, as it may be further supplemented from time to time.

The Debentures will be dated as of the date of closing of this offering and will be issuable only in denominations of $1,000 and integral multiples thereof. The maturity date for the Debentures will initially be on January 25, 2006 (the "Initial Maturity Date"). Provided that the Acquisition closes on or before 5:00 p.m. (Calgary time) on January 25, 2006, the maturity date of the Debentures will be automatically extended from the Initial Maturity Date to April 30, 2011 (the "Final Maturity Date"). If the Acquisition does not close on or before 5:00 p.m. (Calgary time) on January 25, 2006, the Debentures will mature on the Initial Maturity Date.

The Debentures will bear interest from the date of issue at 6.50% per annum, which will be payable semiannually in arrears on April 30 and October 31 in each year, commencing April 30, 2006. The first interest payment will include interest accrued from the date of closing to but excluding April 30, 2006.

The principal amount of the Debentures will be payable in lawful money of Canada or, at the option of the Trust and subject to applicable regulatory approval, by payment of Trust Units as further described under "Redemption and Purchase" and "Payment upon Redemption or Maturity". The interest on the Debentures will be payable in lawful money of Canada including, at the option of the Trust and subject to applicable regulatory approval, in accordance with the Unit Interest Payment Election as described under "Interest Payment Option".

The Debentures will be direct obligations of the Trust and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of the Trust as described under "Subordination". The Indenture will not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

Conversion Privilege

The Debentures will be convertible at the holder's option into fully paid and non-assessable Trust Units at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $14.75 per Trust Unit, being a conversion rate of 67.7966 Trust Units for each $1,000 principal amount of Debentures, subject to adjustment as provided in the Indenture. Holders converting their Debentures will receive all accrued and unpaid interest thereon to the date of conversion.

Subject to the provisions thereof, the Indenture will provide for the adjustment of the conversion price in certain events including: (a) the subdivision or consolidation of the outstanding Trust Units; (b) the distribution of Trust Units to holders of Trust Units by way of distribution or otherwise other than an issue of securities to holders of Trust Units who have elected to receive distributions in securities of the Trust in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to holders of Trust Units entitling them to acquire Trust Units or other securities convertible into Trust Units at less than 95% of the then current market price (as defined below) of the Trust Units; and (d) the distribution to all holders of Trust Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the ordinary course). There will be no adjustment of the conversion price in respect of any event described in (b), (c) or (d) above if the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Trust will not be required to make adjustments in the conversion price unless the cumulative effect of such adjustments would change the conversion price by at least 1%.

The term "current market price" will be defined in the Indenture to mean the weighted average trading price of the Trust Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date of the applicable event.

In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision) of the Trust Units or in the case of any consolidation, amalgamation or merger of the Trust with or into any other entity, or in the case of any sale or conveyance of the properties and assets of the Trust as, or substantially as, an entirety to any other entity, or a liquidation, dissolution or winding-up of the Trust, the terms of the conversion privilege shall be adjusted so that each holder of a Debenture shall, after such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding-up, be entitled to receive the number of Trust Units such holder would be entitled to receive if on the effective date thereof, it had been the holder of the number of Trust Units into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding-up.

No fractional Trust Units will be issued on any conversion but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

Redemption and Purchase

The Debentures will not be redeemable on or before October 31, 2008. After October 31, 2008 and before the Final Maturity Date, the Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 40 days notice, at a Redemption Price of $1,050 per Debenture after October 31, 2008 and on or before October 31, 2009 and at a Redemption Price of $1,025 per Debenture after October 31, 2009 and before the Final Maturity Date, in each case, plus accrued and unpaid interest thereon, if any.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable.

The Trust will have the right to purchase Debentures in the market, by tender or by private contract.

Payment upon Redemption or Maturity

On redemption or at maturity (including at the Initial Maturity Date), the Trust will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, together with accrued and unpaid interest thereon. The Trust may, at its option, on not more than 60 and not less than 40 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the applicable Redemption Price of the Debentures which are to be redeemed or the principal amount of the Debentures which have matured, as the case may be, by issuing freely tradeable Trust Units to the holders of the Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Trust Units to be issued will be determined by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, by 95% of the current market price on the date fixed for redemption or the maturity date, as the case may be. No fractional Trust Units will be issued on redemption or maturity but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest. Although the Trust will have the option to satisfy its obligation to pay the principal amount of the Debentures due on the Initial Maturity Date by issuing Trust Units, the Trust currently intends to repay the amounts due on the Initial Maturity Date with cash in the event the Acquisition is not completed. See "Use of Proceeds".

Subordination

The payment of the principal and premium, if any, of, and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness and indebtedness to trade creditors of the Trust. "Senior Indebtedness" of the Trust will be defined in the Indenture as the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness of the Trust (whether outstanding as at the date of Indenture or thereafter incurred), other than indebtedness evidenced by the Debentures and all other existing and future debentures (including the 8.75% Debentures, the 8% Debentures and the 6.50% Debentures) or other instruments of the Trust which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be pari passu with, or subordinate in right of payment to, the Debentures. Subject to statutory or preferred exceptions or as may be specified by the terms of any particular securities, each debenture will rank pari passu with each other debenture, and with all other present and future subordinated and unsecured indebtedness of the Trust except for sinking provisions (if any) applicable to different series of debentures or similar types of obligations of the Trust.

The Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Trust, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Trust, then those holders of Senior Indebtedness, including to trade creditors of the Trust, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Indenture will also provide that the Trust will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including without any limitation by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures or (b) at any time when an event of default has occurred under the Senior Indebtedness and is continuing and the notice of such event of default has been given by or on behalf of the holders of Senior Indebtedness to the Trust, unless the Senior Indebtedness has been repaid in full.

The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least pari passu with such other creditors. Specifically, the Debentures will be effectively subordinated in right of payment to the prior payment in full of all indebtedness under the Credit Facility and the Bridge Facility.

Priority over Trust Distributions

The Trust Indenture provides that certain expenses of the Trust must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the Debentures, as well as the amount payable upon redemption or maturity of the Debentures or upon an Event of

Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

Change of Control of the Trust

Within 30 days following the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66 2/3% or more of the Trust Units (a "Change of Control"), the Trust will be required to make an offer in writing to purchase all of the Debentures then outstanding (the "Offer"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the "Offer Price").

The Indenture contains notification and repurchase provisions requiring the Trust to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Offer. The Debenture Trustee will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Offer to repurchase all the outstanding Debentures.

If 90% or more in aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Trust pursuant to the Offer, the Trust will have the right and obligation to redeem all the remaining Debentures at the Offer Price. Notice of such redemption must be given by the Trust to the Debenture Trustee within 10 days following the expiry of the Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Offer.

Interest Payment Option

The Trust may elect, from time to time, to satisfy its obligation to pay interest on the Debentures (the "Interest Obligation"), on the date it is payable under the Indenture (an "Interest Payment Date"), by delivering sufficient Trust Units to the Debenture Trustee to satisfy all or any part of the Interest Obligation in accordance with the Indenture (the "Unit Interest Payment Election"). The Indenture will provide that, upon such election, the Debenture Trustee shall (a) accept delivery from the Trust of Trust Units, (b) accept bids with respect to, and consummate sales of, such Trust Units, each as the Trust shall direct in its absolute discretion, (c) invest the proceeds of such sales in short-term permitted government securities (as defined in the Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted government securities, together with any proceeds from the sale of Trust Units not invested as aforesaid, to satisfy the Interest Obligation, and (d) perform any other action necessarily incidental thereto.

The Indenture will set forth the procedures to be followed by the Trust and the Debenture Trustee in order to effect the Unit Interest Payment Election. If a Unit Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of Trust Units (plus any amount received by the Debenture Trustee from the Trust attributable to any fractional Trust Units) in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to the Trust in respect of the Interest Obligation.

Neither the Trust's making of the Unit Interest Payment Election nor the consummation of sales of Trust Units will (a) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Trust Units in satisfaction of the Interest Obligation.

Events of Default

The Indenture will provide that an event of default ("Event of Default") in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect of the Debentures: (a) failure for 10 days to pay interest on the Debentures when due; (b) failure to pay principal or premium, if any, when due on the Debentures, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Trust specifying such default and requiring the Trust to rectify the same. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% in principal amount of Debentures, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of a majority of the principal amount of the Debentures then outstanding may, on behalf of the holders of all Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

The Indenture will contain provisions to the effect that if an offer is made for the debentures which is a take-over bid for debentures within the meaning of the Securities Act (Alberta) (assuming for the purposes of the definition in such Act "debentures" are equivalent to "voting securities") and not less than 90% of the debentures (other than debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the debentures held by the holders of debentures who did not accept the offer on the terms offered by the offeror.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture will contain certain provisions which will make binding on all debenture holders resolutions passed at meetings of the holders of debentures by votes cast thereat by holders of not less than 66 2/3% of the principal amount of the debentures present at the meeting and voting on such resolution or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the debentures. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of debentures of each particularly affected series.

Limitation on Issuance of Additional Debentures

The Indenture will provide that the Trust shall not issue additional debentures which are convertible at the option of the holder into Trust Units ("convertible debentures") of equal ranking to the Debentures if the principal amount of all issued and outstanding convertible debentures would exceed 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures. "Total Market Capitalization" will be defined in the Indenture as the total principal amount of all issued and outstanding convertible debentures plus the amount obtained by multiplying the number of issued and outstanding Trust Units by the current market price of the Trust Units on the relevant date.

Book-Entry System for Subscription Receipts and Debentures

The Subscription Receipts and the Debentures will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS (a "Participant"). On the Closing Date, a certificate representing the Subscription Receipts will be issued in registered form to CDS or its nominee, CDS & Co., and will be deposited with CDS pursuant to the book-entry only system. In addition, on the Closing Date, the Debenture Trustee will cause a certificate representing the Debentures to be delivered to CDS and registered in the name of its nominee, CDS & Co.

Unless the book-entry only system is terminated as described below, a purchaser acquiring a beneficial interest in the Subscription Receipts or Debentures, as the case may be (a "Beneficial Owner"), will not be entitled to receive a certificate for Subscription Receipts or Debentures, as the case may be, or, unless requested, for the Trust Units issuable pursuant to the Subscription Receipts or the conversion of the Debentures, as the case may be. Purchasers of Subscription Receipts and/or Debentures, as the case may be, will not be shown on the records maintained by CDS, except through a Participant.

Beneficial interests in Subscription Receipts and Debentures will be represented solely through the book-entry only system and such interests will be evidenced by customer confirmations of purchase from the registered dealer from which the applicable Subscription Receipts or Debentures are purchased in accordance with the practices and procedures of that registered dealer. In addition, registration of interests in and transfers of the Subscription Receipts and the Debentures will be made only through the depository service of CDS.

As indirect holders of Subscription Receipts and/or Debentures, as the case may be, investors should be aware that they (subject to the situations described below): (a) may not have Subscription Receipts or Debentures, as the case may be, registered in their name; (b) may not have physical certificates representing their interest in the Subscription Receipts or Debentures, as the case may be; (c) may not be able to sell the Subscription Receipts or Debentures, as the case may be, to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge Subscription Receipts or Debentures, as the case may be, as security.

The Subscription Receipts and/or Debentures will be issued to beneficial owners thereof in fully registered and certificate form (with respect to the Subscription Receipts, the "Subscription Receipt Certificates" and with respect to Debentures, the "Debenture Certificates") only if: (a) required to do so by applicable law; (b) the book-entry only system ceases to exist; (c) the Trust or CDS advises the Debenture Trustee and/or the Escrow Agent, respectively, that CDS is no longer willing or able to properly discharge its responsibilities as depository with respect to the Subscription Receipts and/or Debentures and the Trust is unable to locate a qualified successor; (d) the Trust, at its option, decides to terminate the book-entry only system through CDS; or (e) in the case of the Debentures, after the occurrence of an Event of Default (as defined herein), Participants acting on behalf of Beneficial Owners of Debentures representing, in the aggregate, more than 25% of the aggregate principal amount of the Debentures then outstanding advise CDS in writing that the continuation of a book-entry only system through CDS is no longer in their best interest provided the Debenture Trustee has not waived the Event of Default in accordance with the terms of the Indenture.

Upon the occurrence of any of the events described in the immediately preceding paragraph, the Escrow Agent, with respect to the Subscription Receipts and, as applicable, the Debenture Trustee, with respect to the Debentures, must notify CDS, for and on behalf of Participants and Beneficial Owners of Subscription Receipts and, as applicable, Debentures, respectively, of the availability through CDS of Subscription Receipt Certificates and, as applicable, Debenture Certificates. Upon surrender by CDS of the global certificates representing the Subscription Receipts and, as applicable, the Debentures, respectively, and receipt of instructions from CDS for the new registrations, the Escrow Agent, with respect to the Subscription Receipts and, if applicable, the Debenture Trustee, with respect to the Debentures, will deliver the Subscription Receipts in the form of Subscription Receipt Certificates and, as applicable, the Debentures in the form of Debenture Certificates and thereafter the Trust will recognize the holders of such Subscription Receipt Certificates and, as applicable, Debenture Certificates, as subscription receipt holders under the Subscription Receipt Agreement and, as applicable, debentureholders under the Indenture, respectively.

For a description of how any payments on the Subscription Receipts will be paid to holders of Subscription Receipts, see "Subscription Receipts".

Interest on the Debentures will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, interest will be paid by cheque drawn on the Trust and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest. With respect to the Debentures, payment of principal, including payment in the form of Trust Units if applicable, and the interest due, at maturity or on a redemption date, will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, payment of principal, including payment in the form of Trust Units if applicable, and interest due, at maturity or on a redemption date, will be paid upon surrender thereof at any office of the Debenture Trustee or as otherwise specified in the Indenture.

Neither the Trust nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Subscription Receipts or the Debentures held by CDS or any payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Subscription Receipts and the Debentures; or (c) any advice or representation made by or with respect to CDS and contained in this short form prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of a Participant. The rules governing CDS provide that it acts as the agent and depository for the Participants. As a result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for any payments relating to the Subscription Receipts or Debentures, as the case may be, paid by or on behalf of the Trust to CDS.

DESCRIPTION OF TRUST UNITS

The following is a summary of the material attributes and characteristics of the Trust Units. This summary does not purport to be complete and is subject to, and qualified by reference to, the terms of the Trust Indenture.

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to an equal share of any distributions from, and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder and to one vote at all meetings of holders of Trust Units for each Trust Unit held. A complete description of the redemption rights associated with the Trust Units is described under "Information Concerning Provident Energy Trust, Provident Energy Ltd. and Certain Subsidiaries" in the AIF. The Trust Indenture provides that holders of Trust Units shall not be subject to any liability in contract or tort or of any other kind in connection with the assets, obligations or affairs of the Trust or with respect to any acts performed by the trustee of the Trust or any other person pursuant to the Trust Indenture.

The Trust Indenture, among other things, provides for the calling of meetings of Unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the trustee of the Trust and the form of Trust Unit certificates, and may be amended from time to time. Substantive amendments to the Trust Indenture, including early termination of the Trust and the sale or transfer of the property of the Trust as an entirety or substantially as an entirety, requires approval by a special meeting of Unitholders at which a resolution must be passed by a majority of not less than 66 2/3% of the votes cast, either in person or by proxy, at such meeting or approval in writing by holders of not less than 66 2/3% of the outstanding Trust Units.

Unitholders of record on or about the 21st day of each calendar month (or such other day as determined by the Trust) are entitled to receive cash distributions of the Trust in respect of that month. Such distributions are payable on or about the 15th day of the following month.

INTEREST COVERAGE

The following interest and cash flow coverages are calculated on a consolidated basis for the twelve-month periods ended December 31, 2004 and June 30, 2005 and are derived from audited financial information, in the case of the period ended December 31, 2004, and unaudited financial information, in the case of the period ended June 30, 2005. Cash flow coverage disclosure included herein is provided as supplemental information only.

The income of the Trust before interest expense and income tax recovery for the twelve-month periods ended December 31, 2004 and June 30, 2005 was $14.8 million and $69.3 million, respectively. The interest expense for such periods was $25.6 million and $29.8 million, respectively, for an interest coverage ratio of less than 1:1 for the twelve-month period ended December 31, 2004 and a coverage ratio of 2.33 times for the twelve-month period ended June 30, 2005. The dollar amount of the coverage deficiency for the twelve-month period ended December 31, 2004 would have been $10.8 million. Cash flow (defined as funds from operations before working capital changes and site restoration expenses) before interest expense for the twelve-month periods ended December 31, 2004 and June 30, 2005 was $210.9 million and $270.8 million, respectively, resulting in cash flow coverage for such periods of 8.23 and 9.09 times, respectively.

After giving effect to the Acquisition of the NGL Business, the pro forma income of the Trust before interest expense and income tax recovery for the twelve-month periods ended December 31, 2004 and June 30, 2005 would have been $17.0 million and $43.1 million, respectively. The interest expense for such periods was $38.8 million and $29.0 million, respectively, for an interest coverage ratio of less than 1:1 for the twelve-month period ended December 31, 2004 and an interest coverage ratio of 1.49 times for the twelve-month period ended June 30, 2005. The dollar amount of the coverage deficiency for the twelve-month period ended December 31, 2004 would have been $21.9 million. Pro forma cash flow (defined as funds from operations before working capital changes and site restoration expenses) before interest expense for the twelve-month periods ended December 31, 2004 and June 30, 2005 was $347.0 million and $512.7 million, respectively, resulting in cash flow coverage for such periods of 8.93 and 17.68 times, respectively.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated as of October 27, 2005 (the "Underwriting Agreement") among the Trust, Provident and the Underwriters, the Trust has agreed to issue and sell an aggregate of 21,830,000

Subscription Receipts and $150,000,000 aggregate principal amount of Debentures to the Underwriters, and the Underwriters have severally agreed to purchase such Subscription Receipts or Debentures on November 15, 2005 or on such other date as may be agreed among the parties to the Underwriting Agreement. Delivery of the Subscription Receipts and Debentures is conditional upon payment on closing of $12.60 per Subscription Receipt and $1,000 per Debenture by the Underwriters to the Trust. The Underwriting Agreement provides that the Trust will pay the Underwriters' fee of $0.63 per Subscription Receipt and $40 per Debenture issued and sold by the Trust for an aggregate fee payable by the Trust of $19,752,900, in consideration for the Underwriters' services in connection with this offering.

The Underwriters' fee in respect of the Subscription Receipts is payable as to 50% upon the closing of this offering and 50% upon closing of the Acquisition. If the Acquisition does not close on or before January 25, 2006, the Underwriters' fee with respect to the Subscription Receipts will be reduced to the amount payable upon closing of this offering.

The Trust has granted to the Underwriters the Underwriters' Option to purchase up to an additional 3,175,000 Subscription Receipts on the same terms as this offering exercisable, in whole or in part, at any time until 48 hours prior to the Closing Date, which additional Subscription Receipts are qualified for distribution under this short form prospectus. If the Underwriters' Option is exercised in full, the total offering, the Underwriters' fee and the net proceeds to the Trust, subject to any Purchase Price Adjustment Amount, in respect of the offering of Subscription Receipts will be $315,063,000, $15,753,150 and $299,309,850, respectively (prior to deducting expenses of this offering).

The terms of this offering of Subscription Receipts and Debentures were determined by negotiation between Provident, on behalf of the Trust, and National Bank Financial Inc., BMO Nesbitt Burns Inc. and Scotia Capital Inc. on their own behalf and on behalf of the other Underwriters. The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated upon the occurrence of certain stated events. If any one or more of the Underwriters fails to purchase the Subscription Receipts and Debentures which it has agreed to purchase and the number of such Subscription Receipts and Debentures is not more than 7% of the aggregate number of Subscription Receipts and Debentures offered hereby, the non-defaulting Underwriters are obligated severally, in their respective proportions, to purchase the Subscription Receipts and Debentures which such defaulting Underwriter failed to purchase. If any one or more of the Underwriters fails to purchase the Subscription Receipts and Debentures which it has agreed to purchase and the number of such Subscription Receipts and Debentures is more than 7% of the aggregate number of Subscription Receipts and Debentures offered hereby, then the non-defaulting Underwriters may terminate their obligations but have the right, but are not obligated, to purchase all of the Subscription Receipts and Debentures which would otherwise have been purchased by such defaulting Underwriters on a pro rata basis. The Underwriters are, however, obligated to take up and pay for all of the Subscription Receipts and Debentures if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust and Provident will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

Pursuant to applicable securities legislation, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Subscription Receipts or Debentures. The foregoing restriction is subject to exceptions, provided the bid or purchase is not engaged in for the purpose of creating actual or apparent trading in, or raising the price of, the Subscription Receipts or Debentures. These exceptions include a bid or purchase permitted under the bylaws and rules of the TSX and the AMEX relating to market stabilization and passive market-making activities. In connection with this offering, and subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price of the Trust Units, Subscription Receipts or Debentures at levels above those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without prior notice. The Subscription Receipts and Debentures will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS. See "Details of the Offering - Book-Entry System for Subscription Receipts and Debentures".

The TSX has conditionally approved the listing of the Subscription Receipts, Debentures and Trust Units issuable pursuant to the Subscription Receipts and on conversion of the Debentures. Listing of the Subscription Receipts, Debentures and Trust Units issuable pursuant to the Subscription Receipts and on conversion of the

Debentures will be subject to the Trust fulfilling all of the listing requirements of the TSX on or before January 29, 2006. Listing of the Trust Units issuable pursuant to the Subscription Receipts and on conversion of the Debentures will be subject to the Trust fulfilling all of the listing requirements of the AMEX.

There is currently no market through which the Subscription Receipts and Debentures may be sold and purchasers may not be able to resell the Subscription Receipts or Debentures purchased under this short form prospectus.

The Trust has agreed with the Underwriters that it will not, for the period ending 90 days after the closing of this offering, sell or offer to sell any Trust Units or any securities convertible into or exchangeable for Trust Units, without the prior consent of National Bank Financial Inc., BMO Nesbitt Burns Inc. and Scotia Capital Inc. on behalf of the Underwriters pursuant to the Underwriting Agreement, such consent not to be unreasonably withheld, other than the issuance of Trust Units pursuant to the trust unit option plan of the Trust, the issuance of Trust Units pursuant to the premium distribution, distribution re-investment and optional trust unit purchase plan of the Trust, the issuance of Trust Units on exchange of the outstanding exchangeable shares of Provident and PAI, the issuance of Trust Units upon conversion or redemption of the Debentures, 8% Debentures, 8.75% Debentures and 6.50% Debentures and the issuance of Trust Units, if elected by the Trust, as payment of interest in respect of the Debentures, 8% Debentures, 8.75% Debentures and 6.50% Debentures.

The Subscription Receipts and Debentures and Trust Units issuable pursuant to the Subscription Receipts ("Subscription Receipt Underlying Units") or upon the conversion, redemption or maturity of the Debentures ("Debenture Underlying Units") have not been and will not be registered under the 1933 Act or any state securities laws, and accordingly may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Subscription Receipts or Debentures in the United States.

The Underwriters have agreed that, except in certain transactions exempt from the registration requirements of the 1933 Act, they will not offer or sell the Subscription Receipts, Debentures, Subscription Receipt Underlying Units or Debenture Underlying Units (within the United States or to, or for the account or benefit of, U.S. persons: (i) as part of their distribution; or (ii) otherwise until 40 days after the later of the commencement of this offering and the date of closing of this offering (the "Distribution Compliance Period"). The Underwriters have further agreed that all offers and sales of the Subscription Receipts, Debentures, Subscription Receipt Underlying Units and Debenture Underlying Units during the Distribution Compliance Period will be made in compliance with Rule 903 or 904 of Regulation S under the 1933 Act, or in compliance with an exemption from the registration requirements of the 1933 Act and applicable state securities laws, and that they will send to each distributor (as defined in Regulation S under the 1933 Act), dealer (as defined in Section 2(a)(12) of the 1933 Act), or other person who is receiving a selling concession, fee or other remuneration in respect of the Subscription Receipts, Debentures, Subscription Receipt Underlying Units or Debenture Underlying Units (collectively, the "Dealers"), to which they sell Subscription Receipts, Debentures, Subscription Receipt Underlying Units or Debenture Underlying Units during the Distribution Compliance Period, a confirmation or other notice setting forth the restrictions on offers and sales of the Subscription Receipts, Debentures, Subscription Receipt Underlying Units and Debenture Underlying Units within the United States or to, or for the account or benefit of, U.S. persons.

The Subscription Receipts, Debentures, Subscription Receipt Underlying Units and Debenture Underlying Units may be resold on the TSX pursuant to Rule 904 of Regulation S under the 1933 Act, which requires, among other things, that: (i) the offer is not made to a person in the United States, (ii) neither the seller of the Subscription Receipts, Debentures, Subscription Receipt Underlying Units or Debenture Underlying Units, nor any person acting on its behalf, is aware of the fact that the transaction has been pre-arranged with a buyer in the United States, and (iii) in the case of an offer or sale of Subscription Receipts, Debentures, Subscription Receipt Underlying Units or Debenture Underlying Units prior to the expiration of the Distribution Compliance Period by a Dealer (A) neither the seller nor any person acting on its behalf knows that the offeree or buyer of the Subscription Receipts, Debentures, Subscription Receipt Underlying Units or Debenture Underlying Units is a U.S. person and (B) if the seller or any person acting on behalf of the seller knows that the purchaser is a Dealer, the seller or a person acting on the seller's behalf sends to the purchaser a confirmation or other notice stating that the Subscription Receipts, Debentures, Subscription Receipt Underlying Units or Debenture Underlying Units may be offered and sold during the Distribution Compliance Period only in accordance with the provisions of Regulation S under the 1933 Act, pursuant to registration under the 1933 Act or pursuant to an available exemption from the registration requirements of the 1933 Act.

In addition, until 40 days after the commencement of this offering, any offer or sale of Subscription Receipts, Debentures, Subscription Receipt Underlying Units or Debenture Underlying Units offered hereby within the United States by any Dealer (whether or not participating in this offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the 1933 Act.

Certificates representing Subscription Receipts and Debentures which are sold in the United States or to, or for the account or benefit of, a U.S. person, and certificates representing Subscription Receipt Underlying Units and Debenture Underlying Units, will bear a legend to the effect that the securities represented thereby are not registered under the 1933 Act and may only be offered or sold pursuant to certain exemptions from the registration requirements of the 1933 Act.

RISK FACTORS

An investment in the securities of the Trust is subject to certain risks. Prospective investors should carefully consider the risks described under "Risk Factors" in the AIF and the additional risk factors set forth below.

Risks Associated with Foreign Ownership

Generally, a trust cannot qualify as a "mutual fund trust" for purposes of the Tax Act if it was established or is maintained primarily for the benefit of non-residents. Although not entirely free from doubt, this is generally accepted as meaning that not more than 50% of the issued and outstanding trust units may be held by or for the benefit of non-resident persons. However, there is currently an exception to this non-resident ownership restriction where not more than 10% of the trust's property has at any time consisted of certain types of "taxable Canadian property". The types of taxable Canadian property that are relevant for this purpose do not include Canadian resource property, which would include a royalty or net profits interest in Canadian oil and gas production. In the 2004 federal budget, the Department of Finance proposed to amend the non-resident ownership restriction in two important respects. First, the requirement that the trust not be established or maintained primarily for the benefit of non-residents was to be replaced with a bright line test that not more than 50% (by value) of the outstanding units at any time be owned by non-resident persons or by partnerships (other than "Canadian partnerships" as defined for purposes of the Tax Act). Second, Canadian resource property was to be added to the list of investments for the purpose of determining whether the 10% threshold was exceeded. Under these proposed amendments, and in particular the second such proposal, certain royalty trusts (including the Trust) that were not previously subject to the non-resident ownership restriction (because not more than 10% of their assets consisted of "taxable Canadian property") would have become subject to the non-resident ownership restriction and would have lost their status as "mutual fund trusts" for purposes of the Tax Act, subject to a three year grandfathering period. On December 6, 2004, the Department of Finance announced that it was not proceeding with these specific proposed amendments, and that further discussions would be pursued with the private sector concerning the appropriate Canadian tax treatment of non-residents investing in resource property through mutual funds. The Department of Finance has not yet formally initiated such further discussions. There can be no assurance that the treatment of mutual fund trusts, including the Trust, will not be changed as a result of such discussions in a manner which adversely affects Unitholders. The procedures available to the Trust to limit the non-resident ownership of Trust Units, and the consequences to the Trust and its Unitholders of the Trust ceasing to qualify as a "mutual fund trust" for purposes of the Tax Act, are discussed in detail in the AIF.

Possible Failure to Realize Anticipated Benefits of the Transaction

The Trust has agreed to acquire the NGL Business to strengthen the Trust's position in the midstream sector of the oil and natural gas industry and to create the opportunity to realize certain benefits. Achieving the benefits of the Acquisition will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Trust's ability to realize the anticipated growth opportunities and synergies from integrating the NGL Business into the Trust's existing business. The integration of the NGL Business into the Trust's business will require the dedication of management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the Trust's ability to achieve the anticipated benefits of the Acquisition.

Failure to Complete the Acquisition

The Acquisition is subject to normal commercial risk that the Acquisition may not be completed on the terms negotiated or at all. This offering is expected to close on November 15, 2005 and the Acquisition is expected to close in mid-December 2005.

Operational Matters and Hazards Relating to the Acquisition

The risk factors set forth in the Trust's AIF relating to the midstream sector of the oil and natural gas business and the operations of the Trust apply equally in respect of the NGL Business.

Market for Subscription Receipts and Debentures

There is currently no market through which the Subscription Receipts or Debentures may be sold and purchasers may not be able to resell the Subscription Receipts or Debentures purchased under this short form prospectus. There can be no assurance that an active trading market will develop for the Subscription Receipts or Debentures after this offering, or if developed, that such a market will be sustained at the price level of this offering.

Prior Ranking Indebtedness

The Debentures will be subordinate to all Senior Indebtedness and to any indebtedness of trade creditors of the Trust. The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least pari passu with such other creditors.

Absence of Covenant Protection

Other than the restriction on issuing additional convertible debentures, the Indenture will not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness. The Indenture will not contain any provision specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving the Trust.

Variations in Interest Rates and Foreign Exchange Rates

Variations in interest rates could result in a significant change in the amount Provident pays to service debt, potentially impacting distributions to Unitholders.

In addition, the exchange rate for the Canadian dollar versus the U.S. dollar has increased significantly over the last 12 months, resulting in the receipt by the Trust of fewer Canadian dollars for its production which may affect future distributions. Provident has initiated certain hedges to mitigate these risks. The increase in the exchange rate for the Canadian dollar and future Canadian/United States exchange rates may impact future distributions and the future value of the Trust's reserves as determined by independent evaluators.

Statutory Remedies

The Trust is not a legally recognized entity within the relevant definitions of the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) and in some cases, the Winding Up and Restructuring Act (Canada). As a result, in the event a restructuring of the Trust were necessary, the Trust would not be able to access the remedies available thereunder. In the event of a restructuring, a holder of Debentures may be in a different position than a holder of unsecured indebtedness of a corporation.

Debt Service

Variations in interest rates and scheduled principal repayments or the need to refinance the Credit Facility or the Bridge Facility upon expiration could result in significant changes in the amount required to be applied to debt service before payment of any amounts to the Trust. Although it is believed that the Credit Facility and the Bridge

Facility are sufficient, there can be no assurance that the amount will be adequate for the financial obligations of the Trust, that additional funds can be obtained or that, upon expiration, the Credit Facility or the Bridge Facility can be refinanced on terms acceptable to the Trust or the lenders. In such circumstances, cash distributions may be reduced.

Dilutive Effects on Holders of Trust Units

The Trust may determine to redeem the currently outstanding 8.75% Debentures, the 8% Debentures or the 6.50% Debentures and the Debentures offered herein for Trust Units or to settle the interest and/or pay the Redemption Price at maturity of such convertible debentures by issuing additional Trust Units. Accordingly, holders of Trust Units may suffer dilution.

Possible Canadian Federal Income Tax Law Changes

On September 8, 2005, the Department of Finance of the Government of Canada released its consultation paper "Tax and Other Issues Related to Publicly Listed Flow-Through Entities (Income Trusts and Limited Partnerships)". It is not known whether legislation will result from the consultation of which the paper is part. Any resulting legislation could materially affect the Trust, its Unitholders, or holders of debentures of the Trust. In addition, on September 19, 2005, Canada's Minister of Finance requested that the Canada Revenue Agency postpone issuing further advance tax rulings in connection with flow-through entities such as income trusts. The Canada Revenue Agency agreed to this request.

Commodity Price; Frac Spread

The NGL Business' exposure to commodity price risk applies mainly to frac spread. The NGL Business is exposed to the relative price differential between the NGL produced and the shinkage gas used to replace the heat content removed during extraction of the NGL from the natural gas stream. The amount of profit or loss made on this portion of the NGL Business will increase or decrease as the difference between the price of the applicable NGL and the price of natural gas varies. The NGL Business will increase Provident's exposure to frac spread which could result in a material variability of cash flow generated by the NGL Business. Any such variability could negatively affect the Trust and the cash distributions of the Trust.

Reliance on Principal Customers and Operators

Provident will rely on several significant customers to purchase product from the NGL Business. Ethane is predominately purchased by Nova Chemicals Corporation and Dow Chemicals Canada Inc. A significant amount of propane is purchased by Ferrellgas, a division of Ferrellgas Partners L.P. and AmeriGas Partners L.P. EnCana will purchase the majority of the condensate from the EnCana Empress Debutanizer and will also be the principal supplier of natural gas and NGL for the NGL Business. BP Canada operates the BP E1 Plant at Empress, Alberta and the west to east system described herein. EnCana currently operates the EnCana Empress Plant. If for any reason these parties were unable to perform their obligations under the various agreements with Provident, the revenue and distributions of the Trust, and the operations of the NGL Business could be negatively impacted.

CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at December 31, 2004, and as at June 30, 2005, both before and after giving effect to this offering and the Acquisition:

			As at June 30,2005		As at June 30, 2005 after
			before giving effect to this offering and the		giving effect to this offering and the
		As at	Acquisition		Acquisition
Designation	Authorized	December 31, 2004(1)	(unaudited	)	(unaudited(2))
		(in thousands of dollars except Trust Unit amounts)
Long Term Debt (3)........	-	$262,750	$210,500		$582,195(4)
10.5% Debentures(5) ...	$64,410	$49,423	-		-
8.75% Debentures(6) ...	$75,000	$71,834	$66,673		$66,673
8.0% Debentures(7)......	$50,000	$48,199	$48,658		$48,658

			As at June 30,2005		As at June 30, 2005 after
			before giving effect to		giving effect to this offering and the
			this offering and the
		As at	Acquisition		Acquisition
Designation	Authorized	December 31, 2004(1)	(unaudited	)	(unaudited(2))
		(in thousands of dollars except Trust Unit amounts)
6.50% Debentures(8) .....	$100,000	-	$91,651		$91,651

Debentures(9).....................	$150,000	-	-		$142,745

Trust Units (10)....................	Unlimited	$1,438,393(11)	$1,642,048		$1,903,353
		(142,226,248 Trust Units)	(160,727,094 Trust Units	)	(182,557,094 Trust Units )

Exchangeable Shares ..	-	$34,439	$11,232		$11,232
		(3,579,158 Trust Units)(12)	(1,350,256 Trust Units(12))		(1,350,256 Trust Units(12))

Notes:
(1) The balances as at December 31, 2004 have been taken from the audited consolidated financial statements of the Trust as at December 31, 2004. Individual balances presented have not been audited.
(2) Based on the issue of 21,830,000 Subscription Receipts and $150,000,000 aggregate principal amount of Debentures by the Trust pursuant to this offering for aggregate gross proceeds of $425,058,000 less the Underwriters' fee of $19,752,900 and expenses of the issue estimated to be $500,000, assuming the Acquisition closes on or before 5:00 p.m. (Calgary time) on January 25, 2006 and 21,830,000 Trust Units will be issued pursuant to such Subscription Receipts and without giving effect to the exercise of the Underwriters' Option.
(3) Does not include the 10.5% Debentures, 8.75% Debentures, 8.0% Debentures, 6.50% Debentures and the Debentures which are disclosed separately in the table. As at June 30, 2005, Provident could draw up to a maximum of $410 million under its term credit facility. On July 22, 2005, Provident's entered into the Base Cdn. Credit Facility with a maximum borrowing base of $450 million and the Base US Credit Facility with a maximum borrowing base of US$100 million. On October 27, 2005, Provident obtained the Increased Credit Facility. The Increased Credit Facility is an additional $300 million to the Base Credit Facility. The Credit Facility bears interest in accordance with a pricing grid based on Provident's debt to cash flow multiple calculated using the most recent quarterly cash flow on an annualized basis. Based on Provident's cash flow for the quarter ended June 30, 2005, the interest rate pursuant to the pricing grid is equal to the prime rate. The Credit Facility is secured by a first fixed and floating charge debenture, a general assignment of book debts, a negative pledge and an undertaking to provide, if determined necessary by the lenders, first charges over major petroleum and natural gas reserves of Provident. As at June 30, 2005, Provident had drawn $210.5 million against the Base Credit Facility and had $24.9 million of the Base Credit Facility drawn on letters of credit. For the purposes of completing the Acquisition, Provident anticipates drawing $372 million on the Credit Facility, assuming the Underwriters' Option is not exercised.
(4) On October 27, 2005, to ensure sufficient funds are available to complete the Acquisition in the event that this offering is not completed, Provident obtained the Bridge Facility. The Bridge Facility is a $474 million senior bridge facility. The Bridge Facility will be utilized to complete the Acquisition only in the event this offering is not completed. The Bridge Facility bears interest and is secured on the same basis as the Credit Facility.
(5) The 10.5% Debentures were redeemed by the Trust on May 31, 2005.
(6) The 8.75% Debentures bear interest at a rate of 8.75% per year payable semi-annually in arrears. The 8.75% Debentures mature on December 31, 2008 and are convertible into Trust Units at the option of the holder at a conversion price of $11.05 per Trust Unit at any time prior to the earlier of the maturity date or the date on which the 8.75% Debentures are redeemed by the Trust. The 8.75% Debentures are not redeemable by the Trust on or before January 1, 2007. The face value of the outstanding 8.75% Debentures at June 30, 2005 was $69.6 million.
(7) The 8% Debentures bear interest at a rate of 8% per year payable semi-annually in arrears. The 8% Debentures mature on July 31, 2009 and are convertible into Trust Units at the option of the holder at a conversion price of $12.00 per Trust Unit at any time prior to the earlier of the maturity date or the date on which the 8% Debentures are redeemed by the Trust. The 8% Debentures are not redeemable by the Trust on or before July 31, 2007. The face value of the outstanding 8% Debentures at June 30, 2005 was $50 million.
(8) The 6.50% Debentures bear interest at a rate of 6.50% per year payable semi-annually in arrears. The 6.50% Debentures mature on August 31, 2012. The 6.50% Debentures are convertible into Trust Units at the option of the holder at a conversion price of $13.75 per Trust Unit at any time prior to the earlier of the maturity date or the date on which the 6.50% Debentures are redeemed by the Trust. The 6.50% Debentures are not redeemable by the Trust on or before August 31, 2008. The face value of the outstanding 6.50% Debentures at June 30, 2005 was $99.5 million.
(9) The Debentures bear interest at a rate of 6.50% per year payable semi-annually in arrears. The Debentures' Final Maturity Date is April 11, 2011. The Debentures are convertible into Trust Units at the option of the holder at a conversion price of $14.75 per Trust Unit at any time prior to the earlier of the maturity date or the date on which the Debentures are redeemed by the Trust. The Debentures are not redeemable by the Trust on or before October 31, 2008. The face value of the Debentures at the time of issue will be $150 million.
(10) As at June 30, 2005, the Trust had issued options to purchase 3,452,592 Trust Units to employees, directors and officers of Provident.
(11) As at June 30, 2005, in thousands of dollars, the Trust's Unitholders' equity consisted of $1,642,048 of net Unitholders' contributions, $24,401 of accumulated income, $13,831 of the equity component of the convertible Debentures, contributed surplus of $1,271, less $521,381 of accumulated cash distributions on the Trust Units and $25,451 of cumulative translation adjustment.
(12) Represents Trust Units issuable as of December 31, 2004 or June 30, 2005, as applicable, on the exchange of exchangeable shares.

PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS

The outstanding Trust Units are traded on the TSX under the trading symbol "PVE.UN" and the AMEX under the trading symbol "PVX". The following table sets forth the closing price range and trading volume of the Trust Units as reported by the TSX and the AMEX for the periods indicated.

Toronto Stock Exchange

Period	High	Low	Volume (000's)

2003
First Quarter.........................................................	$11.95	$9.85	19,001
Second Quarter....................................................	$12.75	$10.00	25,074
Third Quarter........................................................	$11.83	$10.45	24,068
Fourth Quarter.....................................................	$11.75	$10.28	22,012

2004
First Quarter.......................................................	$11.55	$9.21	13,156
Second Quarter..................................................	$11.80	$10.26	25,274
Third Quarter......................................................	$11.43	$10.19	26,861
Fourth Quarter...................................................	$11.96	$10.56	21,851
2005
January............................................................	$11.85	$11.07	5,795
February..........................................................	$12.64	$11.83	10,143
March.............................................................	$12.55	$11.14	10,185
April................................................................	$12.45	$11.80	5,428
May................................................................	$12.69	$12.12	6,746
June...............................................................	$13.06	$12.37	3,777
July.................................................................	$13.92	$12.75	4,877
August............................................................	$14.43	$12.36	6,997
September......................................................	$14.30	$13.40	4,342
October..........................................................	$14.42	$12.68	7,538
November (1 - 4)..............................................	$12.95	$12.64	1,955

On November 4, 2005, the closing price per Trust Unit on the TSX was $12.84. American Stock Exchange
Period	High	Low	Volume (000's)

2003
First Quarter..................................................	US$8.24	US$6.60	22,627
Second Quarter.............................................	US$9.47	US$6.75	45,874
Third Quarter.................................................	US$8.53	US$7.70	30,474
Fourth Quarter..............................................	US$8.89	US$7.81	40,215

2004
First Quarter.................................................	US$9.06	US$6.63	36,172
Second Quarter............................................	US$9.00	US$7.40	48,721
Third Quarter................................................	US$8.96	US$7.70	50,067
Fourth Quarter.............................................	US$9.61	US$8.49	62,211

2005
January.......................................................	US$9.65	US$9.05	15,500
February.....................................................	US$10.27	US$9.51	20,643
March.........................................................	US$10.41	US$9.14	28,078
April...........................................................	US$10.20	US$9.43	17,143
May...........................................................	US$10.21	US$9.65	14,018
June..........................................................	US$10.55	US$9.93	15,388
July...........................................................	US$11.46	US$10.47	14,913
August.......................................................	US$12.00	US$10.14	24,948
September.................................................	US$12.26	US$11.02	15,513
October.....................................................	US$12.38	US$10.84	26,297
November (1 - 4).........................................	US$10.98	US$10.75	1,946

On November 4, 2005, the closing price per Trust Unit on the AMEX was US$10.86.

RECORD OF CASH DISTRIBUTIONS

The following table sets forth the amount of cash distributions per Trust Unit paid by the Trust since its inception.

2001
March - December...............................................................................................................................	$2.54
2002
January - December.............................................................................................................................	$2.03
2003
January - December..............................................................................................................................	$2.06
2004
January - December..............................................................................................................................	$1.44
2005
January - September.............................................................................................................................	$1.08

The Trust has declared a distribution of $0.12 per Trust Unit to be payable on November 15, 2005 (the "October Distribution") to Unitholders of record on October 21, 2005. As purchasers of Subscription Receipts were not holders of record of Trust Units on October 21, 2005 they will not be entitled to receive the October Distribution or an amount equivalent to the October Distribution pursuant to such Subscription Receipts. The Trust has declared a distribution of $0.12 per Trust Unit payable on December 15, 2005 to Unitholders of record on November 21, 2005.

USE OF PROCEEDS

The net proceeds to the Trust from this offering, subject to any Purchase Price Adjustment Amount, are estimated to be approximately $404,805,100 after deducting the fees of $19,752,900 payable to the Underwriters and the estimated expenses of this offering of $500,000. If the Underwriters' Option is exercised in full the net proceeds from this offering, subject to any Purchase Price Adjustment Amount, are estimated to be approximately $442,809,850 after deducting the fees of $21,753,150 payable to the Underwriters and the estimated expenses of this offering of $500,000. See "Plan of Distribution". The net proceeds of this offering will be used by the Trust to fund a portion of the purchase price of the Acquisition. The remaining portion of the purchase price of the Acquisition will be funded through the Credit Facility. See "Relationship Among the Trust, Provident and Certain Underwriters" and "Details of the Offering".

RELATIONSHIP AMONG THE TRUST, PROVIDENT AND CERTAIN UNDERWRITERS

Each of National Bank Financial Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc. and RBC Dominion Securities Inc. is an indirect wholly-owned subsidiary of one of the lenders (the "Lenders") to Provident pursuant to the Base Cdn. Credit Facility and, in the case of BMO Nesbitt Burns Inc. and Scotia Capital Inc., under the Base US Facility and, in the case of National Bank Financial Inc., BMO Nesbitt Burns Inc. and Scotia Capital Inc., under the Increased Credit Facility and the Bridge Facility. In addition, National Bank Financial Inc. acted as financial advisor to the Trust in connection with the Acquisition. Accordingly, the Trust may be considered a connected issuer of each of National Bank Financial Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc. and RBC Dominion Securities Inc. under applicable securities laws.

As at June 30, 2005, $210.5 million was outstanding under the Base Cdn. Credit Facility. In addition, as of June 30, 2005, Provident had issued letters of credit to certain parties in the amount of $24.9 million to guarantee performance of its obligations under certain agreements. These letters of credit reduce the amount that Provident is able to borrow under the Credit Facility. As of the date hereof, the maximum borrowing base available to Provident under the Credit Facility is $750 million and US$100 million and $474 million under the Bridge Facility. For the purposes of completing the Acquisition, Provident anticipates drawing $372 million on the Credit Facility, assuming the Underwriters' Option is not exercised. Each of the Trust and Provident are in compliance with all material terms of the agreement governing the Credit Facility and the Bridge Facility, and none of the Lenders has waived any material breach by the Trust or Provident of such agreements since their execution. Other than as disclosed in this short form prospectus and in the documents incorporated by reference herein, neither the financial position of the Trust or Provident nor the value of the security under the Credit Facility and the Bridge Facility has changed substantially since the indebtedness under the facilities was incurred or entered into, as applicable. For a description of the security under the Credit Facility and the Bridge Facility see "Capitalization of the Trust".

The decision to distribute the Subscription Receipts and Debentures offered hereby and the determination of the terms of the distribution were made through negotiations primarily between Provident, on behalf of the Trust and National Bank Financial Inc., BMO Nesbitt Burns Inc. and Scotia Capital Inc. on their own behalf and on behalf of the other Underwriters. The Lenders did not have any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of this offering, National Bank Financial Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc. and RBC Dominion Securities Inc. will each receive its share of the Underwriters' fee. Upon completion of the Acquisition National Bank Financial Inc. will also receive a fee for acting as financial advisor to the Trust in connection with the Acquisition.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Macleod Dixon LLP and Stikeman Elliott LLP (together, "Counsel"), the following summary describes the principal Canadian federal income tax considerations pursuant to the Tax Act and the regulations thereunder (the "Regulations") generally applicable to a holder who acquires Subscription Receipts or Debentures pursuant to this offering or Trust Units on either the exchange of Subscription Receipts for Trust Units or on the conversion, redemption or maturity of Debentures (collectively, the "Securities") and who, for purposes of the Tax Act and all relevant times, holds the Securities as capital property and deals at arm's length with and is not affiliated with the Trust. Generally, the Securities will be considered to be capital property to a holder provided the holder does not hold the Securities in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders resident in Canada who might not otherwise be considered to hold their Securities as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to (a) a subscriber that is a "financial institution", as defined in the Tax Act for the purposes of the mark-to-market rules, (b) a subscriber an interest in which would be a "tax shelter investment" as defined in the Tax Act, or (c) a subscriber that is a "specified financial institution" as defined in the Tax Act. Any such subscriber should consult its own tax advisor with respect to an investment in the Securities.

This summary is based upon the provisions of the Tax Act and the Regulations in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced prior to the date hereof (the "Proposed Amendments") and Counsels' understanding of the current published administrative practices of the Canada Revenue Agency. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of Securities, and no representations with respect to the income tax consequences to any holder are made. Consequently, holders or prospective holders of Securities should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Securities pursuant to this offering, having regard to their particular circumstances.

Status of the Trust

Based on representations of Provident and the Trust, the Trust currently qualifies, and will qualify on the date of the closing of this offering, as a "mutual fund trust" as defined in the Tax Act. This summary assumes that the Trust will continue to so qualify thereafter for the duration of its existence.

The qualification of the Trust as a mutual fund trust under the Tax Act requires that certain factual conditions generally be met throughout its existence. In order to qualify as a mutual fund trust, either (a) the Trust cannot at any time reasonably be considered to have been established or to be maintained primarily for the benefit of non-resident persons, or (b) the fair market value of property of the Trust that is "taxable Canadian property" (as defined in the Tax Act) cannot at any time exceed 10% of the fair market value of all of the Trust's property. In a published so-called "comfort letter" dated November 26, 2004, the Tax Legislation Division of the Tax Policy Branch of the Department of Finance stated that they were prepared to recommend to the Minister of Finance that the Tax Act be amended, effective January 1, 2004, so that the requirement in (b) that not more than 10% of a trust's property be "taxable Canadian property" would not have to be satisfied at all times during the trust's existence, but only at the time (if any) after January 1, 2004 that a trust was considered to have been established or to be maintained primarily for the benefit of non-residents. There can be no assurance that such recommendation would be accepted by the Minister of Finance or by Parliament. The Trust must also satisfy certain requirements with respect to the distribution of its Trust Units and restrictions on its activities. The Trust has certain restrictions on its activities and its powers and certain rights against non-resident Unitholders such that it is reasonable to expect that these requirements will continue to be satisfied.

Should the Trust not qualify as a mutual fund trust, the income tax considerations would in some respects be materially different than those described in this summary. See "Risk Factors in the AIF Risks Associated With the Level of Foreign Ownership".

Taxation of the Trust

The Trust is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Unitholders and which is deducted by the Trust in computing its income for the purposes of the Tax Act. An amount will be considered to be payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of the Trust is the calendar year.

The Trust is required to include in its income for each taxation year all amounts (i) in respect of royalties held by it, including any amounts subject to set-off in respect of any reimbursed non-deductible Crown charges, (ii) in respect of interest, (iii) in respect of dividends, and (iv) in respect of that portion of Holdings Trust's income for tax purposes for Holdings Trust's taxation year that ends in the Trust's taxation year that becomes payable in Holdings Trust's year to the Trust, together with all amounts designated to the Trust as reimbursed non-deductible Crown charges in excess of the resource allowance deducted in computing Holdings Trust's income. Provided that appropriate designations are made by the Trust, certain dividends which would otherwise be included in its income as dividends received on shares owned by the Trust, including the shares of Provident, will be deemed to have been received by Unitholders and not to have been received by the Trust.

The Trust will be entitled to deduct, on an annual basis, reasonable administrative expenses incurred in its ongoing operations. The Trust will be entitled to deduct, over five years on a straight-line basis, prorated for short taxation years, any costs incurred by it in connection with the issuance of Trust Units or indebtedness. The Trust may also deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10%, on a declining balance basis, of its cumulative Canadian oil and gas property expense account at the end of that year, prorated for short taxation years.

In accordance with the Regulations, the Trust may deduct in computing its income for a year a resource allowance generally calculated by reference to its "adjusted resource profits" as defined for purposes of the Tax Act. Commencing in 2003 on a phase-in basis over a five year period, Crown royalties are deductible and the deduction for resource allowance is being eliminated. The excess, if any, of reimbursed non-deductible Crown charges over the resource allowance deductible by the Trust in the year is deemed to be an amount that has become payable to the Unitholders, to the extent designated by the Trust. Counsel understands that the Trust will designate the full amount of any such excess annually in respect of the Unitholders and the full amount of any such excess designated by Holdings Trust to the Trust will also be designated by the Trust in respect of the Unitholders. The Trust may claim as a deduction an amount that is less than the amount of its income that is paid or payable to Unitholders in a year if it designates such amount not to have been paid or become payable to the Unitholders. This may occur for example to utilize losses from prior taxation years.

Under the Trust Indenture, an amount equal to all of the income, including royalty, interest and dividend income of the Trust for each year, together with the taxable and non-taxable portions of any capital gains realized by the Trust in the year (net of the Trust's expenses and amounts, if any, required to be retained to pay any tax liability of the Trust) will be payable to the Unitholders. Subject to the exceptions described below, all amounts payable to the Unitholders shall be paid by way of cash distributions.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units. Accordingly, such income so utilized will not be payable to Unitholders by way of cash distributions. In such circumstances, such income will be payable to Unitholders in the form of additional Trust Units ("Reinvested Trust Units"). Moreover, under the Trust Indenture, the Trust may, in certain circumstances, issue its own notes or distribute property of the Trust to finance the redemption of Trust Units.

Where the Trust distributes property of the Trust to a Unitholder on a redemption of Trust Units, the Trust will be deemed to receive proceeds of disposition equal to the fair market value of such property at that time (the "Deemed Proceeds"), and such Deemed Proceeds may give rise to a capital gain or income to the Trust. The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net taxable capital gains by an amount determined under the Tax Act based on the redemption or retraction of Trust Units during the year (the "Capital Gains Refund"). The Capital Gains Refund in a particular year may not completely offset the Trust's tax liability for such taxation year that may arise upon distributions of property in connection with the redemption of Trust Units. The Trust Indenture accordingly provides that income of the Trust which is required to satisfy any tax liability on the part of the Trust shall not be payable to Unitholders.

For purposes of the Tax Act, Counsel is advised that the Trust intends to deduct, in computing its income, the full amount available for deduction in each year to the extent of its income for the year otherwise determined. As a result of such deduction from income, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act.

Taxation of Subscription Receipt Holders Resident in Canada

This portion of the summary is applicable to a holder of Subscription Receipts who is or is deemed to be resident in Canada for purposes of the Tax Act.

No gain or loss will be realized by a holder on the exchange of a Subscription Receipt for Trust Units. This opinion is based upon the interpretation of Counsel that a Subscription Receipt is an agreement to acquire Trust Units on the satisfaction of certain conditions. This position has not, to the knowledge of Counsel, been the subject of a judicial determination in Canada and Counsel have not applied for advance income tax rulings from the Canada Revenue Agency in respect of this offering. The cost of any Trust Units acquired must be averaged with the cost of any other Trust Units held by the holder at that time as capital property to determine the adjusted cost base of each Trust Unit.

A disposition or deemed disposition by a holder of a Subscription Receipt, other than on the exchange thereof for a Trust Unit, but including on the repayment of the issue price thereof by the Trust in the event the Acquisition is not completed before the Termination Time, will generally result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the holder's adjusted cost base thereof and any reasonable costs of disposition. In the event that a holder becomes entitled to the repayment of the issue price of a Subscription Receipt as a consequence of the Acquisition not becoming effective prior to the Termination Time, any amount that is paid to the holder by the Trust as or on account of interest will be included in the holder's income and excluded from the holder's proceeds of disposition. The taxation of a capital gain (capital loss) is discussed below under the heading "Taxation of Unitholders Resident in Canada".

If the Acquisition closes on or before 5:00 p.m. (Calgary time) on January 25, 2006 and holders of Subscription Receipts become entitled to receive Trust Units, such holders will receive the Purchase Price Adjustment Amount, as applicable. Counsel is of the view that the Purchase Price Adjustment Amount should be characterized as a reduction in the purchase price of the Subscription Receipts and will reduce the holder's cost of the Trust Units acquired.

If the Acquisition does not close before on or before 5:00 p.m. (Calgary time) on January 25, 2006, the Purchase and Sale Agreement is terminated at any earlier time or the Trust advises the Underwriters or announces to the public that it does not intend to proceed with the Acquisition, holders will be entitled to receive the full amount of the subscription price together with their proportionate share of any interest earned on the investments made with the Escrowed Funds. The interest paid or payable to a holder of Subscription Receipts (depending upon the method regularly followed by the holder in computing the holder's income) in respect of the period from the Closing Date to the date of return of the purchase price for the Subscription Receipts must be included in the income of the holder.

Taxation of Subscription Receipt Holders Not Resident in Canada

This portion of the summary is applicable to a holder of Subscription Receipts who is not resident or deemed to be resident in Canada for purposes of the Tax Act.

No gain or loss will be realized by a holder on the exchange of a Subscription Receipt for Trust Units. If the Acquisition closes on or before 5:00 p.m. (Calgary time) on January 25, 2006 and holders of Subscription Receipts become entitled to receive Trust Units, such holders will receive the Purchase Price Adjustment Amount, as applicable. Counsel is of the view that the Purchase Price Adjustment Amount should be characterized as a reduction in the purchase price of the Subscription Receipts and will reduce the holder's cost of the Trust Units acquired. In addition, Counsel is of the view that there should not be a withholding requirement under Part XIII or XIII.2 of the Tax Act with respect to the payment of the Purchase Price Adjustment Amount.

If the Acquisition does not close on or before 5:00 p.m. (Calgary time) on January 25, 2006, the Purchase and Sale Agreement is terminated at any earlier time or the Trust advises the Underwriters or announces to the public that it does not intend to proceed with the Acquisition, holders will be entitled to receive the full amount of the subscription price together with their proportionate share of any interest earned on the investments made with the Escrowed Funds. Such holder will be subject to withholding tax on such holder's proportionate share of interest on the Escrowed Funds which is paid or credited to such holder at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the holder's jurisdiction of residence. A holder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention will generally be entitled to have the rate of withholding reduced to 10% of the amount of any interest paid or credited. If and to the extent the Escrowed Funds are invested in obligations of, or guaranteed by, the Government of Canada, interest on such obligations that is paid or credited to a non resident holder of Subscription Receipts will not be subject to Canadian tax.

A disposition or deemed disposition of Subscription Receipts will not give rise to any capital gains subject to tax under the Tax Act to a holder provided that the Subscription Receipts are not "taxable Canadian property" of the holder for the purposes of the Tax Act. Generally, Subscription Receipts will not constitute "taxable Canadian property" to a non-resident holder at the time of the disposition or deemed disposition thereof unless (i) the holder uses or holds or is deemed to use or hold the Subscription Receipts (or the Trust Units issuable pursuant thereto) in, or in the course of, carrying on a business in Canada, (ii) the Subscription Receipts (or the Trust Units issuable pursuant thereto) are "designated insurance property" of the holder for purposes of the Tax Act, (iii) the holder, persons with whom the holder does not deal at arm's length (within the meaning of the Tax Act) or the holder together with such persons owned 25% or more of the Trust Units at any time during the 60 month period immediately preceding the disposition; or (iv) the Trust is not a "mutual fund trust" for purposes of the Tax Act at the time of the disposition.

Taxation of Debenture Holders Resident in Canada

This portion of the summary is applicable to a holder of Debentures who is or is deemed to be resident in Canada for purposes of the Tax Act.

A holder of Debentures that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on the Debentures that accrues to it to the end of the particular taxation year or that has become receivable by or is received by the holder before the end of that taxation year, except to the extent that such interest was included in computing the holder's income for a preceding taxation year.

Any other holder will be required to include in computing income for a taxation year all interest on the Debentures that is received or receivable by the holder in that taxation year (depending upon the method regularly followed by the holder in computing income), except to the extent that the interest was included in the holder's income for a preceding taxation year. In addition, if in a taxation year such a holder holds Debentures on any "anniversary day" thereof, the holder will be required to include in income for the year interest that has accrued to the holder to the end of that date on the Debentures, to the extent that the interest was not otherwise included in computing the income of the holder for the year or a preceding taxation year. For this purpose, the "anniversary day" of a Debenture means (i) the day that is one year after the day immediately preceding the date of its issue; (ii) the day that occurs at every successive one year interval from the day determined under (i); and (iii) the day upon which the Debenture was disposed of.

A holder of Debentures that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3 percent on certain investment income, including interest and taxable capital gains.

A holder of a Debenture who exchanges the Debenture for Trust Units pursuant to the conversion privilege will be considered to have disposed of the Debenture for proceeds of disposition equal to the aggregate of the fair market value of the Trust Units so acquired at the time of the exchange and the amount of any cash received in lieu of a fractional Trust Unit. The holder will realize a capital gain or capital loss computed as described below.

The cost to the holder of the Trust Units so acquired will be equal to their fair market value and must be averaged with the adjusted cost base of all other Trust Units held by the holder at that time as capital property for the purpose of calculating the adjusted cost base of each such Trust Unit.

If the Trust redeems a Debenture prior to Maturity or repays a Debenture upon Maturity and the holder does not exercise the conversion privilege prior to such redemption or repayment, the holder will be considered to have disposed of the Debenture for proceeds of disposition equal to the amount received by the holder (other than the amount received as interest) on such redemption or repayment. If the holder receives Trust Units on redemption or repayment, the holder will be considered to have received proceeds of disposition equal to the fair market value of such Trust Units. The holder may realize a capital gain or capital loss computed as described below. The cost to the holder of the Trust Units so received will be equal to their fair market value and must be averaged with the adjusted cost base of all other Trust Units held by the holder at that time as capital property for the purpose of calculating the adjusted cost base of each such Trust Unit.

A disposition or deemed disposition by a holder of a Debenture will generally result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (adjusted as described below) are greater (or less) than the aggregate of the holder's adjusted cost base thereof and any reasonable costs of disposition. Any such capital gains or capital losses will be treated, for tax purposes, in the same manner as capital gains and capital losses arising from a disposition of Trust Units which treatment is discussed below under "Taxation of Unitholders Resident in Canada".

Upon such a disposition or deemed disposition of a Debenture, interest accrued thereon to the date of disposition will be included in computing the holder's income, except to the extent such amount was otherwise included in the holder's income, and will be excluded in computing the holder's proceeds of disposition of the Debenture.

Taxation of Holders of Debentures Not Resident in Canada

This portion of the summary is applicable to a holder of Debentures who is not resident or deemed to be resident in Canada for purposes of the Tax Act.

A holder of a Debenture will generally be subject to Canadian withholding tax at the rate of 25% on interest paid or credited pursuant to the Debenture, unless such rate is reduced under the provisions of a tax treaty between Canada and the holder's jurisdiction of residence. A holder of a Debenture resident in the United States who is entitled to claim the benefit of the Canada US Tax Convention will generally be entitled to have the rate of withholding reduced to 10% of the amount of any interest paid or credited. Any premium paid on a redemption or repurchase of Debentures prior to maturity will be deemed to be interest for Canadian withholding tax purposes.

A disposition or deemed disposition of a Debenture, whether on conversion, redemption, or otherwise, will not give rise to any capital gains subject to tax under the Tax Act provided that (i) the holder does not hold or use and is not deemed to hold or use the Debenture in the course of carrying on business in Canada; (ii) the Debenture is not a "designated insurance property" of the holder for purposes of the Tax Act; and (iii) the Debenture does not otherwise constitute "taxable Canadian property" to the holder within the meaning of the Tax Act. Generally, a Debenture will not otherwise constitute taxable Canadian property to a non-resident holder at the time of the disposition or deemed disposition thereof unless the holder, persons with whom the holder does not deal at arm's length (within the meaning of the Tax Act) or the holder together with such persons owned 25% or more of the Trust Units at any time during the 60 month period immediately preceding the disposition, or the Trust is not a "mutual fund trust" for the purposes of the Tax Act on the date of disposition.

If a Debenture is sold or transferred by a non-resident holder to a purchaser that is resident in Canada at a time when interest has accrued and remains unpaid on the Debenture, the portion of the purchase or transfer price attributable to such accrued interest may be deemed to be interest, and there may be liability on the part of the purchaser to remit withholding tax on such deemed interest (and any other amounts deemed to be interest) under the Tax Act. The computation of the amount of interest which is deemed to have been paid on a transfer of Debentures, including a conversion, is complex, and in some circumstances unclear. Non-resident sellers or transferors of Debentures should consult their own advisors as to whether any withholding obligation applies.

Taxation of Unitholders Resident in Canada

This portion of the summary is applicable to a Unitholder who is or is deemed to be resident in Canada for purposes of the Tax Act.

A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net realized taxable capital gains, that is paid or payable to the Unitholder in that particular taxation year, notwithstanding that any such amount is payable in Reinvested Trust Units. Income of a Unitholder from the Trust Units will be considered to be income from property and not resource income (or "resource profits") for the purposes of the Tax Act. Any loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a loss of a Unitholder.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Unitholder for purposes of the Tax Act. Many factors influence the percentage split of distributions to Unitholders between taxable income, taxable dividends, taxable capital gains and non-taxable distributions. Therefore the percentage split can be expected to vary over time.

The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of Trust Units or fractions thereof, the adjusted cost base of the Trust Units held by such Unitholder will generally be reduced by such amount. To the extent that the adjusted cost base to a Unitholder of a Trust Unit is less than zero, such negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit and the Unitholder's adjusted cost base will be increased by the amount of such deemed capital gain.

The cost to a Unitholder of Trust Units acquired pursuant to this offering will equal the purchase price of the Trust Units plus the amount of any other reasonable costs incurred in connection therewith. This cost will be averaged with the adjusted cost base of all other Trust Units held by the Unitholder at that time as capital property to determine the adjusted cost base to the Unitholder of each Trust Unit.

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, whether on redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding any amount which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs of disposition.

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Unitholder in a taxation year must be included in the Unitholder's income for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Unitholder in a taxation year must be deducted from taxable capital gains realized by the Unitholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

Where Trust Units are redeemed and property of the Trust is distributed in specie to a Unitholder on the redemption, the proceeds of disposition to the Unitholder of the Trust Units will generally be equal to the fair market value of the property so distributed less the amount of any income or capital gain realized by the Trust on the distribution of such property. The cost to a Unitholder of any property distributed to the Unitholder on a redemption of Trust Units will generally be equal to the fair market value of such property at the time of the distribution (less any accrued interest thereon in the case of property that is notes). A Unitholder that receives notes will be required to include in income interest on the notes (including any interest that had accrued to the date of the acquisition of the notes by a Unitholder) in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the notes, an offsetting deduction may be available.

A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3 percent on certain investment income, including taxable capital gains and most income from the Trust.

Taxation of Unitholders Not Resident in Canada

This portion of the summary is applicable to a Unitholder who is not resident or deemed to be resident in Canada for purposes of the Tax Act.

Any distribution of income of the Trust to a Unitholder will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Unitholder's jurisdiction of residence. A Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention generally will be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed. The Trust is also obligated to withhold on all capital distributions to non-resident Unitholders at the rate of 15%, and such distributions will not reduce the adjusted cost base of the non-resident Unitholder's Trust Units. Where a non-resident sustains a capital loss on a disposition of Trust Units such loss may reduce the non-resident's tax liability in respect of capital distributions.

A disposition or deemed disposition of a Trust Unit, whether on redemption or otherwise, will not give rise to any capital gains subject to tax under the Tax Act provided that the Trust Units are not "taxable Canadian property" of the holder for the purposes of the Tax Act. Trust Units generally will not be considered taxable Canadian property to a holder unless: (a) the holder holds or uses, or is deemed to hold or use the Trust Units in the course of carrying on business in Canada; (b) the Trust Units are "designated insurance property" of the holder for purposes of the Tax Act; (c) at any time during the 60 month period immediately preceding the disposition of the Trust Units the holder or persons with whom the holder did not deal at arm's length or any combination thereof, held 25% or more of the issued Trust Units; or (d) the Trust is not a "mutual fund trust" for the purposes of the Tax Act on the date of disposition.

Interest paid or credited on notes to a Unitholder who receives such notes on a redemption of Trust Units will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. A Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention generally will be entitled to have the rate of withholding reduced to 10% of the amount of such interest.

ELIGIBILITY FOR INVESTMENT

In the opinion of Macleod Dixon LLP and Stikeman Elliott LLP, based on representations from Provident and the Trust as to certain factual matters, the Subscription Receipts and the Debentures offered hereby will, on the Closing Date, be qualified investments under the Tax Act and the regulations thereunder for trusts governed by Deferred Plans other than (i) in the case of Subscription Receipts if an annuitant, a beneficiary, an employer or a subscriber under the governing plan in respect of such trust, as applicable, does not deal at arm's length with the Trust; and (ii) in the case of Debentures, deferred profit sharing plans where Provident is an employer in respect of the plan.

If the Trust ceases to qualify as a mutual fund trust, the Subscription Receipts, the Debentures and the Trust Units issuable pursuant to the Subscription Receipts and on conversion, redemption or maturity of the Debentures will cease to be qualified investments for Deferred Plans. Adverse tax consequences may apply to a Deferred Plan, or an annuitant thereunder, if the Deferred Plan acquires or holds property that is not a qualified investment for the Deferred Plan.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the Subscription Receipts and Debentures offered hereby will be passed upon on behalf of the Trust by Macleod Dixon LLP, Calgary, Alberta and on behalf of the Underwriters by Stikeman Elliott LLP, Calgary, Alberta.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, 111 - 5th Avenue S.W., Suite 3100, Calgary, Alberta, T2P 5L3.

The transfer agent and registrar for the Trust Units is, and for the Subscription Receipts and the Debentures will be, Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of Macleod Dixon LLP, as a group, and Stikeman Elliott LLP, as a group, each beneficially own, directly or indirectly, less than one percent of the Trust Units. As of the date hereof, the principals of McDaniel & Associates Consultants Ltd., independent oil and gas reservoir engineers, as a group, beneficially own, directly or indirectly, less than one percent of the Trust Units. As of the date hereof, the principals of Netherland, Sewell & Associates, Inc. independent oil and gas reservoir engineers do not beneficially own, directly or indirectly, any Trust Units. As of the date hereof, the principals of Cawley, Gillespie & Associates, Inc., independent oil and gas reservoir engineers, as a group, beneficially own, directly or indirectly, less than one percent of the Trust Units.

CONSENTS

Consent of PricewaterhouseCoopers LLP

We have read the short form prospectus of Provident Energy Trust (the "Trust") dated November 7, 2005 relating to the qualification for distribution of 21,830,000 subscription receipts and $150,000,000 aggregate principal amount of debentures of the Trust (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above mentioned Prospectus of our report to the unitholders of the Trust on the audited consolidated balance sheets as at December 31, 2004 and 2003 and the consolidated statements of operations and accumulated income (loss) and cash flows for the years ended December 31, 2004 and 2003. Our report is dated March 9, 2005.

We also consent to the incorporation by reference in the above mentioned Prospectus of our report to the shareholders of Olympia Energy Inc. on the audited consolidated balance sheets as at December 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. Our report is dated March 5, 2004.

Calgary, Alberta (Signed) PricewaterhouseCoopers LLP
November 7, 2005 Chartered Accountants

Consent of PricewaterhouseCoopers LLP

We have read the short form prospectus of Provident Energy Trust (the "Trust") dated November 7, 2005 relating to the qualification for distribution of 21,830,000 subscription receipts and $150,000,000 aggregate principal amount of debentures of the Trust (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We also consent to the inclusion in the above mentioned Prospectus of our report to the directors of EnCana Corporation on the audited Schedule of Revenue and Operating Expenses for the two years ended December 31, 2004 and 2003 and the audited Schedule of Selected Assets as at December 31, 2004 and 2003 for the EnCana Natural Gas Liquids Processing Operations. Our reports are dated September 30, 2005.

We also consent to the inclusion in the above mentioned Prospectus of our report to the partners of Kinetic Resources (LPG) on the audited balance sheet of Kinetic Resources (LPG) as at January 31, 2005 and 2004 and as at July 31, 2005 and the statement of partners' capital, income and cash flows for the years and periods, as applicable, then ended. Our report is dated October 24, 2005.

We also consent to the inclusion in the above mentioned Prospectus of our report to the partners of Kinetic Resources U.S.A. on the audited balance sheet of Kinetic Resources U.S.A. as at January 31, 2005 and 2004 and as
at July 31, 2005 and the statement of partners' capital, income and cash flows for the years and periods, as applicable, then ended. Our report is dated October 24, 2005.

Calgary, Alberta (Signed) PricewaterhouseCoopers LLP
November 7, 2005 Chartered Accountants

Consent of KPMG LLP

We have read the short form prospectus of Provident Energy Trust (the "Trust") dated November 7, 2005 relating to the qualification for distribution of 21,830,000 subscription receipts and $150,000,000 aggregate principal amount of debentures of the Trust (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above mentioned Prospectus of our report to the directors of Viracocha Energy Inc. on the audited consolidated balance sheets as at December 31, 2003 and 2002 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the years then ended. Our report is dated April 27, 2004.

Calgary, Alberta                                                                                                     (Signed) KPMG LLP
November 7, 2005                                                                                                  Chartered Accountants

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

SCHEDULE A
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

COMPILATION REPORT

November 7, 2005

Compilation Report

To the Trustee of
Provident Energy Trust

We have read the accompanying unaudited consolidated pro forma balance sheet of Provident Energy Trust (the "Trust") as at June 30, 2005 and the unaudited consolidated pro forma statements of operations for the six months ended June 30, 2005 and for the year ended December 31, 2004 and have performed the following procedures.

1.
Compared the figures in the columns captioned "Provident Energy Trust" to the unaudited financial statements of the Trust as at and for the six months ended June 30, 2005, and the audited financial statements of the Trust for the year ended December 31, 2004, respectively, and found them to be in agreement.

2.	Compared the figures in the column captioned "Olympia" to the unaudited financial statements of the Olympia Energy Inc. for the period January 1 to May 31, 2004 and found them to be in agreement.

3.	Compared the figures in the columns captioned "Viracocha" to the unaudited financial statements of Viracocha Energy Inc. for the period January 1 to May 31, 2004 and found them to be in agreement.

4.
Compared the figures in the columns captioned "Breitburn" to the unaudited financial statements of Breitburn Energy Company LLC for the period January 1 to June 15, 2004 and found them to be in agreement.

5.
Compared the figures in the columns captioned "EnCana Natural Gas Liquids Processing" as at June 30, 2005 to the unaudited Schedule of Selected Assets of EnCana Natural Gas Liquids Processing Operations as at June 30, 2005 and found them to be in agreement.

6.	Compared the figures in the columns captioned "EnCana Natural Gas Liquids Processing Operations" for the six months ended June 30, 2005 and the year ended December 31,

2004 to the unaudited Schedule of Revenue and Operating Expenses of EnCana Natural Gas Liquids Processing Operations for the six months ended June 30, 2005 and the audited Schedule of Revenue and Operating Expenses of EnCana Natural Gas Liquids Processing Operations for the year ended December 31, 2004 and found them to be in agreement.

7.
Compared the figures in the columns captioned Kinetic Resources (LPG) to the audited financial statements as at and for the six months ended July 31, 2005 and the year ended January 31, 2005 and found them to be in agreement.

8.
Compared the figures in the columns captioned Kinetic Resources (USA) to the audited financial statements as at and for the six months ended July 31, 2005 and the year ended January 31, 2005 and found them to be in agreement. We recalculated the conversion of Kinetic Resources (USA) to Canadian dollars at the stated exchange rate and found them to be arithmetically correct.

9.	Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

(a) the basis for determination of the pro forma adjustments; and
(b)	whether the pro forma financial statements comply as to form in all material respects with the Securities Acts of the various Provinces of Canada (the Acts ).

The officials:

(a) described to us the basis for determination of the pro forma adjustments, and
(b) stated that the pro forma statements comply as to form in all material respects with the Acts.

10.	Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

11.
Recalculated the application of the Breitburn, Olympia, Viracocha and Midstream pro forma adjustments to the aggregate of the amounts in the columns captioned Provident Energy Trust , Breitburn , Olympia and Viracocha for the year ended December 31, 2004 and Midstream for the periods applicable and found the amounts in the columns captioned Total Provident and Combined to be arithmetically correct.

12.
Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned Provident Energy Trust and Midstream as at June 30, 2005 and for the six months then ended, and found the amounts in the column captioned Combined to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants

Calgary, Alberta

PROVIDENT ENERGY TRUST
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2004
Canadian dollars (000s)
(unaudited)
	Provident Energy Trust	Olympia Jan. 1, 2004 to May 31, 2004	Olympia Adjustments (note 6)	Viracocha Jan. 1, 2004 to May 31, 2004	Viracocha Adjustments (note 6)	Breitburn Jan. 1, 2004 to June 14, 2004	Breitburn Adjustments	Total Provident	Midstream Acquisition	Midstream Adjustments (note 5)	Combined

Revenue
Revenue	$ 1,200,854	$ 27,203	$ (4,961)	$ 21,670	$ (2,321)	$23,566	$ 458	$ 1,268,657	$ 368,264	(7,660) (d)	$ 1,629,261
					2,188
Realized loss on financial	(68,944)	-	(73)	-	(2,188)	(7,647)	-	(78,852)	-	-	(78,852)
derivative instruments
Unrealized loss on financial
derivative instruments	(22,053)	(947)	-	-	-	(9,555)	-	(32,555)	-	-	(32,555)
Royalties and Operating Fees		(4,834)	4,834			458	(458)				-
	1,109,857	21,422	(200)	21,670	(2,321)	6,822	-	1,157,250	368,264	(7,660)	1,517,854
Expenses
Cost of goods sold	741,641	-	-	-	-	-	-	741,641	-	-	741,641
Production, operating and	141,493	4,807	-	6,049	(610)	8,457	710	160,906	252,122	(5,545) (d)	407,483
maintenance
Transportation	5,087	-	-	-	-	-	-	5,087	21,181	(441) (d)	25,827
Gas and NGL purchases	-	-	-	-	-	59	(59)	-	-	-	-
Production and property taxes	-	-	-	-	-	651	(651)	-	-	-	-
General and administrative	27,104	6,488	-	2,842	-	3,312	-	39,746	14,456	-	54,202
Stock based compensation	1,819	-	-	-	-	-	-	1,819	-	-	1,819
Interest on bank debt	11,816	817	-	1,057	-	1,679	(1,679)	13,690	193	15,216 (a)	29,099
Interest, accretion and	16,608	-	-	-	-	-	-	16,608	-	11,150 (a)	27,758
amortization on convertible
debentures
Interest income	-	-	-	-	-	(5)	-	(5)	(139)	-	(144)
Foreign exchange gains	(2,224)	-	-	-	-	-	-	(2,224)	16	-	(2,208)
Amortization of convertible	-	-	-	14	-	-	-	14	-	-	14
debenture
Amortization of debt issuance	-	-	-	-	-	679	-	679	-	1,091	1,770
costs
Other expense	-	-	-	-	-	710	-	710	-	-	710
Other income	-	-	-	-	-	(39)	-	(39)	-	-	(39)
Allowance for doubtful	-	413	-	-	-	-	-	413	-	-	413
accounts
Redeemable preferred stock	-	-	-	-	-	2,194	(2,194)	-	-	-	-
accretion
Accrued preferred stock	-	-	-	-	-	414	(414)	-	-	-	-
dividend
Depletion, depreciation,	177,282	8,783	(617)	9,888	(3,953)	1,911	1,148	194,442	8,404	49,631 (b)	252,477
amortization and accretion
	1,120,626	21,308	(617)	19,850	(4,563)	20,022	(3,139)	1,173,487	296,233	71,102	1,540,822

Income (loss) before taxes	(10,769)	114	417	1,820	2,242	(13,200)	3,139	(16,237)	72,031	(78,762)	(22,968)

Capital taxes	5,921	132	-	136	-	-	-	6,189	-	1,575 (f)	7,764
Current taxes	1,282	1,166	(1,166)	-	-	-	-	1,282	-	-	1,282
Withholding tax	-	-	-	-	-	-	337	337	-	-	337
Future income tax expense	(40,577)	(1,081)	1,314	437	796	-	(4,411)	(43,522)	-	(6,086) (g)	(49,608)
(recovery)
	(33,374)	217	148	573	796	-	(4,074)	(35,714)	-	(4,511)	(40,225)
Non-controlling interest	923	-	-	-	-	-	(805)	118	-	-	118
Net income (loss) for the period	$21,682	$103	$269	$1,247	$1,446	$ (13,200)	$8,018	$19,359	$72,031	$(74,251)	17,139

Net income per unit -basic	0.19										0.12
Net income per unit -diluted	0.19										0.12

PROVIDENT ENERGY TRUST
CONSOLIDATED PRO FORMA BALANCE SHEET
As at June 30, 2005
Canadian dollars (000s)
(unaudited)	Provident		Midstream
	Energy	Midstream	Adjustments
	Trust	Acquisition	(note 5)	Combined

Assets
Current assets
Cash	$464	$737	$-737	$464
Accounts receivable	147,144	49,045	76,155	272,344
Petroleum product inventory	23,199	64,333	32,067	119,599
Deferred derivative loss	1,175	-	-	1,175
Intangible assets	-	-	33,750	33,750
Prepaid expenses	11,937	3,942	-3,942	11,937
	183,919	118,057	137,293	439,269

Cash reserve for future site reclamation	1,993	-	-	1,993
Investments	3,570	-	-	3,570
Deferred financing charges	6,626	-	6,000	12,626
Property, plant and equipment	1,371,933	173,899	253,676	1,799,508
Intangible assets	-	-	210,850	210,850
Goodwill	330,944	-	51,754	382,698

	$1,898,985	$291,956	$659,573	$2,850,514

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$161,175	$40,422	$116,078	$317,675
Payable to affiliates	-	40,682	-40,682	-
Cash distributions payable	17,195	-	-	17,195
Distribution payable to non-controlling interest	377	-	-	377
Financial derivative instruments	35,990	1,579	-1,579	35,990
	214,737	82,683	73,817	371,237

Long-term debt	417,482	-	514,440	931,922
Asset retirement obligation	43,209	-	12,029	55,238
Long-term financial derivative instruments	1,993	-	-	1,993
Future income taxes	60,797	-	-	60,797

Non-controlling interest
USOGP operations	13,069	-	-	13,069
Exchangeable shares	12,979	-	-	12,979
Unitholders' Equity
Unitholders' contributions	1,642,048	-	261,305	1,903,353
Other equity	-	209,273	-209,273	-
Convertible debentures equity component	13,831	-	7,255	21,086
Contributed surplus	1,271	-	-	1,271
Cumulative translation adjustment	-25,451	-	-	-25,451
Accumulated income	24,401	-	-	24,401
Accumulated cash distributions	-521,381	-	-	-521,381
	1,134,719	209,273	59,287	1,403,279
	$1,898,985	$291,956	$659,573	$2,850,514

-

PROVIDENT ENERGY TRUST
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the six months ended June 30, 2005
Canadian dollars (000s)
(unaudited)

	Provident	Midstream	Midstream
	Energy	Acquisition	Adjustments
	Trust		(note 5)		Combined
Revenue
Revenue	$661,349	$185,393	$-3,856	(d)	$842,886
Realized loss on financial derivative instruments	-24,451	-	-		-24,451
Unrealized loss on financial derivative instruments	-14,371	-	-		-14,371
	622,527	185,393	-3,856		804,064
Expenses
Cost of goods sold	383,799	-	-		383,799
Production, operating and maintenance	81,295	118,794	-2,640	(d)	197,449
Transportation	3,028	8,382	-192	(d)	11,218
General and administrative	17,637	9,003	-		26,640
Stock based compensation	2,422	-	-		2,422
Interest on bank debt	5,240	11	7,608	(a)	12,859
Interest, accretion and amortization on convertible debentures	12,093	-	5,575	(a)	17,668
Interest income	-	-839	-		-839
Foreign exchange gains and other	-108	-	-		-108
Amortization of deferred financing charges	558	-	545		1,103
Loss on redemption of convertible debentures	49	-	-		49
Gain on sale of marketing contracts	-5,188	-	-		-5,188
Depletion, depreciation, amortization and accretion	99,550	4,220	24,816	(b)	128,586
	600,375	139,571	35,712		775,658

Income (loss) before taxes and non-controlling interest	22,152	45,822	-39,568		28,406

Capital taxes	2,910	-	881	(f)	3,791
Current and withholding taxes	4,371	-	-		4,371
Future income tax (recovery)	-9,832	-	-2,891	(g)	-12,723
	-2,551	-	-2,010		-4,561
Non-controlling interest	664	-	-		664
Net income (loss) for the period	24,039	45,822	-37,558		32,303
Net income per unit - basic	0.16				0.19
Net income per unit - diluted	0.16				0.19

PROVIDENT ENERGY TRUST
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005

(tabular amounts in thousands of Canadian dollars)

1.	Basis of Presentation

The pro forma consolidated financial statements of Provident Energy Trust ("Provident") have been prepared by management to give effect to the purchase of the midstream assets comprising natural gas liquids processing operations and marketing activities ("Midstream Acquisition") from EnCana Corporation, the purchase of Viracocha Energy Inc. Viracocha and Olympia Energy Inc. Olympia which have been involved in oil and gas exploration, development and production in Canada, and to give effect to the purchase of Breitburn Energy Company LLC and Subsidiaries (Breitburn), which has been involved in oil and gas exploration, development and production in the United States.

The June 30, 2005 pro forma consolidated balance sheet and consolidated statement of operations has been prepared from:

(a)	Provident's unaudited consolidated financial statements as at and for the six months ended June 30, 2005.

(b)
The unaudited Schedule of Revenue and Operating Expenses for the six months ended June 30, 2005 of the EnCana Natural Gas Liquids Processing Operations and the unaudited Schedule of select assets as at June 30, 2005 and the audited consolidated financial statements as at and for the six months ended July 31, 2005 of Kinetic Resources (LPG) and the audited consolidated financial statements as at and for the six months ended July 31, 2005 of Kinetic Resources U.S.A, with related adjustments

The December 31, 2004 pro forma consolidated statement of operations has been prepared from:

(a)	Provident's audited consolidated financial statements as at and for the year ended December 31, 2004.

(b)
The audited consolidated financial statements as at and for the year ended December 31, 2004 of the EnCana Natural Gas Liquids Processing Operations and the audited consolidated financial statements as at and for the year ended January 31, 2005 of Kinetic Resources (LPG) and the audited consolidated financial statements as at and for the year ended January 31, 2005 Kinetic Resources U.S.A, with related adjustments.

(c)	Breitburn s unaudited consolidated financial statements for the three months ended March 31, 2004 and the unaudited records of Breitburn for the period April 1,2004 to June 14, 2004.

(d)	Olympia s unaudited consolidated financial statements for the three months ended March 31, 2004 and the unaudited records of Olympia for the period April 1, 2004 to May 31, 2004.

(e)	Viracocha s unaudited consolidated financial statements for the three months ended March 31, 2004 and the unaudited records of Viracocha for the period April 1, 2004 to May 31, 2004.

In the opinion of the management of Provident, the pro forma consolidated financial statements include all adjustments necessary for fair presentation. Both pro forma consolidated statements of operations give effect to the transactions as if they occurred on January 1, 2004. The proforma consolidated balance sheet gives effect to the transaction as if it occurred as at June 30, 2005.

The pro forma consolidated financial statements may not be indicative of the results of operations of the Trust which will be obtained upon completion of the arrangements. In preparing the pro forma consolidated financial statements, no adjustments have been made to reflect any operating or administrative cost savings that may have been achieved prior to the acquisition dates that may result from the operations of the combined assets.

The pro forma consolidated financial statements should be read in conjunction with the financial statements, as listed above.

2.	Acquisition of Viracocha

On June 1, 2004 Provident acquired Viracocha Energy Inc. for consideration of 12,758,386 Trust units with an ascribed value of $145.7 million and 1,325,000 exchangeable shares with an ascribed value of $15.1 million and acquisition costs net of option proceeds of $2.0 million. Viracocha was a public oil and gas exploration and production company active in the Western Canadian sedimentary basin. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

Net Assets Acquired and Liabilities Assumed
Goodwill	$122,022
Property, plant and equipment	109,907
Working capital	2,172
Bank debt	(49,891)
Capital lease obligation	(77)
Deferred lease obligation	(98)
Asset retirement obligation	(7,895)
Future income taxes	(13,294)
$162,826
Consideration
Acquisition costs	$9,000
Option and warrant proceeds	(7,007)
Exchangeable shares	15,132
Trust units issued	145,701
$162,826

3.	Acquisition of Olympia

On June 1, 2004 Provident acquired Olympia Energy Inc. for consideration of 13,385,579 Trust units with an ascribed value of $152.9 million and 1,325,000 exchangeable shares with an ascribed value of $15.1 million plus acquisition costs net of option proceeds of $4.7 million. Olympia was a public oil and gas exploration and production company active in the Western Canadian sedimentary basin. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

Net Assets Acquired and Liabilities Assumed
Goodwill	$106,499
Property, plant and equipment	162,352
Working capital deficiency	(326)
Bank debt	(53,852)
Asset retirement obligation	(1,909)
Non-hedging derivative instrument	(947)
Future income taxes	(39,107)
$172,710
Consideration
Acquisition costs	$8,700
Option and warrant proceeds	(3,985)
Exchangeable shares	15,132
Trust units issued	152,863
$172,710

4.	Acquisition of Breitburn

On June 15, 2004 Provident acquired 92% of Breitburn Energy LLC for consideration of $157.4 million and acquisition costs of $8.2 million. Breitburn is a private company (now a limited partnership) active in the oil and gas exploitation and production business in the Los Angeles basin, USA. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

Net Assets Acquired and Liabilities Assumed
Property, plant & equipment	$214,261
Working capital deficiency	(8,402)
Non-hedging derivative instruments	(25,181)
Other assets	1,028
Asset retirement obligation	(2,367)
Non-controlling interest	(13,690)
$165,649
Consideration
Acquisition costs	$8,214
Cash	157,435
$165,649

5 . Acquisition of Midstream Assets

On October 27, 2005 Provident announced an agreement to purchase a midstream business assets (the Midstream Acquisition) from EnCana Corporation by way of the purchase of partnership interests, corporations and assets. The business comprises NGL extraction plants, pipelines, storage and fractionation facilities, distribution facilities, contracts including supply and transportation arrangements, and ownership of Kinetic, partnerships which perform NGL marketing services including Kinetic's interests in a distribution terminal and leases on 700 rail cars. The transaction will be accounted for using the purchase method with the allocation of the purchase price using financial information as at September 30, 2005 as follows:

Net Assets Acquired and Liabilities Assumed
Property, plant & equipment	$427,575
Working capital	65,100
Intangible asset - fractionation support contract	67,500
Intangible assets - supply, transportation and marketing
contracts	177,100
Asset retirement obligation	(12,029)
Goodwill	51,754
$777,000
Consideration
Acquisition costs	$15,000
Cash	762,000
$777,000

The Midstream Acquisition will be financed by the issuance of 21,830,000 units at $12.60 per unit and $150 million of 6.5% convertible unsecured subordinated debentures in accordance with the short form prospectus dated November 7, 2005. The remaining portion of the purchase price of the Midstream Acquisition will be funded through Provident's credit facility. The working capital value has been adjusted to working capital estimated at closing. Intangible asset values have been adjusted to reflect the purchase price allocation on the Midstream Acquisition.

6.	Pro Forma Adjustments and Assumptions

(a)	Interest on the cash portion of the acquisitions has been calculated using Provident's weighted average interest rate of 3.8%.

(b)
Depletion, depreciation, amortization and accretion has been adjusted to reflect the pro forma value of the Midstream Acquisition, as if the acquisition had occurred at the beginning of the period. Assets are amortized over their useful lives ranging from 2 to 25 years.

(c)
The effect of the fractionation spread support agreement has been reflected in the pro forma income statements for the six months ended June 30, 2005 and for the year ended December 31, 2004 as if it had been in effect on January 1 of each of those periods. No benefit was derived from this agreement in either of those periods, as no net payments would have been received under the agreement.

(d)
Pro forma earnings have been adjusted to reflect the ownership of 60% of the EnCana Empress plant, rather than 70% reflected in the Midstream Acquisition. The 10% interest may be put to the Trust by EnCana Corporation for $15 million at EnCana's option.

(e)
Depletion and depreciation for Olympia, Viracocha and Breitburn has been adjusted to reflect the pro forma value of the oil and gas assets, as if the adjustments had occurred at the beginning of the period.

(f)	Capital taxes have been adjusted to reflect the effect of the equity and debt arising from the transaction as if the equity or debt had been issued at the beginning of each period.

(g)	Future income tax expense has been adjusted for the deduction of interest costs on the debt included in the financial statements on the Midstream Acquisition.

(h)
The pro forma net income per trust unit for the six months ended June 30, 2005 was $0.19 per unit. Net loss available for distribution to unitholder's in the basic per trust unit calculations has been reduced by interest on convertible debentures. The pro forma financial statements were calculated based on 174,560,000 weighted average number of units outstanding during the period. Provident's convertible debentures are not included in the computation of diluted earnings per unit as their effect is anti-dilutive. If all convertible debentures were converted, an additional 27,866,000 trust units would be outstanding for a total of 202,426,000 diluted units outstanding.

(i)
The pro forma net income per trust unit for the year ended December 31, 2004 was $0.12 per unit. The pro forma financial statements were calculated based on 138,458,000 weighted average number of units outstanding during the period. Provident's convertible debentures are not included in the computation of diluted earnings per unit as their effect is anti-dilutive.

7.	Combination of Midstream Acquisition Financial Statements and Translation of BreitBurn LLC financial statements

PROVIDENT ENERGY TRUST
MIDSTREAM ACQUISITION
CONSOLIDATED PRO FORMA BALANCE SHEET
As at June 30, 2005
(000s)
(unaudited)
	Canadian dollars EnCana Natural Gas Liquids Processing Operations As at June 30, 2005	Canadian dollars Kinetic Resources (LPG) As at July 31, 2005	US dollars Kinetic Resources USA As at July 31, 2005	Canadian dollars Kinetic Resources USA As at July 31, 2005(1)	Midstream Acquistion

Assets
Current assets
Cash	$-	$773	$-30	$-36	$737
Accounts receivable	-	28,123	17,435	20,922	49,045
Petroleum product inventory	22,446	21,911	16,647	19,976	64,333
Prepaids	-	1,223	2,266	2,719	3,942
	22,446	52,030	36,318	43,581	118,057

Cash reserve for future site reclamation	-	-	-	-	-
Investments	-			-	-
Deferred financing charges	-			-	-
Property, plant and equipment	169,335	2,795	1,474	1,769	173,899
Goodwill	-	-	-	-	-

	$191,781	$54,825	$37,792	$45,350	$291,956

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$-	$30,201	$6,005	$7,205	$37,406
Payable to affiliates	-	18,466	18,513	22,216	40,682
Cash distribution payable	-	-	-	-	-
Distribution payable to non-controlling interest	-	-	-	-	-
Other liabilities	-	1,264	1,460	1,752	3,016
Financial derivative instruments	-	-	1,316	1,579	1,579
-		49,931	27,294	32,752	82,683

Long-term debt	-	-	-	-	-
Asset retirement obligation	-	-	-	-	-
Long-term financial derivative instruments	-	-	-	-	-
Future income taxes	-	-	-	-	-
-
Equity	191,781	4,894	10,498	12,598	209,273
	$191,781	$54,825	$37,792	$45,350	$291,956
Note: (1) Translated at 1.20

Midstream Acquisition
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the six months ended June 30, 2005
(000s)
(unaudited)

	Canadian dollars EnCana Natural Gas Liquids Processing Operations for the six months ended June 30, 2005	Canadian dollars Kinetic Resources (LPG) for the six months ended July 31, 2005	US dollars Kinetic Resources USA for the six months ended July 31, 2005	Canadian dollars Kinetic Resources USA for the six months ended July 31, 2005(1)	Midstream Acquisition
Revenue
Revenue	$159,966	$18,788	$5,354	$6.639	$185,393
	159,966	18,788	5,354	6,639	185,393
Expenses
Production, operating and maintenance	117,948	846	-	-	118,794
Transportation	3,492	2,036	2,302	2,854	8,382
General and administrative	3,349	2,834	2,274	2,820	9,003
Interest on bank debt	-	9	2	2	11
Interest income	-	(654)	(149)	(185)	(839)
Depletion, depreciation and accretion	4,220	-	-	-	4,220

	129,009	5,071	4,429	5,491	139,571

Income (loss) before taxes	30,957	13,717	925	1,148	45,822

Capital taxes	-	-	-	-	-
Current taxes	-	-	-	-	-
Future income tax expense (recovery)	-	-	-	-	-
	-	-	-	-	-

Non-controlling interest	-	-	-	-	-

Net income (loss) for the period	$30,957	$13,717	$925	$1,148	$45,822
Note:
(1) Translated at 1.24

Midstream Acquisition
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2004
(000s)
(unaudited)

	Canadian dollars EnCana Natural Gas Liquids Processing Operations for the year ended December 31, 2004	Canadian dollars Kinetic Resources (LPG) for the year ended January 31, 2005	US dollars Kinetic Resources USA for the year ended January 31, 2005	Canadian dollars Kine tic Resources USA for the year ended January 31, 2005(1)	Midstream Acquisition
Revenue
Sales	$313,622	$33,137	$15,361	$21,505	$368,264
	313,622	33,137	15,361	21,505	368,264

Expenses
Production, operating and maintenance	249,478	2,644	-	-	252,122
Transportation	7,306	4,015	7,043	9,860	21,181
General and administrative	4,170	6,541	2,675	3,745	14,456
Interest on bank debt	-	141	37	52	193
Interest income	-	-	(99)	(139)	(139)
Foreign exchange (gains) losses	-	16	-	-	16
Depletion, depreciation and accretion	8,404	-	-	-	8,404

	269,358	13,357	9,656	13,518	296,233

Income (loss) before taxes	44,264	19,780	5,705	7,987	72,031

Capital taxes	-	-	-	-	-
Current taxes	-	-	-	-	-
Future income tax expense (recovery)	-	-	-	-	-
-		-	-	-	-

Non-controlling interest	-	-	-	-	-

Net income (loss) for the period	$44,264	$19,780	$5,705	$7,987	$72,031
Note:
(1) Translated at 1.40

Provident Energy Ltd.
Pro Forma Consolidated Financial Statements
Statement of Operations of Breitburn Energy Company LLC and Subsidiaries
For the period January 1, 2004 to June 14, 2004
Canadian dollars (000s) unless otherwise noted

	U.S.	GAAP	Canadian	Exchange	Canadian
	GAAP	Adjustments	GAAP	rate	GAAP
	US$	US	US	(1)	CAD$

Revenues
Oil and gas sales	17,465	-	17,465	1.3367	23,345
Realized hedge loss	(5,721)	-	(5,721)	1.3367	(7,647)
Unrealized hedge loss	-	(7,148)	(7,148)	1.3367	(9,555)
Equity earnings in affiliate	126	39	165	1.3367	221
Operating fees	343	-	343	1.3367	458
	12,213	(7,109)	5,104	1.3367	6,822

Operating costs and expenses
Gas and NGL purchases	44		44	1.3367	59
Lease operating expenses	6,288	39	6,327	1.3367	8,457
Production and property taxes	487	-	487	1.3367	651
Transportation	-	-	-	1.3367	-
Depletion, depreciation and amortization	1,344	-	1,344	1.3367	1,797
Exploration and acquisition expense	-	-	-	1.3367	-
General and administrative	2,478	-	2,478	1.3367	3,312
	10,641	39	10,680	1.3367	14,276

Operating income	1,572	(7,148)	(5,576)	1.3367	(7,454)

Other (income) expense
Interest expense	1,256	-	1,256	1.3367	1,679
Redeemable preferred stock accretion	-	1,641	1,641	1.3367	2,194
Accrued preferred stock dividend	-	310	310	1.3367	414
Interest income	(4)	-	(4)	1.3367	(5)
Amortization of debt issuance costs	508	-	508	1.3367	679
Deprecation of non-oil and gas assets	85	-	85	1.3367	114
Other expense	531	-	531	1.3367	710
Other income	(29)	-	(29)	1.3367	(39)
	2,347	1,951	4,298	1.3367	5,746

Net income	(775)	(9,099)	(9,874)	1.3367	(13,200)

Note:
(1) Average exchange rate for the period ended June 14, 2004.

SCHEDULE B

NGL BUSINESS FINANCIAL INFORMATION

EnCana Natural Gas Liquids Processing Operations

Schedule of Selected Assets
(Thousands Canadian Dollars)

December 31, 2004 and 2003, and June 30, 2005

September 30, 2005

Auditors Report

To the Directors of

Encana Corporation

At the request of Encana Corporation, we have audited the Schedule of Selected Assets of EnCana Natural Gas Liquids Processing Operations as at December 31, 2004 and 2003. This financial information is the responsibility of management of EnCana Corporation. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, these schedules present fairly, in all material respects, the Schedule of Selected Assets of EnCana Natural Gas Liquids Processing Operations as at December 31, 2004 and 2003, in accordance with Canadian generally accepted accounting principles.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

EnCana Natural Gas Liquids Processing Operations
Schedule of Select Assets
As at December 31, 2004 and 2003, and June 30, 2005
(Thousands Canadian Dollars)

		June 30,
		2005	2004	2003
		(unaudited)

Inventories	(Note 3)	$22,446	23,084	23,074

Property, plant and equipment, net	(Note 4)	$169,335	143,430	132,855

See Accompanying Notes to Schedule

EnCana Natural Gas Liquids Processing Operations
Notes to Schedule of Selected Assets
As at December 31, 2004 and 2003, and June 30, 2005

(Thousands Canadian Dollars)

1.	Basis of Presentation

The Schedule of Selected Assets (the "Schedule") has been prepared to accumulate certain information relating
to	EnCana Corporation's Natural Gas Liquids Processing Operations.

The information contained in the Schedule includes inventory and property, plant and equipment related to the following:

-EnCana's interest in natural gas extraction facilities at Empress, Alberta

-EnCana's interest in pipeline and storage assets connecting the Empress facilities to transmission pipelines

-EnCana's interest in fractionation and storage facilities in Sarnia, Ontario and the United States

Information relating to the marketing portion of the business is included in the Kinetic Resources (LPG) and Kinetic Resources (USA) financial statements.

2.	Summary of Significant Accounting Policies

(A) Measurement Uncertainty
The timely preparation of this schedule in conformity with Canadian generally accepted accounting principles requires that Management make estimates and assumptions and use judgment regarding the reported amounts. Such estimates primarily relate to unsettled transactions and events as of the date of these statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

(B) Joint Venture Operations
Substantially all of the Natural Gas Liquids Processing facilities are operated jointly with others, therefore the schedule reflects only EnCana's proportionate interest.

(C) Inventories
Product inventories are valued at the lower of weighted average cost and net realizable value. Materials and supplies are valued at cost.

(D) Property, Plant and Equipment
Natural gas liquids assets are carried at cost and depreciated or amortized on a straight-line basis over the economic lives of the assets which range from 20 to 25 years. Property, Plant and Equipment also includes linefill and storage cavern minimum requirements which are carried at cost and are not depreciated.

(E) Capitalization of Costs
Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Interest is capitalized during the construction phase of large capital projects.

EnCana Natural Gas Liquids Processing Operations
Notes to Schedule of Selected Assets
As at December 31, 2004 and 2003, and June 30, 2005
(Thousands Canadian Dollars)

3. Inventory
	June 30,
	2005	2004	2003

Inventory - product	$21,862	$22,500	$22,760
Inventory - materials and supplies	584	584	314
	$22,446	$23,084	$23,074
4. Property, plant and equipment, net
EnCana's Natural Gas Liquids Processing assets consist of natural gas liquids extraction, transportation, fractionation, storage facilities in Canada and the United States. Capitalized inventory reflecting linefill and storage cavern minimum requirements are also included.

	Canada		United States		Total
			December 31,
	2004	2003	2004	2003	2004	2003

Property, plant and equipment	$227,240	$207,753	$26,958	$28,552	$254,198	$236,305
Less: Accumulated depreciation	(96,073)	(88,820)	(14,695)	(14,630)	(110,768)	(103,450)
	$131,167	$118,933	$12,263	$13,922	$143,430	$132,855

	Canada		United States		Total
			June 30,
	2005		2005		2005

Property, plant and equipment	$270,038		$27,413		$297,451
Less: Accumulated depreciation	(112,605)		(15,511)		(128,116)
	157,433		11,902		169,335

5. Commitments and Contingencies

Commitments as at December 31, 2004

	2005	2006	2007	2008	2009	Thereafter	Total

Gas Supply	$2,190.00	$2,190.00	$2,190.00	$2,190.00	$2,190.00	$14,783.00	$25,733
Capital Commitments	25,600	-	-	-	-	-	25,600
	$27,790.00	$2,190.00	$2,190.00	$2,190.00	$2,190.00	$14,783.00	$51,333

EnCana Natural Gas Liquids Processing Operations

Schedule of Revenue and Operating Expenses

(Thousands Canadian Dollars)

For the Years Ended December 31, 2004 and 2003 and the Six Months Ended June 30, 2005 and 2004

September 30, 2005

Auditors Report

To the Directors of Encana Corporation

At the request of Encana Corporation, we have audited the Schedule of Revenue and Operating Expenses for the two years ended December 31, 2004 and 2003 for the EnCana Natural Gas Liquids Processing Operations. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, Schedule of Revenue and Operating Expenses present fairly, in all material respects, the revenue and operating expenses for the EnCana Natural Gas Liquids Processing Operations for each of the years ended December 31, 2004 and 2003, in accordance with Canadian the basis of accounting disclosed in note 1.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta
Canada

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

EnCana Natural Gas Liquids Processing Operations
Schedule of Revenue and Operating Expenses
For the Years Ended December 31, 2004 and 2003 and the Six Months Ended June 30, 2005 and 2004
(Thousands Canadian Dollars)

	For the Six Months Ended		For the Years Ended
	June 30,		December 31,
	2005	2004	2004	2003
	(unaudited)
Revenues
Product Revenue
Ethane	$28,366	$27,949	$58,268	$85,022
Propane	70,916	62,135	150,884	110,760
Iso Butane	14,940	12,896	28,228	22,562
Normal Butane	19,019	9,737	34,422	25,758
Condensate	20,842	13,705	30,619	23,575
Pipeline and Storage Revenue	5,160	5,233	11,062	10,895
Other Revenue	723	296	139	(2,294)
Total Revenue	159,966	131,951	313,622	276,278

Expenses
Plant Operating Expenses	117,948	113,182	249,478	250,341
Pipeline and Storage Expenses	3,492	3,503	7,306	5,172
Administration	3,349	1,615	4,170	4,192
Depreciation	4,220	4,210	8,404	8,212
Total Expenses	129,009	122,510	269,358	267,917
Excess of Revenue Over Expenses	$30,957	$9,441	$44,264	$8,361

EnCana Natural Gas Liquids Processing Operations
Notes to Schedule of Revenue and Operating Expenses
For the Years Ended December 31, 2004 and 2003 and the Six Months Ended June 30, 2005 and 2004
(Thousands Canadian Dollars)

1.	Basis of Presentation

The Schedule of Revenue and Operating Expenses includes the operating results relating to EnCana Corporation's ("EnCana") Natural Gas Liquids Processing Operations.

EnCana's Natural Gas Liquids Processing Operations ("the Operations") consists of natural gas liquids extraction plants at Empress, Kerrobert Pipeline, Kerrobert Storage, and Sarnia fractionation & storage facilities in Canada and Superior Storage, Superior Depropanizer, & Marysville Underground Storage Terminals in the United States.

The Schedule of Revenue and Operating Expenses does not include provision for income taxes, as this amount is based on the consolidated operations of the vendor of which the Natural Gas Processing Operations forms only a part.

2. Summary of Significant Accounting Policies

(A) Measurement Uncertainty

The timely preparation of this schedule in conformity with Canadian generally accepted accounting principles requires that Management make estimates and assumptions and use judgment regarding the reported amounts. Such estimates primarily relate to unsettled transactions and events as of the date of these statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

(B) Joint Venture Operations

Substantially all of the Natural Gas Liquids Processing facilities are operated through joint ventures, therefore the schedule reflects only EnCana's proportionate interest.

(C) Revenue Recognition

Revenue associated with the sale of Natural Gas Liquids ("NGLs") are recognized when title passes to its customer.

Product revenues represent sales of product which has been extracted at the Operations' extraction facilities. Prices are based on market prices less a predetermined fixed price commission which is charged by the related Marketing business. Substantially all propane, butane, and condensate is marketed by Kinetic Resources (LPG) and Kinetic Resources (USA), both EnCana affiliated entities. Ethane product revenue is based on cost of service and processing fee agreements with two customers.

EnCana Natural Gas Liquids Processing Operations
Notes to Schedule of Revenue and Operating Expenses
For the Years Ended December 31, 2004 and 2003 and the Six Months Ended June 30, 2005 and 2004 (Thousands Canadian Dollars)

Revenues associated with the sale of transportation are recognized when the services are provided. Storage contract fees, including basic handling service fees are recorded as service is provided.

EnCana Natural Gas Liquids Processing Operations Notes to Schedule of Revenue and Operating Expenses For the Years Ended December 31, 2004 and 2003 and the Six Months Ended June 30, 2005 and 2004 (Thousands Canadian Dollars)

(D) Operating Expenses

Plant operating expenses are costs associated with producing specification product and include shrinkage costs, extraction and fractionation facility operating costs, transportation and storage fees, marketing fees and inventory adjustments.

(E) Stock-based Compensation

EnCana records compensation expense for stock options granted to employees using the fair value method. Fair values are determined using the Black-Scholes option-pricing model. Compensation costs are recognized over the vesting period.

Obligations for cash payments under EnCana's share appreciation rights, tandem share appreciation rights, deferred share units and performance share units are accrued as compensation expense over the vesting period. Fluctuations in the price of EnCana's common shares will change the accrued compensation expense and are recognized when they occur.

Stock-based compensation expenses are included in Administration expense.

(F) Depreciation

Natural gas liquids assets are carried at cost and depreciated or amortized on a straight-line basis over the economic lives of the assets which range from 20 to 25 years. Property, Plant & Equipment also includes linefill and storage cavern minimum requirements which are carried at cost and is not depreciated.

3.	Related Party Transactions

In the normal course of operations revenues are received from and expenses paid to companies with which the Operations are affiliated. All such transactions have been conducted on an arm's length basis during the year and is summarized below:

EnCana Natural Gas Liquids Processing Operations
Notes to Schedule of Revenue and Operating Expenses
For the Years Ended December 31, 2004 and 2003 and the Six Months Ended June 30, 2005 and 2004
(Thousands Canadian Dollars)

	(unaudited)
	Six Months Ended June 30,		Years Ended December 31,
	2005	2004	2004	2003

Purchases of Natural Gas	74,927	60,217	130,273	145,084
Marketing Fees	5,178	4,564	11,167	7,478

4.	Segmented Information

The Operations are conducted in both Canada and the United States. Sales are recorded in the country where title is transferred or service is provided.

	Canada		United States		Total
For the years ended December 31	2004	2003	2004	2003	2004	2003

Revenues
Product Sales	240,861	214,575	61,560	53,102	302,421	267,677
Other Revenue	619	(2,294)	(480)	-	139	(2,294)
Pipeline and Storage Revenue	2,754	2,469	8,308	8,426	11,062	10,895

	Canada		United States		Total
For the years ended December 31	2004	2003	2004	2003	2004	2003

Total Revenue	244,234	214,750	69,388	61,528	313,622	276,278

Expenses
Plant Operating Expenses	187,708	202,097	61,770	48,244	249,478	250,341
Pipeline and Storage Expenses	1,048	808	6,258	4,364	7,306	5,172
Administration	4,110	3,829	60	363	4,170	4,192
Depreciation	7,247	6,951	1,157	1,261	8,404	8,212
Total Expenses	200,113	213,685	69,245	54,232	269,358	267,917

Excess Revenue Over Expenses	44,121	1,065	143	7,296	44,264	8,361

	Canada		United States		Total
For the six months ended June 30	2005	2004	2005	2004	2005	2004
(unaudited)

Revenues
Product Sales	111,631	99,039	42,452	27,383	154,083	126,422
Other Revenue	723	297	-	(1)	723	296
Pipeline and Storage Revenue	1,365	1,358	3,795	3,875	5,160	5,233
Total Revenue	113,719	100,694	46,247	31,257	159,966	131,951

Expenses
Plant Operating Expenses	76,485	85,757	41,463	27,425	117,948	113,182
Pipeline and Storage Expenses	430	389	3,062	3,114	3,492	3,503
Administration	3,343	1,600	6	15	3,349	1,615
Depreciation	3,670	3,606	550	604	4,220	4,210
Total Expenses	83,928	91,352	45,081	31,158	129,009	122,510

Excess Revenue Over Expenses	29,791	9,342	1,166	99	30,957	9,441

Kinetic Resources U.S.A.
(a partnership)

Financial Statements
July 31, 2005

B-12

October 24, 2005

Auditor's Report

To the Partners of Kinetic Resources U.S.A.

We have audited the balance sheet of Kinetic Resources U.S.A. as at January 31, 2005, January 31, 2004 and July 31, 2005 and the statements of partners' capital, income and cash flows for the years ended January 31, 2005 and January 31, 2004 and the six-month period then ended. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the partnership as at January 31, 2005, January 31, 2004 and July 31, 2005 and the results of its operations and its cash flows for the years and the six-month period then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

B-13

Kinetic Resources U.S.A.
Balance Sheet

(in thousands of U.S. dollars)

	July 31,	January 31,	January 31,
	2005	2005	2004
	$	$	$

Assets

Current assets
Cash	-	413	1,250
Accounts receivable - trade	17,435	30,187	29,263
Inventory	16,647	7,850	6,025
Risk management asset (note 6)	363	706	1,699
Deferred charges	342	409	234
Exchange product receivable (note 5)	11	4,293	72
Prepaid expenses	1,550	440	192

	36,348	44,298	38,735

Capital assets (note 4)	1,474	1,518	1,600

	37,822	45,816	40,335

Liabilities

Current liabilities
Bank indebtedness	30	-	-
Accounts payable - trade	6,005	5,788	7,511
Accounts payable to affiliated partnership (note 3)	12,842	10,497	16,741
Accounts payable to affiliated company (note 3)	5,671	7,083	3,370
Risk management liability (note 6)	1,316	1,034	1,053
Exchange product liability (note 5)	222	4,410	268
State taxes payable and accrued liabilities	1,055	1,355	1,450
Deferred revenue	183	370	368

	27,324	30,537	30,761

Partners' Capital	10,498	15,279	9,574

	37,822	45,816	40,335
On behalf of the Partnership

(Signed)	(Signed)
Gerald H. Bietz	Murray Buchanan
Vice President Natural Gas Liquids	President and Chief Executive Officer
EnCana Midstream and Marketing	Kinetic Resources U.S.A.

Kinetic Resources U.S.A.
Statement of Partners Capital

(in thousands of U.S. dollars)

	Six-month	Six-month
	period ended	period ended	Year ended		Year ended
	July 31,	July 31,	January 31,		January 31,
	2005	2004	2005		2004
	$	$		$	$
		(Unaudited)

Partners' capital - Beginning of
period	15,279	9,574	9,574		4,088

Distribution to partners	(5,706)	-	-		-
Net income for the period	925	3,047	5,705		5,486

Partners' capital - End of period	10,498	12,621	15,279		9,574

Kinetic Resources U.S.A.
Statement of Income

(in thousands of U.S. dollars)

	Six-month		Six-month
	period ended		period ended	Year ended		Year ended
	July 31,		July 31,	January 31,		January 31,
	2005		2004	2005		2004
		$	$		$	$
			(Unaudited)

Revenues
Net product sales and marketing activities	4,193		5,514	13,480		13,005
Marketing commissions	1,161		778	1,881		1,705

	5,354		6,292	15,361		14,710

Expenses
Freight, customs and brokerage fees	2,302		2,738	7,043		5,673
General and administrative	2,274		537	2,675		3,476
Interest expense	2		7	37		141

	4,578		3,282	9,755		9,290

Interest income	149		37	99		66

	4,429		3,245	9,656		9,224

Net income for the period	925		3,047	5,705		5,486

Kinetic Resources U.S.A.
Statement of Cash Flows

(in thousands of U.S. dollars)

	Six-month	Six-month
	period ended	period ended	Year ended	Year ended
	July 31,	July 31,	January 31,	January 31,
	2005	2004	2005	2004
	$	$	$	$
		(Unaudited)

Cash provided by (used in)

Operating activities
Net income for the period	925	3,047	5,705	5,486
Items not affecting cash
Amortization	47	46	91	45
Unrealized risk management activities	625	700	974	(3,102)

	1,597	3,793	6,770	2,429
Net change in non-cash working capital,
excluding risk management activities	3,669	(4,275)	(7,598)	3,995

	5,266	(482)	(828)	6,424

Financing activities
Distribution to partners	(5,706)	-	-	-
Decrease in partner loans	-	-	-	(4,000)

	(5,706)	-	-	(4,000)

Investing activity
Acquisition of capital assets	(3)	(7)	(9)	(1,602)

Net change in cash	(443)	(489)	(837)	822

Cash - Beginning of period	413	1,250	1,250	428

Cash (bank indebtedness) - End of
period	(30)	761	413	1,250

Supplemental information
Interest paid	2	7	37	141
Interest received	149	37	99	66

Kinetic Resources U.S.A.
Notes to Financial Statements
July 31, 2005

(in thousands of U.S. dollars)

1	Organization and nature of operations

Kinetic Resources U.S.A. (the "Partnership" ) was formed on October 1, 1992, in accordance with the laws of the State of Michigan for the purpose of marketing natural gas liquids. The Partnership interests are held 75% by W.D. Energy Services, Inc., a company ultimately owned by EnCana Corporation and 25% by Kinetic Resources Inc., a company ultimately owned by Koch Industries, Inc.

Effective August 1, 2005, EnCana Midstream Inc., a corporation ultimately held 100% by EnCana Corporation, acquired the entire shares of Kinetic Resources Inc. from Koch Industries, Inc., and in turn has assumed the remaining 25% minority interest of the Partnership. EnCana Corporation, through its U.S.A. affiliates, now indirectly holds 100% of the Partnership.

2	Summary of significant accounting policies

a)	Revenue recognition

Revenues associated with the sales of the Partnership's natural gas liquids owned by the Partnership are recognized when title passes from the Partnership to its customers.

b)	Cash and cash equivalents

All short-term investments purchased with a maturity of three months or less are considered cash equivalents. Cash equivalents are stated at cost, which approximates market value.

c)	Capital assets

Capital assets are recorded at cost and are amortized at rates designed to amortize the cost of the assets over their estimated useful lives, which coincide with rates for income tax purposes.

The storage terminal has an estimated useful life of 20 years.

d)	Inventory

Inventory of natural gas liquids is valued at the lower of cost and net realizable value. Cost is determined using average cost.

e)	Income taxes

No income taxes are recorded in the accounts since they are payable by the partners with the exception of Michigan Single Business Tax.

(1)

B-18

Kinetic Resources U.S.A.

Notes to Financial Statements
July 31, 2005

(in thousands of U.S. dollars)

f)	Derivative instruments

The Partnership uses certain forms of financial instruments, including forwards, swaps and options. Transactions carried out in connection with trading activities are accounted for under the mark-to-market method of accounting. Under this method, commodity trading contracts, including physical transactions and financial instruments, are recorded at fair value, net of reserves. The fair values are recorded as risk management assets and liabilities. Changes in value are reflected in net income.

The prices used to fair value the contracts reflect best estimates for fair values considering various factors, including market quotations, time value of money and price volatility factor underlying the commitments. Prices are adjusted to reflect the potential impact of liquidating positions in an orderly manner over a reasonable period of time under present market conditions.

g)	Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3	Related party transactions

In the normal course of business, the Partnership purchased a significant amount of products and utilized services from an affiliated partnership, Kinetic Resources (LPG) and an affiliated company, EnCana Corporation. All such transactions have been conducted at fair market value based upon the net back value of contracted third party purchases and sales as generally priced at market index prices, less a marketing fee.

4 Capital assets

			July 31, 2005

		Accumulated
	Cost	amortization	Net
	$	$	$

Storage terminal	1,607	154	1,453
Leasehold improvements	16	13	3
Furniture and fixtures	40	24	16
Computer
Hardware	10	8	2
Software	4	4	-

	1,677	203	1,474

(2)

Kinetic Resources U.S.A.
Notes to Financial Statements
July 31, 2005

(in thousands of U.S. dollars)

				January 31,

		Accumulated
	Cost	amortization	Net	Net
	$	$	$	$
			2005	2004

Storage terminal	1,607	114	1,493	1,567
Leasehold improvements	16	12	4	8
Furniture and fixtures	39	21	18	23
Computer
Hardware	8	7	1	1
Software	4	2	2	1

	1,674	156	1,518	1,600

5	Exchange product imbalance

During the period, the Partnership has entered into various product exchange contracts with third parties. At period end, certain contracts are outstanding and result in product exchange imbalances.

6	Financial instruments

The Partnership's financial instruments that are included in the balance sheet are comprised of cash, accounts receivable-trade, risk management asset, bank indebtedness, accounts payable-trade, accounts payable to affiliated company, risk management liability and state tax payable and accrued liabilities.

a)	Fair values of financial assets and liabilities

The fair values of financial instruments that are included in the balance sheet approximate their carrying amount due to the short-term maturity of those instruments.

b)	Credit risk

A substantial portion of the Partnership's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

(3)

B-20

Kinetic Resources U.S.A.
Notes to Financial Statements
July 31, 2005

(in thousands of U.S. dollars)

c)	Derivative financial instruments

i)	A reconciliation of the fair value of the Partnership energy trading contracts is as follows:

			Trading
			contracts
			$

	Fair value of contracts outstanding - January 31, 2003		(2,456)

	Fair value generated during the year		646
	Contracts realized or settled during the year		2,456

	Fair value of contracts outstanding - January 31, 2004		646

	Fair value generated during the period		(328)
	Contracts realized or settled during the period		(646)

	Fair value of contracts outstanding - January 31, 2005		(328)

	Fair value generated during the period		(773)
	Contracts realized or settled during the period		148

	Fair value of contracts outstanding - July 31, 2005		(953)

ii)	The fair value of contracts is as follows:

		July 31,	January 31,	January 31,
		2005	2005	2004
		$	$	$

	Trading contracts
	Prices actively quoted	1	(478)	235
	Prices based on models and other
	valuation methods	(954)	150	411

	Total price risk management assets
	(liabilities)	(953)	(328)	646

d)	Gross transaction volumes

The gross transaction volumes for those energy contracts that are physically settled in the current period amount to 12,855 bbls/day (January 31, 2005 - 17,584 bbls/day; January 31, 2004 - 21,703 bbls/day).

(4)

Kinetic Resources (LPG)
(a partnership)

Financial Statements
July 31, 2005

B-22

October 24, 2005

Auditor's Report

To the Partners of
Kinetic Resources (LPG)

We have audited the balance sheets of Kinetic Resources (LPG) as at January 31, 2005, January 31, 2004 and July 31, 2005 and the statements of partners' capital, income and cash flows for the years ended January 31, 2005 and January 31, 2004 and the six months period ended July 31, 2005. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the partnership as at January 31, 2005, January 31, 2004 and July 31, 2005 and the results of its operations and its cash flows for the years and six-month period then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

B-23

Kinetic Resources (LPG)
Balance Sheet

(in thousands of Canadian dollars)

	As at	As at	As at
	July 31,	January 31,	January 31,
	2005	2005	2004
	$	$	$
Assets

Current assets
Cash and cash equivalents	773	19,376	11,573
Accounts receivable
Trade	28,123	37,068	28,164
Affiliated partnership (note 4)	15,529	12,832	22,205
Inventory	21,911	18,850	21,652
Exchange product receivable (note 6)	319	735	410
Prepaid expenses and deferred charges	904	1,458	598

	67,559	90,319	84,602

Capital assets (note 3)	5,562	5,172	5,078
Less: Accumulated amortization	(2,767)	(2,355)	(2,246)

	2,795	2,817	2,832

	70,354	93,136	87,434

Liabilities

Current liabilities
Accounts payable
Trade	27,929	36,315	26,947
Affiliated company (note 4)	33,995	22,141	23,047
Accrued liabilities and other	2,272	3,004	1,844
Exchange product liability (note 6)	1,254	411	713
Deferred revenue	10	251	1,477

	65,460	62,122	54,028

Partners' Capital	4,894	31,014	33,406

	70,354	93,136	87,434
Commitments (note 9)

On behalf of the Partnership
(Signed)	(Signed)

Gerald H. Bietz	Murray Buchanan
Vice President Natural Gas Liquids	President and Chief Executive Officer
EnCana Midstream and Marketing	Kinetic Resources (LPG)

B-24

Kinetic Resources (LPG)
Statement of Partners' Capital

(in thousands of Canadian dollars)

	Six-month	Six-month
	period ended	period ended	Year ended	Year ended
	July 31,	July 31,	January 31,	January 31,
	2005	2004	2005	2004
	$	$	$	$
		(Unaudited)

Partners' capital - Beginning of
period	31,014	33,406	33,406	18,487

Net income for the period	13,717	6,325	19,780	14,919
Distribution to Partners (note 5)	(39,837)	(22,172)	(22,172)	-

Partners' capital - End of period	4,894	17,559	31,014	33,406

B-25

Kinetic Resources (LPG)
Statement of Income

(in thousands of Canadian dollars)

	Six-month	Six-month
	period ended	period ended	Year ended		Year ended
	July 31,	July 31,	January 31,		January 31,
	2005	2004	2005		2004
	$	$		$	$
		(Unaudited)

Revenues
Net product sales and marketing activities	18,567	11,471	32,333		26,553
Marketing commissions and other income	221	584	804		758

	18,788	12,055	33,137		27,311

Expenses
Freight and customs	846	697	2,644		2,203
Tank car leasing costs	2,036	1,987	4,015		3,930
General and administrative	2,834	3,149	6,541		4,610
Interest expense	9	15	141		71

	5,725	5,848	13,341		10,814

	13,063	6,207	19,796		16,497

Interest income and foreign
exchange loss	654	118	(16)		(1,578)

Net income for the period	13,717	6,325	19,780		14,919

B-26

Kinetic Resources (LPG)
Statement of Cash Flows

(in thousands of Canadian dollars)

	Six-month	Six-month
	period ended	period ended	Year ended	Year ended
	July 31,	July 31,	January 31,	January 31,
	2005	2004	2005	2004
	$	$	$	$
		(Unaudited)

Cash provided by (used in)

Operating Activities
Net income for the period	13,717	6,325	19,780	14,919
Item not affecting cash
Amortization	412	389	109	112

	14,129	6,714	19,889	15,031
Net change in non-cash working capital	(12,562)	(7,351)	10,181	(28)

	1,567	(637)	30,070	15,003

Financing activities
Distribution to partners	(19,780)	(22,172)	(22,172)	(2,000)
Loan from partners	-	12,000	-	-

	(19,780)	(10,172)	(22,172)	(2,000)

Investing activity
Acquisition of capital assets	(390)	(349)	(95)	(57)

Net change in cash	(18,603)	(11,158)	7,803	12,946

Cash - Beginning of period	19,376	11,573	11,573	(1,373)

Cash - End of period	773	415	19,376	11,573

Supplementary information
Interest paid	9	15	141	71
Interest received	303	127	260	152

B-27

Kinetic Resources (LPG)
Notes to Financial Statements
July 31, 2005

(in thousands of Canadian dollars)

1	Organization and nature of operations

Kinetic Resources (LPG), (the "Partnership") was formed on August 1, 1992, in accordance with the laws of the Province of Alberta for the purpose of marketing natural gas liquids. The Partnership interests are held 75% by 915215 Alberta Ltd., a company ultimately owned by EnCana Corporation and 25% by Kinetic Resources (LPG) Ltd., a company ultimately owned by Koch Industries, Inc.

Effective August 1, 2005, EnCana Midstream and Marketing, a partnership ultimately owned by EnCana Corporation, purchased the minority interest of 25% from affiliates of Koch Industries, Inc. EnCana Corporation now indirectly holds 100% of the Partnership.

2	Accounting policies

a)	Revenue recognition

Revenues associated with the sales of the Partnership's natural gas liquids owned by the Partnership are recognized when title passes from the Partnership to its customers.

b)	Cash and cash equivalents

All short-term investments purchased with a maturity of three months or less are considered cash equivalents. Cash equivalents are stated at cost, which approximates market value.

c)	Capital assets

Capital assets are recorded at cost and are amortized at rates designed to amortize the cost of the assets over their estimated useful lives which coincide with rates for income tax purposes.

Leasehold improvements  5 - 10 years
Furniture and fixtures  20%
Computer
Hardware  30%
Software 100%

Included in the capital asset balance is a linefill balance representing the minimum volume requirements of the pipeline operators. The amount is recorded at historical cost and is not subject to amortization.

d)	Inventory

(1)
Inventory of natural gas liquids is valued at the lower of cost and net realizable value. Cost is determined using average cost.

B-28

Kinetic Resources (LPG)
Notes to Financial Statements
July 31, 2005

(in thousands of Canadian dollars)

e)	Foreign currency

Balances are expressed in Canadian dollars on the following basis:

Monetary assets and liabilities - at the period end rate of exchange.
Income and operating expenses - at daily rates of exchange.

f)	Income taxes

No income taxes are recorded in the accounts since they are payable by the partners.

g)	Derivative instruments

The Partnership uses certain forms of financial instruments, including forwards, swaps and options. Transactions carried out in connection with trading activities are accounted for under the mark-to-market method of accounting. Under this method, commodity trading contracts, including physical transactions and financial instruments, are recorded at fair value, net of reserves. The fair values are recorded as risk management assets and liabilities. Changes in value are reflected in net income.

The prices used to fair value the contracts reflect best estimates for fair values considering various factors, including market quotations, time value of money and price volatility factor underlying the commitments. Prices are adjusted to reflect the potential impact of liquidating positions in an orderly manner over a reasonable period of time under present market conditions.

h)	Joint venture interest

Certain of the Partnership's marketing activities are conducted jointly with others, and accordingly, the statements reflect only the Partnership's proportionate interest in such activities.

i)	Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
(2)

B-29

Kinetic Resources (LPG)
Notes to Financial Statements
July 31, 2005

(in thousands of Canadian dollars)

3	Capital assets

			Accumulated	July 31, 2005
		Cost	amortization	Net
		$	$	$

Linefill		2,481	-	2,481
Leasehold improvements		926	788	138
Furniture and fixtures		638	598	40
Computer
Hardware		891	778	113
Software		626	603	23

		5,562	2,767	2,795

			January 31, 2005	January 31, 2004

		Accumulated
	Cost	amortization	Net	Net
	$	$	$	$

Linefill	2,481	-	2,481	2,481
Leasehold improvements	588	423	165	230
Furniture and fixtures	637	593	44	48
Computer
Hardware	846	753	93	66
Software	620	586	34	7

	5,172	2,355	2,817	2,832

4	Related party transactions

In the normal course of business, the Partnership purchased a significant amount of products and utilized services from an affiliated partnership, Kinetic Resources U.S.A. and an affiliated company, EnCana Corporation. All such transactions have been conducted at fair market value based upon the net back value of contracted third party purchases and sales as generally priced at market index prices, less a marketing fee. As at July 31, 2005, the Partnership had a promissory note owing to EnCana Corporation of $5,014.

B-30

Kinetic Resources (LPG)
Notes to Financial Statements
July 31, 2005

(in thousands of Canadian dollars)

5	Partnership distributions

Distributions to partners are on a sharing ratio basis and are recorded as a reduction in capital in the period of distribution. As at July 31, 2005, the Partnership had distributions payable of $20,057 recorded in accounts payable.

6	Exchange product imbalance

During the period, the Partnership has entered into various product exchange contracts with third parties. At period end, certain contracts are outstanding and result in product exchange imbalances.

7	Joint venture interest

A portion of the Partnership's trading activities are conducted through its interest in a joint venture. The interest in the joint venture relates to a profit sharing arrangement whereby the Partnership has a 50% joint venture interest in the profits resulting from the sale of natural gas liquids. There are no assets and liabilities specifically attributable to the joint venture. The financial statements include the Partnership's proportionate share of the joint venture as follows:

	July 31,	July 31,	January 31,	January 31,
	2005	2004	2005	2004
	$	$	$	$

Net product revenue	3,043	982	6,417	591
Freight and customs	(229)	(168)	(402)	(356)

Net income	2,814	814	6,015	235

8	Financial instruments

The Partnership's financial instruments that are included in the balance sheet are comprised of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and other.

a)	Fair values of financial instruments

The fair value of financial instruments that are included in the balance sheet approximate their carrying amount due to the short-term maturity of those instruments.

b)	Credit risk

A substantial portion of the Partnership's accounts receivable are with customers in the oil and gas industry and are subject to the normal industry credit risk.

B-31

(4)

Kinetic Resources (LPG)
Notes to Financial Statements
July 31, 2005

(in thousands of Canadian dollars)

c)	Gross transaction volumes

The gross transaction volumes for those energy contracts that are physically settled in the current period amount to 29,407 bbls/day - July 31, 2005 (37,682 bbls/day - January 31, 2005; 35,127 bbls/day - January 31, 2004).

9	Commitments

The Partnership is committed to the following minimum lease rentals under the terms of various rail tank car leases and premises leases as well as a "cost of capital" commitment:

	Rail tank		Taylor
	cars	Rent	NGL	Total
	$	$	$	$

Period ended July 31, 2006	6,995	252	4,467	11,714
2007	5,607	252	4,467	10,336
2008	4,172	210	4,993	9,475
2009	2,432	-	5,202	7,634
2010	1,304	-	5,122	6,426
2011	86	-	4,954	5,040
Thereafter	-	-	29,012	29,012

10	Contingency

Kinetic Resources has disputed charges from Consumer's Power for the Marysville Fractionation Partnership. The matter has been heard by an arbitration panel and the final decision will be given in December, which should resolve this matter in its entirety. As at July 31, 2005, $6,752 has been accrued in regards to this dispute.
(5)

B-32

CERTIFICATE OF PROVIDENT ENERGY TRUST

Date: November 7, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

PROVIDENT ENERGY TRUST

By: PROVIDENT ENERGY LTD.

(Signed) Thomas W. Buchanan	(Signed) Mark N. Walker
Chief Executive Officer	Vice President, Finance,
Chief Financial Officer and
Corporate Secretary

On behalf of the Board of Directors

(Signed) Jeffrey T. Smith	(Signed) M.H. (Mike) Shaikh
Director	Director

C-1

CERTIFICATE OF THE UNDERWRITERS

Date: November 7, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

NATIONAL BANK FINANCIAL INC.	BMO NESBITT BURNS INC.	SCOTIA CAPITAL INC.

By: (Signed) Robert B. Wonnacott	By: (Signed) Jason J. Zabinsky	By: (Signed) Mark Herman

TD SECURITIES INC.

By: (Signed) Gregory B. Saksida

RBC DOMINION SECURITIES INC.

By: (Signed) Eric L. Toews

CIBC WORLD MARKETS INC.

By: (Signed) T. Timothy Kitchen

CANACCORD CAPITAL CORPORATION

By: (Signed) Karl B. Staddon

HSBC SECURITIES (CANADA) INC.

By: (Signed) Kevin J. Smith

SPROTT SECURITIES INC.

By: (Signed) Brian K. Petersen

C-2

IN THE MATTER OF NATIONAL POLICY 43-201 MUTUAL RELIANCE REVIEW SYSTEM FOR PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

PROVIDENT ENERGY TRUST

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a Short Form Prospectus of the above issuer dated November 7, 2005.

DATED at Calgary, Alberta this November 8, 2005

"Mavis Legg"

Mavis Legg
Manager Securities Analysis

SEDAR Project # 00847651

U.S. PLACEMENT MEMORANDUM	CONFIDENTIAL

PROVIDENT ENERGY TRUST

Private Placement of Subscription Receipts and Debentures

The private placement of Subscription Receipts and Debentures (collectively, the "Offered Securities" and collectively with the trust units of Provident Energy Trust (the “Trust”) issuable pursuant to the Subscription Receipts and upon the conversion, redemption or maturity of the Debentures, as applicable, the "Securities") is being made in the United States to “Institutional Accredited Investors” (as defined in Rule 501(a)(1), (2), (3) and (7) of Regulation D ("Regulation D") under the United States Securities Act of 1933, as amended (the “Securities Act”)) concurrently with a public offering of the Offered Securities being made principally in Canada as described in the accompanying Canadian final short form prospectus, dated November 7, 2005 (together with the documents incorporated therein by reference, the "Canadian Prospectus"). The Offered Securities are being offered in the United States by certain of the underwriters named in the Canadian Prospectus (the "underwriters") through their United States affiliates, in accordance with the underwriting agreement referred to under "Plan of Distribution" in the Canadian Prospectus (the "Underwriting Agreement"). The Canadian Prospectus is incorporated herein by reference and this U.S. Placement Memorandum is qualified in its entirety by the more detailed information contained in the Canadian Prospectus.

Price: Cdn.$12.60 per Subscription Receipt
Cdn.$1000 per Debenture

The Securities have not been and will not be registered under the Securities Act or any state securities law and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined herein), except that the Securities may be offered and sold to Institutional Accredited Investors in reliance upon an exemption from the registration requirements of the Securities Act and state securities laws.

The Securities are "restricted securities" within the meaning of Rule 144 of the Securities Act ("Rule 144") and may be resold or transferred only in accordance with the restrictions referred to in "Notice to Investors" in this U.S. Placement Memorandum.

The Securities have not been approved or disapproved by the United States Securities and Exchange Commission or by any state securities commission or regulatory authority, nor have any of the foregoing authorities or any Canadian provincial securities commission passed on the accuracy or adequacy of this U.S. Placement Memorandum or the Canadian Prospectus. Any representation to the contrary is a criminal offense.

The date of this U.S. Placement Memorandum is November 7, 2005.

The information contained in this U.S. Placement Memorandum is delivered on a confidential basis to each United States offeree solely to enable the offeree to evaluate the Securities. This information does not constitute an offer to any other person or a general offer to the public of, or the general solicitation from the public of, offers to subscribe or purchase any of the Offered Securities in the United States. Distribution of this information and the offer and sale of the Offered Securities in certain jurisdictions may be restricted by law. Persons into whose possession this information comes must inform themselves about and observe any such restrictions.

Distribution of this information to any person other than the offeree, or those persons, if any, retained to advise the offeree in connection with the transaction contemplated herein, is unauthorized, and any disclosure of any of such information without the prior written consent of the Trust is prohibited. Each offeree, by accepting delivery of this information, agrees to the foregoing and further agrees to make no photocopies of this information, or of any documents attached to this U.S. Placement Memorandum, including the Canadian Prospectus. If the recipient of this U.S. Placement Memorandum determines not to purchase Offered Securities or the offering is terminated, the recipient will promptly return all material received in connection herewith to: NBF Securities (USA) Corp., The Park Avenue Tower, 65 East 55th Street, New York, NY 10022, Attention: William Carson, Telephone: (212) 546-7500. The Trust, the underwriters and the U.S. affiliates of the underwriters reserve the right to reject any offer to purchase Offered Securities, in whole or in part, for any reason, or to sell less than the number of Offered Securities offered in this U.S. Placement Memorandum.

None of the underwriters or their respective affiliates makes any representation or warranty, express or implied, relating to the accuracy or completeness of the information set out in this U.S. Placement Memorandum and the Canadian Prospectus, and each of them expressly disclaims any and all liability based on such information or omissions therefrom. No dealer, salesman or any other person has been authorized by the Trust, any underwriter or any affiliate of an underwriter to give any information other than this U.S. Placement Memorandum and the Canadian Prospectus, or to make any representations in connection with the offer or sale of the Offered Securities and, if given or made, that information or representation must not be relied upon as having been authorized by the Trust, any underwriter or any affiliate of an underwriter. Neither the delivery of this U.S. Placement Memorandum and the accompanying Canadian Prospectus nor any sale made in connection with this offering will, under any circumstances, constitute a representation or create any implication that the information contained in this U.S. Placement Memorandum and the accompanying Canadian Prospectus is correct as of any time subsequent to the date of this U.S. Placement Memorandum and the date of the accompanying Canadian Prospectus. Each offeree, prior to investing in the Offered Securities, should perform and rely on its own investigation and analysis of the Trust and the terms of the offering of the Offered Securities, including the merits and risks involved.

The Trust exists under the laws of the Province of Alberta, Canada. Most, if not all, of the Trust's assets are located outside the United States. Some or all of the Trust's officers and directors may be residents of Canada, as may be some or all of underwriters and experts named in this U.S. Placement Memorandum and the Canadian Prospectus. As a result, it may be difficult for investors to enforce civil liabilities under the United States federal securities laws.

Each person receiving this U.S. Placement Memorandum acknowledges that:

• it has not relied on the underwriters or their affiliates in connection with its investigation of the accuracy of the information or its investment decision; and

• no person is authorized in connection with any offering made in this U.S. Placement Memorandum to give any information or make any representation other than as contained in this U.S. Placement

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Memorandum and, if given or made, that information or representation must not be relied upon as having been authorized by the Trust or the underwriters.

Canadian Prospectus and Available Information

This U.S. Placement Memorandum is accompanied by the Canadian Prospectus, which has been filed by the Trust with the securities commissions in each of the provinces of Canada, for the purpose of qualifying the Offered Securities for distribution in Canada.

At any time when the Trust is neither subject to and in compliance with Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor exempt from the filing requirements of the Exchange Act pursuant to Rule 12g3-2(b) thereunder, the Trust has agreed to furnish holders and prospective purchasers of the Securities the information required by Rule 144A(d)(4) under the Securities Act in order to permit resales of Securities under Rule 144A.

Preparation of Financial Statements

Prospective investors should be aware that the financial information contained or incorporated by reference in the Canadian Prospectus has been prepared in accordance with Canadian generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies. Prospective purchasers should conduct their own investigation and analysis of the business, data and transactions described in this U.S. Placement Memorandum and the Canadian Prospectus.

Taxation

Prospective investors should be aware that the acquisition of the Offered Securities may have tax consequences both in Canada and the United States. The tax consequences for investors who are resident in, or citizens of, the United States are not described in this U.S. Placement Memorandum or the Canadian Prospectus. Each prospective investor should consult its own tax advisor concerning the investment described in this U.S. Placement Memorandum and the Canadian Prospectus.

Exchange Rates

Except where otherwise indicated, all dollar figures in this U.S. Placement Memorandum and the Canadian Prospectus are expressed in Canadian dollars. On November 7, 2005 the rate of exchange of the Canadian dollar, based on the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was Canadian $1.00 = U.S. $0.8405.

Notice to Investors

The Securities have not been and will not be registered under the Securities Act or the securities laws of any state of the United States and, subject to certain exceptions, may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S (“Regulation S”) under the Securities Act) (“U.S. Persons”). Each underwriter has agreed that it will not offer or sell the Securities within the United States or to, or for the account or benefit of, U.S. Persons, except to Institutional Accredited Investors in accordance with a private placement exemption under the Securities Act and state securities laws

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Each underwriter has further agreed that, except in certain transactions exempt from the registration requirements of the Securities Act, it will not offer or sell the Securities within the United States or to, or for the account or benefit of, U.S. Persons: (i) as part of its distribution; or (ii) otherwise until 40 days after the later of the commencement of the offering of Offered Securities and the date of closing of that offering , as determined by the managing underwriter (the "Distribution Compliance Period"). Each underwriter has also agreed that all offers and sales of the Securities during the Distribution Compliance Period will be made in compliance with Rule 903 or 904 of Regulation S, or in compliance with an exemption from the registration requirements of the Securities Act and applicable state securities laws, and that it will send to each distributor (as defined in Regulation S), dealer (as defined in Section 2(a)(12) of the Securities Act), or other person who is receiving a selling concession, fee or other remuneration in respect of the Securities (collectively, the "Dealers"), to which they sell Securities during the Distribution Compliance Period, a confirmation or other notice setting forth the restrictions on offers and sales of the Securities within the United States or to, or for the account or benefit of, U.S. Persons.

In addition, until 40 days after the commencement of the offering of Offered Securities pursuant to the Canadian Prospectus, an offer or sale of the Securities within the United States by any Dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if that offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the Securities Act.

Offers and sales of Offered Securities within the United States or to, or for the account or benefit of, U.S. Persons, will be made only to persons who execute and deliver to the Trust, the underwriters and the United States affiliates of the underwriters a purchaser's letter in the form provided in Exhibit A to this U.S. Placement Memorandum.

Stabilization

In connection with this offering and in accordance with applicable Canadian securities regulatory policies and stock exchange rules, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities at a level other than that which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Legal Matters

Certain legal matters in connection with the offering of the Offered Securities in the United States will be passed upon by Dorsey & Whitney LLP.

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EXHIBIT A

FORM OF U.S. PURCHASER'S LETTER

Provident Energy Trust
Provident Energy Ltd.
800, 112 - 4th Avenue S.W.
Calgary, Alberta T2P 0H3

-and-

National Bank Financial Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., Canaccord Capital Corporation, HSBC Securities (Canada) Inc. and Sprott Securities Inc
c/o National Bank Financial Inc.
Suite 2802, 450 - 1st Street SW
Calgary, Alberta T2P 5H1

Dear Sirs:

In connection with our proposed purchase of subscription receipts ("Subscription Receipts") and/or extendible convertible unsecured subordinated debentures (the "Debentures", together with the Subscription Receipts, the "Offered Securities") of Provident Energy Trust (the "Trust"), we confirm and agree as follows:

•	we are authorized to consummate the purchase of the Offered Securities;

•
we understand and acknowledge that the Offered Securities and the trust units of the Trust issuable pursuant thereto or upon conversion, redemption or maturity thereof (the "Trust Units"), as applicable, have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States, and that the offer and sale of Offered Securities to us are being made to institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) and (7) of Regulation D under the U.S. Securities Act) (an "Institutional Accredited Investor") in reliance upon a private placement exemption;

•
we are an Institutional Accredited Investor and are acquiring the Offered Securities for our own account or for the account of one or more Institutional Accredited Investors with respect to which we are acting as fiduciary or agent and each such investor account is an Institutional Accredited Investor, and not with a view to any resale, distribution or other disposition of the Offered Securities or Trust Units in violation of United States federal or state securities laws;

•
we acknowledge that we have not purchased the Offered Securities as a result of any general solicitation or general advertising (as such terms are defined in Regulation D under the Securities Act), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

•
we understand and acknowledge that the Offered Securities and Trust Units are "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act ("Rule 144"), and that if in the future we decide to offer, resell, pledge or otherwise transfer any of the Offered Securities or Trust Units the Offered Securities and Trust Units may be offered, sold, pledged or otherwise transferred only (a) to the Trust; (b) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act and in compliance with applicable Canadian local laws and regulations; (c) within the United States, in accordance with (i) Rule 144A, if available, or (ii) Rule 144, if available, and in compliance with any applicable state securities laws of the United States; or (d) in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws of the United States, after (A) in the case of proposed transfers pursuant to (b) above, providing a declaration to Computershare Trust Company of Canada, as registrar and transfer agent or trustee, as applicable, for the Offered Securities and Trust Units, in the form attached hereto as Exhibit 1 (or such other form as the Trust may prescribe from time to time) and (B) in the case of proposed transfers pursuant to (c)(ii) or (d) above, providing an opinion of counsel, of recognized standing reasonably satisfactory to the Trust, to the effect that the proposed transfer may be effected without registration under the U.S. Securities Act;

•
we understand and acknowledge that certificates representing any Subscription Receipts, Debentures and Trust Units issuable pursuant thereto or upon conversion, redemption or maturity thereof, as applicable, sold in the United States or to, or for the account or benefit of, U.S. Persons, and all certificates issued in exchange for or in substitution of such certificates, will bear the following legend upon the original issuance of the Subscription Receipts, Debentures or Trust Units issuable pursuant thereto or upon conversion, redemption or maturity thereof, as applicable, and until the legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF PROVIDENT ENERGY TRUST (THE "TRUST") THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE TRUST, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S ("REGULATION S") UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE SECURITIES ACT, IF AVAILABLE, OR (2) RULE 144 UNDER THE SECURITIES ACT, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE TRUST MUST FIRST BE PROVIDED. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

IF THE TRUST IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED

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FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND THE TRUST, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

If any Offered Securities or Trust Units are being sold in accordance with Rule 904 of Regulation S, and if the Trust is a "foreign issuer" within the meaning of Regulation S at the time of sale, the legend may be removed by providing a declaration to Computershare Trust Company of Canada, as registrar and transfer agent or trustee, as applicable, for the Offered Securities and Trust Units, in the form attached hereto as Exhibit 1 (or as the Trust may prescribe from time to time).

If any Offered Securities or Trust Units are being sold under Rule 144, the legend may be removed by delivering to Computershare Trust Company of Canada an opinion of counsel, of recognized standing reasonably satisfactory to the Trust, that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

•
we understand and acknowledge that the Trust is not obligated to file and has no present intention of filing with the United States Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Offered Securities or Trust Units in the United States or to, or for the account or benefit of, U.S. Persons;

•
we acknowledge that we have received a copy of the U.S. Placement Memorandum and Canadian Prospectus pursuant to which the Offered Securities are being offered and sold and have been afforded the opportunity to ask such questions as we deemed necessary of, and to receive answers from, representatives of the Trust concerning the terms and conditions of the offering of the Offered Securities and to obtain such additional information which the Trust possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in the U.S. Placement Memorandum and Canadian Prospectus pursuant to which the Offered Securities are being offered and sold and that we considered necessary in connection with our decision to invest in the Offered Securities;

•
we understand and acknowledge that the Trust (i) is not obligated to remain a "foreign issuer" within the meaning of Regulation S, (ii) may not, at the time the Offered Securities or Underlying Trust Units are resold by us or at any other time, be a foreign issuer, and (iii) may engage in one or more transactions which could cause the Trust not to be a foreign issuer;

•
we consent to the Trust making a notation on its records or giving instructions to any transfer agent or trustee of the Offered Securities or Trust Units, as applicable, in order to implement the restrictions on transfers set forth and described herein; and

•
we understand and acknowledge that we are making the representations, warranties and agreements contained herein with the intent that they may be relied upon by the Trust, the underwriters and the United States affiliates of the underwriters in determining our eligibility or (if applicable) the eligibility of others on whose behalf we are contracting hereunder to purchase Offered Securities.

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We agree that by accepting the Offered Securities we shall be representing and warranting that the foregoing representations and warranties are true as at the closing time of the offering and sale of such securities with the same force and effect as if they had been made by us at the closing time and that they shall survive the purchase by us of the Offered Securities and shall continue in full force and effect notwithstanding any subsequent disposition by us of the Offered Securities or the Trust Units.

You, the underwriters and the U.S. affiliates of the underwriters are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Dated:____________________________             By: __________________________
    Name:
    Title:

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EXHIBIT B

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:         Computershare Trust Company of Canada
        as registrar and transfer agent for the Subscription Receipts and Debentures of
              Provident Energy Trust

The undersigned:

• acknowledges that the sale of the securities of Provident Energy Trust to which this declaration relates is being made in reliance on Rule 904 of Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "Securities Act"), and

 • certifies that:

1. it is not an affiliate of Provident Energy Trust (as defined in Rule 405 under the Securities Act),

2. the offer of the securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States,

3. neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any "directed selling efforts" (as such term is defined in Regulation S) in the United States in connection with the offer and sale of the securities,

4. the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the Securities Act),

5. the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities, and

6. the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the Securities Act.

Dated:____________________________             By: __________________________
    Name:
    Title: